
10012920


ATK

# 2010 Annual Report to Stockholders

## From the Chairman and the Chief Executive Officer

### FY10 Results

We are pleased to report that ATK delivered another strong year for our shareholders. Sales and earnings per share reached new highs. Margins continued to improve, and we generated strong cash flow. For the first time, ATK gained a position in the Fortune 500 — another sign of our company's strength.

### Business Strategy

At the beginning of FY11, we realigned the company to focus on growth and performance in clearly defined markets. Our new structure includes four business groups: Aerospace Systems, Armament Systems, Missile Products, and Security and Sporting. The new groups provide ATK with a customer and market-centric structure that can meet the needs of ATK's expanding customer base in the United States and internationally. Each of the new business lanes has the opportunity for both organic and acquired growth. We have also made changes to the leadership teams of our groups and corporate staff. This team will continue to excel as we work aggressively to deliver the results you expect.

Our priorities are these: increasing profitability, generating strong cash flow, wisely deploying capital to generate long-term value for our shareholders, and executing and effectively integrating quality acquisitions. We are expanding proven, lean manufacturing and Six Sigma disciplines across the company and will continue to concentrate on effective supply chain management. We intend to deploy capital to grow earnings, maintain financial flexibility and deliver shareholder value.

### Outlook

Although we are facing numerous new challenges, including the proposed cancellation of NASA's Constellation Program, we are confident in our strategic direction and new business structure.

We are working aggressively to ensure ATK's long-term role in space exploration. We are pleased with the support our programs have received from Congress and the acknowledgement of the critical importance the solid rocket motor industrial base plays in both space exploration and national defense. Ensuring a role for solid rocket motors in both endeavors remains a top priority.

We are creating a diversified portfolio that's closely aligned to the needs of our customers and offers opportunity for growth in international markets, commercial aerospace, the rapidly expanding global security market, and precision strike weapons. We are making decisions and implementing processes that will set the company on a course for long-term growth and improved profitability.

Our heightened focus on ensuring a disciplined business model across ATK will yield improved profitability and generate free cash flow. Strong cash flow combined with a healthy orders backlog will allow us the flexibility needed to strategically deploy capital to build shareholder value.

We are very early in the implementation of our new growth and profitability improvement initiatives, but we are focused forward and creating a culture of success. Thank you for your continued support of our company.

Sincerely,



Ronald R. Fogleman

Chairman of the Board



Mark W. DeYoung

President and Chief Executive Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended March 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _______ to _______**

**Commission file number 1-10582**


ATK

## Alliant Techsystems Inc.
(Exact name of Registrant as specified in its charter)

| **Delaware** | **41-1672694** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **7480 Flying Cloud Drive Minneapolis, Minnesota** | **55344-3720** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(952) 351-3000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $.01 | New York Stock Exchange |
| Preferred Stock Purchase Rights | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:** None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of October 4, 2009, the aggregate market value of the registrant's voting common stock held by non-affiliates was approximately $2.483 billion (based upon the closing price of the common stock on the New York Stock Exchange on October 2, 2009).

As of May 12, 2010, there were 33,048,560 shares of the registrant's voting common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the registrant's definitive Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III.

## TABLE OF CONTENTS

PART I

## ITEM 1. BUSINESS

Alliant Techsystems Inc. ("ATK" or the "Company") is a premier aerospace and defense company with more than 18,000 employees and operations in 24 states, Puerto Rico, and internationally. ATK was incorporated in Delaware in 1990.

ATK has grown substantively as a result of both internal expansion and a series of acquisitions. ATK has had the following acquisitions over the past five years:

- Swales Aerospace in June 2007
- Eagle Industries in March 2009
- Blackhawk Industries Products Group Unlimited, LLC in April 2010

ATK is the world's largest producer of military small-caliber ammunition for use in soldier-carried weapons such as automatic and semi-automatic rifles, and machine guns. The Company is also the largest producer of medium-caliber ammunition used by crew-served weapons on armored vehicles and aircraft. ATK is one of the largest producers of military large-caliber ammunition used by tanks. In addition, the Company is the leading producer of ammunition for the sport enthusiast and law enforcement markets.

ATK is the world's largest manufacturer of solid rocket motors. Its signature reusable solid rocket motors provide the majority of thrust at lift off for the Space Shuttle. The Company is also the prime contractor of the first stage of NASA's next-generation family of launch vehicles—the Ares I and Ares V. The Company produces other large solid rocket motors used to launch, or help launch, a wide variety of strategic missiles, and launch vehicles for satellite insertions or deep-space scientific exploration, including the Trident II (D5) and Minuteman III which provide strategic deterrence capability for the United States and its allies; missile intercept solid rocket motors for Ground-based missile defense and the SM-3 program; and Graphite Epoxy Motors for launch vehicles such as the Delta II. The Company also produces smaller solid rocket motors for tactical missiles such as the Hellfire and Maverick. In addition, ATK is a market leader in orbit insertion solid rocket motors that place satellites in their proper orbit once they have arrived in space.

In addition to its world leadership position in ammunition and solid rocket motors, ATK is increasingly establishing itself as a provider of composite components for commercial and military aircraft, as well as affordable, precision-strike weapon systems. The Company is a leading manufacturer of medium-caliber chain guns for use on a variety of land, sea and airborne platforms. It is a leading provider of satellite and spacecraft components and subsystems and has recently established itself as a provider of tactical accessories for military, security, law enforcement and sport enthusiast markets. ATK is a leading provider of energetics and propellants for warheads and bomb-fill. It provides advanced missile warning sensors for a variety of aircraft; fuses for a wide variety of weapon systems; and advanced barrier systems used by the U.S. Armed forces and its allies. Additional business lanes include special mission aircraft for intelligence, surveillance and reconnaissance missions; and advanced flares and decoys used for night operations and search and rescue missions.

We conduct our business through a number of separate legal entities that are listed in Exhibit 21 to this report. These legal entities are grouped into our operating segments which, as of March 31, 2010, were: Armament Systems, Mission Systems, and Space Systems.

Sales, income before interest, income taxes and noncontrolling interest, total assets, and other financial data for each segment for the three years ended March 31, 2010 are set forth in Note 15 to the consolidated financial statements, included in Item 8 of this report.

References in this report to a particular fiscal year refer to the year ended March 31 of that calendar year.

## Armament Systems

Armament Systems, which generated 45% of ATK's external sales in fiscal 2010, develops and produces military ammunition and gun systems, commercial products, tactical systems and equipment, and propellant and energetic materials. It also operates the U.S. Army ammunition plants in Independence, Missouri and Radford, Virginia. The following is a description of the divisions within the group:

### *Commercial Products*

The group produces ammunition for the sport hunting/sport enthusiast market. Its Federal Premium® line of ammunition enjoys a market-leading position in the shooting sports market. Additional brands include Fusion®, and Estate Cartridge®. The group also produces ammunition for the law enforcement market. It's CCI® and Speer® brands also enjoy market-leading positions.

In addition to ammunition, the group includes ATK's successful accessories product lines such as reloading equipment, gun care products, targets and traps, rifle scopes and mounts, and binoculars. These products are marketed under a number of well-know brand names including: RCBS®, Outers®, Shooter's Ridge®, Weaver Optics®, and Nitrex®.

### *Energetic Systems*

The group operates the Radford Army Ammunition Plant in Radford, Virginia, where it provides TNT and develops and produces energetics and a variety of warheads and bomb fill, including nitrocellulose. It also manufactures propellants for tank ammunition and tactical rocket motors. ATK's contract to operate this facility will expire in calendar year 2010. The Company will compete for the contract to continue operating this facility. New products include the Guided Advanced Tactical Rocket System (GATR) and flexible energetic products.

### *Integrated Weapon Systems*

The group produces medium-caliber chain guns and manages medium-caliber ammunition design and orders. These gun systems are used on a variety of land vehicles, helicopters and naval vessels, including the Bradley Fighting Vehicle, the Expeditionary Fighting Vehicle, Light Armored Vehicle, and Apache helicopter. The Company has supplied more than 15,000 medium-caliber gun systems to the U.S. military and allied nations. New products include the Light Weight 25mm gun system and ammunition suite, the Palletized Autonomous Weapon System, and the M230LF gun system.

### *Small Caliber Systems*

Since 2000, ATK has operated the Lake City Army Ammunition plant (LCAAP) in Independence, Missouri. In fiscal 2010, the Company produced approximately 1.4 billion rounds of small caliber ammunition in the facility. ATK is currently under contract with the U.S. Army to operate the LCAAP until fiscal 2014. The prime contract at Lake City accounted for approximately 13 percent of ATK's total revenue in fiscal 2010.

### *Tactical Systems*

The group provides tactical accessories to the armed forces and allies, special operations forces, law enforcement (both domestic and international), and sport enthusiasts.

## Mission Systems

Mission Systems, which generated 26% of ATK's external sales in fiscal 2010, operates across the following market areas: large caliber direct fires, force protection, precision guided munitions, missiles, propulsion, missile defense, fuzes and warheads, composites, special mission aircraft, electronic warfare, military aircraft structures, commercial aircraft structures and launch structures. In fiscal 2010, the Mission Systems group encompassed more than 1,000 different programs for U.S. and allied armed forces, NASA and international governments. The following is a description of the divisions within the group:

***Aerospace Structures***

The group is a leading provider of composite aircraft components for military and commercial aircraft manufacturers. The group provides composite wing skins and nacelles for the F-35 II Lightning, a fifth-generation fighter aircraft for the U.S. military and its allies. The group is also under contract to produce composite stringers and frames for the Airbus A350 passenger jetliner. Additional major composite programs include containment cases for General Electric's GEnx engine which will be used to power the Boeing 747-8 Cargo aircraft, and the Rolls Royce Trent XWB, which will be used to power the A350 aircraft.

***Advanced Weapons***

The group is home to the majority of ATK's precision fire weapons and missiles. It is under contract to produce the Precision Guidance Kit for 155mm artillery and is also one of two contractors to produce the Excalibur 1B, a longer-range precision round for the 155mm Howitzer. The group was also awarded a contract to develop an advanced precision mortar for the U.S. Army and is one of the two largest producers of large-caliber ammunition for the United States and allied nations. Additional programs of note are ATK's advanced anti-radiation guided missile (AARGM) and the XM-25 weapons system under development for the U.S. Army.

***Integrated Systems***

The group is the production home to the Company's AAR-47 missile warning system, which is used by a wide variety of fixed and rotor-wing aircraft to defeat shoulder-fired missile threats. The group holds one of two contracts to develop a next-generation missile warning system, the Joint Allied Threat Awareness System (JATAS). The group also provides special-mission aircraft to the U.S. Government and international customers. These aircraft are specifically equipped for advanced intelligence, surveillance and reconnaissance missions, as well as search and rescue missions.

***Tactical Propulsion and Controls***

The group is home to the Company's manufacturing center of excellence, in Rocket Center, West Virginia, which produces tactical rocket motors, fuzes, warheads and precision fire weapons, large-caliber ammunition, and missile components. The group is also home to the third-stage propulsion system of the Standard Missile-3, a U.S. Navy and allied nation missile intercept weapon system. Additional programs of note include the attitude control motor for NASA's launch abort system on the Orion crew vehicle and the STAR™ family of orbit insertion motors.

## Space Systems

Space Systems, which generated 29% of ATK's external sales in fiscal 2010, produces rocket motor systems for human and cargo launch vehicles, conventional and strategic missiles, missile defense interceptors, small and micro-satellites, satellite components, structures and subsystems, lightweight space deployables and solar arrays, and provides engineering and technical services. Other products include ordnance, such as decoy and illuminating flares. The following is a description of the divisions within the group:

***Space Systems Operations***

The group is the production home for the Company's four-segment reusable solid rocket motors for the Space Shuttle program and five-segment solid rocket motors under development for NASA's next-generation launch vehicles, the Ares I and Ares V. In addition, the Space Systems group produces a launch abort system (LAS) motor for the Orion crew capsule that was designed to safely pull the crew away from the launch vehicle in the event of an emergency during the launch. The Space Shuttle, Ares I/Ares V, and LAS programs accounted for approximately 14% of ATK's total revenue in fiscal 2010. The Obama Administration has outlined a plan to discontinue development of the Ares I and Ares V beginning with the government's fiscal year 2011, and the Space Shuttle program is scheduled for termination after completing four additional launches. In April 2010, the President held a space summit where he placed renewed emphasis on accelerating heavy lift capabilities for space exploration and maintaining progress on the Orion capsule. The Administration's proposals are being debated in Congress, which will lead to NASA Authorization legislation and subsequent appropriations bills, which should be passed by the end of calendar 2010. This legislation could ultimately define NASA's future space exploration program.

The group also produces large solid rocket motors for the Trident II (D5) Fleet Ballistic Missile and the Minuteman III Intercontinental Ballistic Missile. These two programs provide the backbone of the United States' strategic deterrence. The Minuteman III program completed its full rate production in fiscal 2010 and is being reduced to a "warm-line" status in fiscal 2011. Additional solid rocket motors being produced by the group include GEM 40 and GEM 60 motors for the Delta II, Orion®motors for the Orbital Science Corporation's Pegasus®, Taurus®, and Minotaur launch vehicles, and CASTOR® motors for Japan's H-11A and Orbital Sciences Taurus rocket. The group supplies Orion® motors for all three-stages of the ground-based missile defense system. In addition, the group produces advanced flares and decoys that provide illumination for search and rescue missions, and countermeasures against missile attacks. The group also produces thermal management systems that provide heating and cooling for spacecraft, either on-orbit or traveling through the solar system.

***Structures and Components***

The group is also a leading supplier of satellite components and subsystems for a wide variety of satellites and spacecraft. It produces solar arrays and solar panel substrates that generate power for spacecraft; titanium propellant tanks for satellites, space launch vehicles, and space exploration vehicles, and satellite bus structures that form the frame of satellites to which the payloads are attached. In fiscal 2010, the group successfully delivered the first satellite bus for the U.S. Air Force's Operationally Responsive Space program.

**Fiscal 2011 Operation Structure**

Beginning April 1, 2010, ATK commenced operations in a four group structure. As a result of this realignment, ATK's four operating segments are:

- Aerospace Systems, consisting of Space System's current business and the aerospace structures business formerly within Mission Systems
- Armament Systems, consisting of Armament System's current business (except for commercial products and tactical accessories) and the precision munitions business formerly within Mission Systems
- Missile Products, consisting of the remaining businesses formerly within Mission Systems

- Security and Sporting, consisting of the commercial products and tactical accessories business formerly within Armament Systems.

The April 1, 2010 realignment is not reflected in the information contained in this report.

**Customers**

Our sales come primarily from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. As the various U.S. Government customers, including the U.S. Army, NASA, the U.S. Air Force, and the U.S. Navy, make independent purchasing decisions, we do not generally regard the U.S. Government as one customer. Instead, we view each agency as a separate customer.

Fiscal 2010 sales by customer were as follows:

| | Percent of Sales |
|---|---|
| *Sales to:* | |
| U.S. Army | 28% |
| NASA | 18% |
| U.S. Navy | 11% |
| U.S. Air Force | 7% |
| Other U.S. Government customers | 5% |
| Total U.S. Government customers | 69% |
| Commercial and foreign customers | 31% |
| Total | 100% |

Sales to U.S. Government and its prime contractors during the last three fiscal years were as follows:

| Fiscal | U.S. Government sales | Percent of sales |
|---|---|---|
| 2010 | $3,333 million | 69% |
| 2009 | 3,486 million | 76% |
| 2008 | 3,257 million | 78% |

Our reliance on U.S. Government contracts entails inherent benefits and risks, including those particular to the aerospace and defense industry. We derived approximately 13% of our total fiscal sales from the military small-caliber ammunition contract at Lake City. No other single contract contributed more than 10% of our sales in fiscal 2010. Our top five contracts accounted for approximately 30% of fiscal 2010 sales.

The breakdown of our fiscal 2010 sales to the U.S. Government as a prime contractor and a subcontractor was as follows:

| | |
|---|---|
| Sales as a prime contractor | 70% |
| Sales as a subcontractor | 30% |
| Total | 100% |

No single customer, other than the U.S. Government customers listed above, accounted for more than 10% of our fiscal 2010 sales.

Foreign sales for each of the last three fiscal years are summarized below:

| Fiscal | Foreign sales | Percent of sales |
|---|---|---|
| 2010 | $632 million | 13.1% |
| 2009 | 386 million | 8.4% |
| 2008 | 258 million | 6.2% |

Sales to foreign governments must be approved by the U.S. Department of Defense ("DoD") and the U.S. State Department or U.S. Commerce Department. Our products are sold directly to U.S. allies as well as through the U.S. Government. Approximately 55% of these sales were in Armament Systems, 40% were in Mission Systems, and 5% were in Space Systems.

Our major law enforcement customers include large metropolitan police departments, the Department of Homeland Security, the Federal Bureau of Investigation, and the U.S. Secret Service. Major customers of our commercial products business include retailers such as Walmart, Cabela's, and Gander Mountain, as well as large wholesale distributors. Major commercial aerospace customers include Airbus S.A.S., Rolls-Royce Group plc, and General Electric Company.

**Backlog**

Contracted backlog is the estimated value of contracts for which we are authorized to incur costs and orders have been recorded, but for which revenue has not yet been recognized. The total amount of contracted backlog was approximately $6.7 billion and $6.5 billion as of March 31, 2010 and 2009, respectively. Included in contracted backlog as of March 31, 2010 was $1.5 billion of contracts not yet funded consisting primarily of the Ares I Crew Launch Vehicle, which is discussed above. Approximately 50% of contracted backlog as of March 31, 2010 is not expected to be filled within fiscal 2011.

Total backlog, which includes contracted backlog plus the value of unexercised options, was approximately $7.1 billion as of March 31, 2010 and $7.0 billion as of March 31, 2009.

**Seasonality**

Sales of sporting ammunition have historically been lower in our first fiscal quarter. Our other businesses are not generally seasonal in nature.

**Competition**

Our aerospace and defense businesses compete against other U.S. and foreign prime contractors and subcontractors, many of which have substantially more resources to deploy than we do in the pursuit of government and industry contracts. Our ability to compete successfully in this environment depends on a number of factors, including the effectiveness and innovativeness of research and development programs, our ability to offer better program performance than our competitors at a lower cost, our readiness with respect to facilities, equipment, and personnel to undertake the programs for which we compete, and our past performance and demonstrated capabilities. Additional information on the risks related to competition can be found under "Risk Factors" in Item 1A. of this report.

Our commercial products business competes against manufacturers with well-established brand names and strong market positions. A key strategy in these highly competitive markets is the consistent flow of new and innovative products. We also attempt to control operating costs, particularly for raw materials, since retail consumer purchasing decisions are often driven by price. Enhanced product performance is especially important to our law enforcement customers as they rely on our products to protect and serve the public.

ATK generally faces competition from a number of competitors in each business area, although no single competitor competes along all of ATK's segments. ATK's principal competitors in each of its segments are as follows:

*Armament Systems:* General Dynamics Ordnance and Tactical Systems, Inc., a subsidiary of General Dynamics Corporation; BAE Systems; Winchester Ammunition of Olin Corporation; Remington Arms; and various smaller manufacturers and importers, including Hornady, Black Hills Ammunition, Wolf, Rio Ammunition, Fiocchi Ammunition, and Selliers & Belloitt.

*Mission Systems:* Aerojet-General Corporation, a subsidiary of GenCorp Inc.; General Dynamics Corporation; Lockheed Martin Corporation; Raytheon Company; Textron Inc.; Pratt & Whitney Space and Missile Propulsion of United Technologies Corporation; The Boeing Company; L-3 Communications Corporation; Northrop Grumman Corporation; GKN plc; AAR Corp.; Vought Aircraft Industries, Inc.; Goodrich Corporation; Applied Aerospace Structures Corporation; Science Applications International Corporation (SAIC); Ball Aerospace & Technologies Corporation, a subsidiary of Ball Corporation; and Georgia University of Technology.

*Space Systems:* Aerojet-General Corporation, a subsidiary of GenCorp Inc.; Kilgore Flares Company, LLC, a subsidiary of Chemring Group, PLC; Pratt & Whitney Rocketdyne, Inc., a subsidiary of United Technologies Corporation; Orbital Sciences Corporation; Ball Aerospace & Technologies Corporation; General Dynamics-Integrated Space Systems; Sierra Nevada Corporation; AASC; and Keystone & ARDE of United Technologies.

**Research and Development**

We conduct extensive research and development ("R&D") activities. Company-funded R&D is primarily for the development of next-generation technology. Customer-funded R&D is comprised primarily of activities we conduct under contracts with the U.S. Government and its prime contractors. R&D expenditures in each of the last three fiscal years were as follows:

| Fiscal | Company-funded Research and Development | Customer-funded Research and Development |
|---|---|---|
| 2010 | $75.9 million | $773.3 million |
| 2009 | 81.5 million | 865.5 million |
| 2008 | 68.3 million | 785.7 million |

**Raw Materials**

We use a broad range of raw materials in manufacturing our products, including aluminum, steel, copper, lead, graphite fiber, cotton linters, and epoxy resins and adhesives. We monitor the sources from which we purchase these materials in an attempt to ensure there are adequate supplies to support our operations. We also monitor the prices of materials, particularly commodity metals like copper, which have fluctuated dramatically over the past several years.

We procure these materials from a variety of sources. In the case of our government contracts, we are often required to purchase from sources approved by the U.S. DoD. When these suppliers or others choose to eliminate certain materials we require from their product offering, we attempt to qualify other suppliers or replacement materials to ensure there are no disruptions to our operations. Additional information on the risks related to raw materials can be found under "Risk Factors" in Item 1A. of this report.

**Intellectual Property**

As of March 31, 2010, we owned 434 U.S. patents and 235 foreign patents. We also had approximately 181 U.S. patent applications and approximately 145 foreign patent applications pending.

Although we manufacture various products covered by patents, we do not believe that any single existing patent, license, or group of patents is material to our success. We believe that unpatented research, development, and engineering skills also make an important contribution to our business. The U.S. Government typically receives royalty-free licenses to inventions made under U.S. Government contracts. Consistent with our policy to protect proprietary information from unauthorized disclosure, we ordinarily require employees to sign confidentiality agreements as a condition of employment.

As many of our products are complex and involve patented and other proprietary technologies, we face a risk of claims that we have infringed upon third-party intellectual property rights. Such claims could result in costly and time-consuming litigation, the invalidation of intellectual property rights, or increased licensing costs.

**Regulatory Matters**

***U.S. Governmental Contracts***

We are subject to the procurement policies and procedures set forth in the Federal Acquisition Regulation ("FAR"). The FAR governs all aspects of government contracting, including competition and acquisition planning; contracting methods and contract types; contractor qualifications; and acquisition procedures. Every government contract contains a list of FAR provisions that must be complied with in order for the contract to be awarded. The FAR provides for regular audits and reviews of contract procurement, performance, and administration. Failure to comply with the provisions of the FAR could result in contract termination.

The U.S. Government may terminate its contracts with its suppliers, either for convenience or in the event of a default as a result of our failure to perform under the applicable contract. If a cost-plus contract is terminated for convenience, we are entitled to reimbursement of our approved costs and payment of a total fee proportionate to the percentage of the work completed under the contract. If a fixed-price contract is terminated for convenience, we are entitled to payment for items delivered to and accepted by the U.S. Government and fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred or committed. If a contract termination is for default, we are paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government and may be liable to the U.S. Government for repayment of any advance payments and progress payments related to the terminated portions of the contract, as well as excess costs incurred by the U.S. Government in procuring undelivered items from another source. Additional information on the risks related to government contracts can be found under "Risk Factors" in Item 1A. of this report.

We also must comply with U.S. and foreign laws governing the export of munitions and other controlled products and commodities. These include regulations relating to import-export control, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act.

***Environmental***

Our operations are subject to a number of federal, state, and local environmental laws and regulations that govern the discharge, treatment, storage, remediation and disposal of certain materials and wastes, and restoration of damages to the environment. Compliance with these laws and regulations is a responsibility we take seriously. We believe that forward-looking, proper, and cost-effective management of air, land, and water resources is vital to the long-term success of our business. Our environmental policy identifies key objectives for implementing this commitment throughout our operations. Additional information on the risks related to environmental matters can be found under "Risk Factors" in Item 1A. of this report.

**Employees**

As of March 31, 2010, ATK had more than 18,000 employees. Approximately 9% of these employees were covered by collective bargaining agreements. The majority of represented employees work at three locations. Two of the major collective bargaining agreements have terms that expire in calendar 2010 and have been or will be renegotiated during calendar 2010. Two agreements expire in calendar 2011, and another expires in calendar 2012.

**Executive Officers**

The following table sets forth certain information with respect to ATK's executive officers as of May 1, 2010:

| Name | Age | Title |
|---|---|---|
| Mark W. DeYoung. . | 51 | President and Chief Executive Officer |
| Steven J. Cortese . . . | 48 | Senior Vice President Washington Operations |
| Karen Davies . . . . . . | 51 | Senior Vice President and President Armament Systems |
| Ronald P. Johnson . . | 47 | Senior Vice President and President Security and Sporting |
| Blake E. Larson . . . . | 50 | Senior Vice President and President Aerospace Systems |
| Bart R. Olson . . . . . . | 49 | Interim President Missile Products |
| Paula J. Patineau . . . | 56 | Senior Vice President Human Resources and Administrative Services |
| Keith D. Ross . . . . . . | 53 | Senior Vice President, General Counsel and Secretary |
| John L. Shroyer . . . . | 46 | Senior Vice President and Chief Financial Officer |

Each of the above individuals serves at the pleasure of the Board of Directors and is subject to reelection annually on the date of the Annual Meeting of Stockholders. No family relationship exists among any of the executive officers or among any of them and any director of ATK. There are no outstanding loans from ATK to any of these individuals. Information regarding the employment history (in each case with ATK unless otherwise indicated) of each of the executive officers is set forth below.

*Mark W. DeYoung* has served in his present position since February 2010. From 2006 to February 2010, he was Senior Vice President and President Armament Systems. From 2004 to 2006, he was Senior Vice President, Ammunition Systems. From 2002 to 2004, he was Group Vice President, Ammunition Systems. From 2001 to 2002, he was President, Ammunition and Related Products. Before that, he was President, Lake City Ammunition.

*Steven J. Cortese* has held his present position since joining ATK in October 2006. Prior to joining ATK, he served as Vice President, Programs and Budgets for Lockheed Martin Washington Operations from 2003 to 2006. Prior to that he served the U.S. Senate Appropriations Committee in a number of key staff leadership posts from 1986 to 2003, including Minority and Majority Staff Director for the full committee.

*Karen Davies* has held her present position since March 2010. From 2002 to March 2010, she was the Vice President and General Manager for Small Caliber Systems. Before that, she was Vice President, Strategic Programs for Aerospace Group. Prior to that she was Vice President Information Technology and CIO for ATK in Minneapolis.

*Ronald P. Johnson* has held his present position since April 2010. From 2004 to March 2010, he was the Vice President and General Manager of Commercial Products. Prior to joining ATK in 2001, he was Vice President of Finance, Controller, and Vice President of Logistics for Blount International.

*Blake E. Larson* has held his present position since April 2010. From 2009 to March 2010, he was Senior Vice President and President Space Systems. From 2008 to 2009, he was Executive Vice President Space Systems and General Manager Spacecraft Systems from August 2008 to January 2009. From 2006 to 2008, he was Executive Vice President Mission Systems Group. From 2005 to 2006, he was Senior Vice President and President Advanced Propulsion and Space Systems. From 2004 to 2005, he was Vice President and General Manager Space Systems. From 2003 to 2004, he was Executive Vice President Ordnance and Ground Systems. He served as President Precision Fuze Company from 2000 to 2003.

*Bart R. Olson* has held his present position since March 2010. From 2007 to March 2010, he was the Vice President and General Manager of the Tactical Propulsion and Controls business. Prior to that he served as the Vice President and General Manager of ATK's Elkton operations.

*Paula J. Patineau* has held her present position since 2004. From April 2004 until November 2004, she was Senior Vice President and Chief People Officer. From 2002 to 2004, she was Vice President and Chief People Officer. She was Vice President, Human Resources, and Senior Financial Officer from 2000 to 2002.

*Keith D. Ross* has held his present position since 2004. From 2001 to 2004, he served as Vice President and Assistant General Counsel. Prior to joining ATK, Mr. Ross held corporate legal positions in the manufacturing and financial services industries and was an attorney with the law firm of Gibson, Dunn, and Crutcher.

*John L. Shroyer* has held his present position since April 2006. From November 2009 to February 2010, he also served as ATK's interim Chief Executive Officer. From November 2005 to April 2006 he served as Vice President, Operations. He served as Vice President and General Manager, Ordnance Systems from 2004 to November 2005. From 2002 to 2004, he was President of Tactical Systems. He was Vice President, Tactical Systems from 2001 to 2002, and Vice President and Treasurer, Tactical Systems, from 2000 to 2001.

**Available Information**

You can find reports on our company filed with the Securities and Exchange Commission ("SEC") on our Internet site at *www.atk.com* under the "Investor Relations" heading free of charge. These include our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make these reports available as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

You can also obtain these reports from the SEC's Public Reference Room, which is located at 100 F Street NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room is available by phone (1-800-SEC-0330) or on the Internet (*www.sec.gov*). This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

## ITEM 1A. RISK FACTORS

ATK is subject to a number of risks, including those related to being a U.S. Government contractor. Some of the risks facing ATK are discussed below.

***ATK's business could be adversely impacted by reductions or changes in NASA or U.S. Government military spending.***

As the majority of ATK's sales are to the U.S. Government and its prime contractors, ATK depends heavily on the contracts underlying these programs. Significant portions of ATK's sales come from a small number of contracts. ATK's top five contracts, all of which are contracts with the U.S. Government, accounted for approximately 30% of fiscal 2010 sales. ATK's military small-caliber ammunition contract contributed approximately 13% of total fiscal 2010 sales. The loss or significant reduction of a material program in which ATK participates could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

ATK's small-caliber ammunition operations for the U.S. military and U.S. allies are conducted at the Lake City Army Ammunition Plant (Lake City) in Independence, Missouri. Lake City is the Army's principal small-caliber ammunition production facility and is the primary supplier of the U.S. military's small-caliber ammunition needs. ATK took over operation of this facility on April 1, 2000 and is responsible for the operation and management, including leasing excess space to third parties in the private sector. ATK had a 10-year production contract to supply the Army's small-caliber ammunition needs that expired April 1, 2010. ATK has reached agreement with the U.S. Army on a four-year supply contract as the primary supplier of small-caliber ammunition to the U.S. DoD for both its training and tactical needs. Production on the new contract is expected to continue into fiscal 2014. During this same period, ATK will complete government funded projects for modernization of the facility. ATK also has a facilities-use contract for the plant that expires in April 2025. Although the facilities-use contract expires 11 years after the plant production contract, if the plant production contract is not renewed, ATK believes the U.S. Army would relieve ATK of all of its obligations under the facilities-use contract. Future ATK production under this contract or levels of government spending cannot be predicted with certainty.

In 2006, ATK was chosen by NASA to design, develop, and manufacture the first-stage for the next-generation Ares I Crew Launch Vehicle, which will replace the Space Shuttle launch system scheduled for retirement from service as early as 2010. As the prime contractor for the first-stage, in addition to a new five-segment motor derived from the Space Shuttle's four-segment Reusable Solid Rocket Motor ("RSRM"), ATK is also responsible for thrust vector control, stage separation motors, forward and aft interface structures, ordnance, and parachute recovery systems. ATK believes that its RSRM products used on the Space Shuttle and the Ares I Crew Launch Vehicle will be important to achieving affordable launch systems for NASA. In August 2009, NASA released a study, referred to as the Augustine Report, which formed the basis of the Administration's budget released on February 1, 2010. The Administration's released budget includes the proposed cancellation of NASA's Constellation space exploration program. Congress will determine, as part of the 2011 authorization and appropriation legislative process, what the policy and funding levels for NASA will be and ultimately decide on the future funding level for the Constellation program. Current law continues funding for the Constellation program through government fiscal year 2010, and can be modified only by a subsequent appropriations Act by Congress. At this time the impacts of the Administration's budget proposal are still being reviewed. However, if Congress significantly changes NASA's budget or accepts the proposed cancellation of the Constellation program, there could be a material adverse effect on ATK's operating results, financial condition, and cash flows, including the potential for substantial termination liability. In fiscal 2010, NASA sales relating to the Constellation program were approximately $370 million and as of March 31, 2010 ATK had approximately $515 million of goodwill and approximately $170 million of property, plant, and equipment recorded related to the Space Systems Operations reporting unit which would be subject to impairment testing should there be significant changes made to the Constellation program in future periods.

U.S. Government contracts are also dependent on the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years. In addition, most U.S. Government contracts are subject to modification if funding is changed. Any failure by Congress to appropriate additional funds to any program in which ATK participates, or any contract modification as a result of funding changes, could materially delay or terminate the program. This could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

***ATK may not be able to react to increases in its costs due to the nature of its U.S. Government contracts.***

ATK's U.S. Government contracts can be categorized as either "cost-plus" or "fixed-price."

*Cost-Plus Contracts.* Cost-plus contracts are cost-plus-fixed-fee, cost-plus-incentive-fee, or cost-plus-award-fee contracts. Cost-plus-fixed-fee contracts allow ATK to recover its approved costs plus a fixed fee. Cost-plus-incentive-fee contracts and cost-plus-award-fee contracts allow ATK to recover its approved costs plus a fee that can fluctuate based on actual results as compared to contractual targets for factors such as cost, quality, schedule, and performance. The award or incentive fees that are typically associated with these programs are subject to uncertainty and may be earned over extended periods. In these cases, the associated financial risks are primarily in lower profit rates or program cancellation if cost, schedule, or technical performance issues arise.

*Fixed-Price Contracts.* Fixed-price contracts are firm-fixed-price, fixed-price-incentive, or fixed-price-level-of-effort contracts. Under firm-fixed-price contracts, ATK agrees to perform certain work for a fixed price and absorb any cost underruns or overruns. Fixed-price-incentive contracts are fixed-price contracts under which the final contract prices may be adjusted based on total final costs compared to total target cost, and may be affected by schedule and performance. Fixed-price-level-of-effort contracts allow for a fixed price per labor hour, subject to a contract cap. All fixed-price contracts present the inherent risk of unreimbursed cost overruns. If the initial estimates used to calculate the contract price and the cost to perform the work prove to be incorrect, there could be a material adverse effect on operating results, financial condition, or cash flows. In addition, some contracts have specific provisions relating to cost, schedule, and performance. If ATK fails to meet the terms specified in those contracts, the cost to perform the work could increase or ATK's price could be reduced, which would adversely affect the Company's financial condition. The U.S. Government also regulates the accounting methods under which costs are allocated to U.S. Government contracts.

The following table summarizes how much each of these types of contracts contributed to ATK's U.S. Government business in fiscal 2010:

| | |
|---|---|
| *Cost-plus contracts:* | |
| Cost-plus-fixed-fee | 15% |
| Cost-plus-incentive-fee/cost-plus-award-fee | 21% |
| *Fixed-price contracts:* | |
| Firm-fixed-price | 64% |
| Total | 100% |

***ATK's U.S. Government contracts are subject to termination.***

ATK is subject to the risk that the U.S. Government may terminate its contracts with its suppliers, either for convenience or in the event of a default by the contractor. If a cost-plus contract is terminated, the contractor is entitled to reimbursement of its approved costs. If the contractor would have incurred a loss had the entire contract been performed, then no profit is allowed by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive payment of a total fee proportionate to the percentage of the work completed under the contract. If a fixed-price contract is terminated, the contractor is entitled to receive payment for items delivered to and accepted by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred or committed. If a contract termination is for default:

- the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government,

- the U.S. Government is not liable for the contractor's costs for unaccepted items, and is entitled to repayment of any advance payments and progress payments related to the terminated portions of the contract, and
- the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

***ATK is subject to procurement and other related laws and regulations, non-compliance with which may expose ATK to adverse consequences.***

ATK is subject to extensive and complex U.S. Government procurement laws and regulations, along with ongoing U.S. Government audits and reviews of contract procurement, performance, and administration. ATK could suffer adverse consequences if it were to fail to comply, even inadvertently, with these laws and regulations or with laws governing the export of munitions and other controlled products and commodities; or commit a significant violation of any other federal law. These consequences could include contract termination; civil and criminal penalties; and, under certain circumstances, ATK's suspension and debarment from future U.S. Government contracts for a period of time. In addition, foreign sales are subject to greater variability and risk than ATK's domestic sales. Foreign sales subject ATK to numerous stringent U.S. and foreign laws and regulations, including regulations relating to import-export control, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Failure to comply with these laws and regulations could result in material adverse consequences to ATK.

***Novation of U.S. Government contracts involves risk.***

When U.S. Government contracts are transferred from one contractor to another, such as in connection with the sale of a business, the U.S. Government may require that the parties enter into a novation agreement. A novation agreement generally provides that:

- the transferring contractor guarantees or otherwise assumes liability for the performance of the acquiring contractor's obligations under the contract,
- the acquiring contractor assumes all obligations under the contract, and
- the U.S. Government recognizes the transfer of the contract and related assets.

***Other risks associated with U.S. Government contracts may expose ATK to adverse consequences.***

In addition, like all U.S. Government contractors, ATK is subject to risks associated with uncertain cost factors related to:

- scarce technological skills and components,
- the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties and/or cost overruns,
- the substantial time and effort required for design and development,
- design complexity,
- rapid obsolescence, and
- the potential need for design improvement.

***ATK is exposed to risks associated with diversification into new markets.***

ATK's long-term business growth strategy includes diversification into new markets such as commercial aerospace structures. Such efforts involve a number of risks, including increased capital expenditures, market uncertainties, schedule delays, extended payment terms, diversion of management attention, additional credit risk associated with new customers, and costs incurred in competing with companies with strong brand names and market positions. An unfavorable event or trend in any one or more of these factors could adversely affect ATK's operating results, financial condition, or cash flows.

***ATK uses estimates in accounting for its programs. Changes in estimates could affect ATK's financial results.***

Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of ATK's contracts, the estimation of total revenues and cost at completion is complex and subject to many variables. Assumptions are made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Similarly, many assumptions are made regarding the future impacts of such things as the business base, efficiency initiatives and cost reduction efforts. Incentives or penalties related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated performance. Estimates of award and incentive fees are also used in estimating revenue and profit rates based on actual and anticipated awards.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if ATK used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance. Additional information on ATK's accounting policies for revenue recognition can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the section titled "Critical Accounting Policies" in Item 7 of this report.

***ATK has a substantial amount of debt, and the cost of servicing that debt could adversely affect ATK's business and hinder ATK's ability to make payments on its debt.***

As of March 31, 2010, ATK had total debt of $1.4 billion, of which, approximately $561.3 million matures within the next two years. In addition, ATK had $176.8 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $323.2 million of availability under its revolving credit facility, which expires in 2012. Additional information on ATK's debt can be found under "Liquidity and Capital Resources" in Item 7 of this report.

ATK has demands on its cash resources in addition to interest and principal payments on its debt including, among others, operating expenses. ATK's level of indebtedness, possible interest rate increases, and these significant demands on ATK's cash resources could:

- make it more difficult for ATK to satisfy its obligations,
- require ATK to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions, share repurchases, and other general corporate purposes,
- limit ATK's flexibility in planning for, or reacting to, changes in the defense and aerospace industries,
- place ATK at a competitive disadvantage compared to competitors that have lower debt service obligations and significantly greater operating and financing flexibility,
- limit, along with the financial and other restrictive covenants applicable to ATK's indebtedness, among other things, ATK's ability to borrow additional funds,
- increase ATK's vulnerability to general adverse economic and industry conditions, and

- result in a default event upon a failure to comply with financial covenants contained in ATK's senior credit facilities which, if not cured or waived, could have a material adverse effect on ATK's business, financial condition, or results of operations.

ATK's ability to pay interest on and repay its long-term debt and to satisfy its other liabilities will depend upon future operating performance and ATK's ability to refinance its debt as it becomes due. ATK's future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond ATK's control.

If ATK is unable to service its indebtedness and fund operating costs, ATK will be forced to adopt alternative strategies that may include:

- reducing or delaying expenditures for capital equipment and/or share repurchases,
- seeking additional debt financing or equity capital,
- selling assets, or
- restructuring or refinancing debt.

There can be no assurance that any such strategies could be implemented on satisfactory terms, if at all.

***ATK is subject to intense competition and therefore may not be able to compete successfully.***

ATK encounters competition for most contracts and programs. Some of these competitors have substantially greater financial, technical, marketing, manufacturing, distribution, and other resources. ATK's ability to compete for these contracts depends to a large extent upon:

- its effectiveness and innovativeness of research and development programs,
- its ability to offer better program performance at a lower cost than the competitors,
- its readiness with respect to facilities, equipment, and personnel to undertake the programs for which it competes, and
- its past performance and demonstrated capabilities.

In some instances, the U.S. Government directs a program to a single supplier. In these cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the U.S. Government chooses to open the particular program to competition. ATK's sole-source contracts accounted for 58% of U.S. Government sales in fiscal 2010 and include the following programs: RSRM Space Shuttle boosters, Ares I first stage, Trident II missiles, Minuteman III Propulsion Replacement Program, Advanced Medium-Range Air-to-Air Missile, Hellfire, Sensor Fuzed Weapon propulsion systems, M830A1 multi-purpose tank ammunition rounds, M829A3 tank ammunition, Mk-90 propellant grains for the Hydra 70 and APKWS unguided and guided applications, M789 Lightweight 30 High Explosive Dual Purpose and M792 25mm High Explosive Incendiary—Traced with Self Destructing Fuze for medium-caliber ammunition, the AAR-47 missile warning system, Javelin launch tubes, SM-3 Solid Divert and Attitude Control Systems and Third Stage Rocket Motors, STAR™ Motors, Advanced Anti-Radiation Guided Missile ("AARGM"), Mobile Ground-to-Air Radar Jamming System, Spider barrier system, and the XM-8/XM-25 Family of Gun Systems.

In the commercial ammunition and accessories markets, ATK competes against manufacturers that have well-established brand names and strong market positions. Competitive responses to market dynamics and commodity cost fluctuations could impact the marketplace and cause adverse impacts to ATK financial results.

The downsizing of the munitions industrial base has resulted in a reduction in the number of competitors through consolidations and departures from the industry. This has reduced the number of competitors for some contracts and programs, but has strengthened the capabilities of some of the remaining competitors. In addition, it is possible that there will be increasing competition from the remaining competitors in business areas where they do not currently compete, particularly in those business areas dealing with electronics.

The draft request for proposal ("RFP") for the Radford Army ammunition plant facility management contract has been released. ATK's current contract at Radford expires on May 31, 2010. However, the United States Government has notified ATK of a possible extension to December 31, 2010 which is currently being negotiated. The final draft RFP is expected to be released during calendar 2010 and ATK will continue to analyze the RFP and the other circumstances surrounding the competition to determine any impacts to its financial position. If ATK were to lose the Radford facility contract there could be an adverse effect on ATK's operating results, financial condition, or cash flows. Radford's revenues represented approximately 5% of ATK's total external sales for fiscal 2010. At March 31, 2010, ATK had approximately $18 million of goodwill recorded related to energetic systems that would be subject to impairment testing if ATK were to lose the Radford facility contract in the future.

***ATK could experience a reduction in demand for commercial ammunition.***

In recent years, ATK has seen a spike in demand for commercial ammunition. Although ATK services a broad base of customers, a reduction in the demand for commercial ammunition could have an adverse impact on the Company's operating results.

***Failure of ATK's subcontractors to perform their contractual obligations could materially and adversely impact ATK's prime contract performance and ability to obtain future business.***

ATK relies on subcontracts with other companies to perform a portion of the services ATK provides its customers on many of its contracts. There is a risk that ATK may have disputes with its subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontract, ATK's failure to extend existing task orders or issue new task orders under a subcontract, or ATK's hiring of personnel of a subcontractor. A failure by one or more of ATK's subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact ATK's ability to perform its obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating a contract for default. A default termination could expose ATK to liability and have a material adverse effect on the ability to compete for future contracts and orders.

***Disruptions in the supply of key raw materials and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact ATK.***

Key raw materials used in ATK's operations include aluminum, steel, steel alloys, copper, zinc, lead, graphite fiber, prepreg, hydroxy terminated polybutadiene, epoxy resins and adhesives, ethylene propylene diene monomer rubbers, cotton fiber, wood pulp cellulose, diethylether, x-ray film, plasticizers and nitrate esters, impregnated ablative materials, various natural and synthetic rubber compounds, polybutadiene, acrylonitrile, and ammonium perchlorate. ATK also purchases chemicals; electronic, electro-mechanical and mechanical components; subassemblies; and subsystems that are integrated with the manufactured parts for final assembly into finished products and systems.

ATK monitors sources of supply to attempt to assure that adequate raw materials and other supplies needed in manufacturing processes are available. As a U.S. Government contractor, ATK is frequently limited to procuring materials and components from sources of supply approved by the U.S.

DoD. In addition, as business conditions, the DoD budget, and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low volume items from their product lines, which may require, as it has in the past, qualification of new suppliers for raw materials on key programs. The supply of ammonium perchlorate, a principal raw material used in ATK's operations, is limited to a single source that supplies the entire domestic solid propellant industry. This single source, however, maintains two separate manufacturing lines a reasonable distance apart, which mitigates the likelihood of a fire, explosion, or other problem impacting all production. ATK may also rely on one primary supplier for other production materials. Although other suppliers of the same materials may exist, the addition of a new supplier may require ATK to qualify the new source for use. The qualification process may impact ATK's profitability or ability to meet contract deliveries.

Certain suppliers of materials used in the manufacturing of rocket motors have discontinued the production of some materials. These materials include certain insulation and resin materials for rocket motor cases and aerospace-grade rayon for nozzles. ATK has qualified new replacement materials for some programs. For other programs, ATK or ATK's customer has procured sufficient inventory to cover current program requirements and is in the process of qualifying new replacement materials to be qualified in time to meet future production needs. ATK's profitability may be affected if unforeseen difficulties in developing and qualifying replacement materials occur.

ATK is also impacted by increases in the prices of raw materials used in production on commercial and fixed-price business. ATK has seen a significant fluctuation in the prices of commodity metals, including copper, lead, steel, and zinc. The fluctuating costs of natural gas and electricity also have an impact on the cost of operating ATK's factories.

Prolonged disruptions in the supply of any of ATK's key raw materials, difficulty completing qualification of new sources of supply, implementing use of replacement materials or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

***ATK's future success will depend, in part, on its ability to develop new technologies and maintain a qualified workforce to meet the needs of its customers.***

Virtually all of the products produced and sold by ATK are highly engineered and require sophisticated manufacturing and system integration techniques and capabilities. Both the commercial and government markets in which the Company operates are characterized by rapidly changing technologies. The product and program needs of ATK's government and commercial customers change and evolve regularly. Accordingly, ATK's future performance in part depends on its ability to identify emerging technological trends, develop and manufacture competitive products, and bring those products to market quickly at cost-effective prices. In addition, because of the highly specialized nature of its business, ATK must be able to hire and retain the skilled and appropriately qualified personnel necessary to perform the services required by its customers. ATK's operating results, financial condition, or cash flows may be adversely affected if it is unable to develop new products that meet customers' changing needs or successfully attract and retain qualified personnel.

***Due to the volatile and flammable nature of its products, fires or explosions may disrupt ATK's business.***

Many of ATK's products involve the manufacture and/or handling of a variety of explosive and flammable materials. From time to time, these activities have resulted in incidents which have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. ATK has safety and loss prevention programs which require detailed pre-construction reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. However, ATK cannot ensure that it will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on its results of operations, financial condition, or cash flows.

***ATK is subject to environmental laws and regulations that govern both past practices and current compliance which may expose ATK to adverse consequences.***

ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, including those for discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate, remediate, or provide resource restoration. ATK could incur substantial costs, including remediation costs, resource restoration costs, fines, and penalties, or third party property damage or personal injury claims, as a result of liabilities associated with past practices or violations of environmental laws or non-compliance with environmental permits.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the "Hercules Facilities"). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts. If ATK were unable to recover those environmental remediation costs under these contracts, ATK believes these costs will be covered by Hercules Incorporated, a subsidiary of Ashland Inc., ("Hercules") under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50,000. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Clearwater, FL facility. In accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on non-federal lands on or before March 31, 2000, and on federal lands on or before March 31, 2005.
- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. ("Alcoa") in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, ATK and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and ATK is responsible for any payments in excess of $49 million.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows.

In December 2001, ATK received notice from the State of Utah of a potential claim against ATK under Section 107(f) of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") for natural resource damages at Bacchus, one of the Hercules Facilities, in Magna, Utah. The notice letter, which was issued to preserve the State's rights under CERCLA, also expressly acknowledged the State's willingness to allow ATK to go forward with its currently-planned monitoring and remediation program. The State's preliminary estimate of damages contained in this claim was $139 million, which is based on known and alleged groundwater contamination at and near Bacchus and is related to Hercules' manufacturing operations at the site. ATK has had discussions with the State regarding this claim and entered into a tolling agreement with the State in fiscal 2002. In fiscal 2003, ATK entered into a similar tolling agreement with the State regarding the Promontory facility that was acquired from Alcoa in the acquisition of Thiokol. These agreements allow ATK time to continue to identify and address the contamination by the normal and planned regulatory remediation processes in Utah. The tolling agreements expire in January 2011 and September 2012, respectively. Although ATK has previously made accruals for its best estimate of the probable and reasonably estimable costs related to the remediation obligations known to ATK with respect to the affected areas, ATK cannot yet predict if or when a suit may be filed against it, nor can ATK determine any additional costs that may be incurred in connection with this matter.

While ATK has environmental management programs in place to mitigate risks, environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, and it is difficult to predict whether they will have a material impact in the future.

***The level of returns on pension and postretirement plan assets, changes in interest rates and other factors could affect ATK's earnings and cash flows.***

ATK's earnings may be positively or negatively impacted by the amount of expense or income recorded for employee benefit plans, primarily pension plans and other postretirement plans. Generally accepted accounting principles ("GAAP") in the United States of America require ATK to calculate income or expense for the plans using actuarial valuations. These valuations are based on assumptions made relating to financial market and other economic conditions. Changes in key economic indicators can result in changes in these assumptions. The key year-end assumptions used to estimate pension and postretirement benefit expense or income for the following year are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in future compensation levels, mortality rates, and the health care cost trend rate. ATK is required to remeasure its plan assets and benefit obligations annually, which may result in a significant change to stockholders' equity through other comprehensive income (loss). ATK's pension and other postretirement benefit income or expense can also be affected by legislation or other regulatory actions. Additional information on how ATK's financial statements can be affected by pension plan accounting policies can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the section titled "Critical Accounting Policies" in Item 7 of this report.

***Capital market volatility could adversely impact ATK's earnings because of ATK's capital structure.***

As of March 31, 2010, there was a total of $779 million of ATK's convertible senior subordinated notes outstanding, subject to the terms of various indentures. The indentures require ATK to satisfy up to the principal amount of these notes solely in cash. In addition, the indentures require ATK to pay any additional amounts above the principal amount of the notes in cash, common stock, or a combination of cash and common stock at ATK's discretion. As the price of ATK's common stock increases above the conversion price of the notes, ATK includes the dilutive impact of the number of shares that would be issued if converted, which decreases earnings per share.

ATK is also exposed to the risk of fluctuation in interest rates. If interest rates increase, ATK may incur increased interest expense on variable interest-rate debt or short-term borrowings, which could have an adverse impact on ATK's operating results and cash flows.

***Financial market disruptions or volatility in the United States and elsewhere may impact ATK's customers and vendors and create challenges that could have a material adverse effect on ATK's business and results of operations.***

Recent economic turmoil, including the failure of financial service companies and the related liquidity crisis has caused significant volatility within the capital and credit markets. This disruption has resulted in decreased economic activity and increased economic uncertainty. As a result, ATK's commercial customers' ability to make timely payments may be adversely impacted and there may be an increase in customer and vendor bankruptcies. Additionally, various other counterparties that owe ATK money or products, such as financial institutions that service ATK's debt instruments and commodity forward contracts, could breach their obligations. A prolonged recession could cause the counterparties to these arrangements to fail to perform or result in a decline in demand within the commercial sector, which may adversely affect ATK's operating results, financial condition, or cash flows.

***International sales are subject to greater risks that sometimes are associated with doing business in foreign countries.***

ATK's international business may pose greater risks than its business in the United States because in some countries there is increased potential for changes in economic, legal and political environments. ATK's international business is also sensitive to changes in a foreign government's national priorities and budgets. International transactions frequently involve increased financial and legal risks arising from foreign exchange rate variability and differing legal systems and customs in other countries. In addition, some international customers require contractors to agree to offset programs that may require in-country purchases or manufacturing or financial support arrangements as a condition to awarding contracts. The contracts may include penalties in the event the Company fails to perform in accordance with the offset requirements. An unfavorable event or trend in any one or more of these factors could adversely affect ATK's operating results, financial condition, or cash flows.

***ATK may pursue or complete acquisitions which represent additional risk and could impact future financial results.***

ATK's business strategy includes the potential for future acquisitions. Acquisitions involve a number of risks including integration of the acquired company with ATK's operations and unanticipated liabilities or contingencies related to the acquired company. ATK cannot ensure that the expected benefits of any future acquisitions will be realized. Costs could be incurred on pursuits or proposed acquisitions that have not yet or may not close which could significantly impact ATK's operating results, financial condition, or cash flows. Additionally, after the acquisition, unforeseen issues could arise which adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. Total goodwill and intangible assets account for approximately $1.2 billion of ATK's recorded total assets. ATK evaluates goodwill and intangible assets for impairment annually, or when evidence of potential impairment exists. The annual impairment test is based on several factors requiring judgment. Principally, a significant decrease in expected cash flows or changes in market conditions may indicate potential impairment of recorded goodwill or intangible assets. There was no indication of goodwill impairment in fiscal 2010; however, a $38,008 trade name impairment charge was taken related to the decision to discontinue the use of the Thiokol and Mission Research Corporation (MRC) trade names. Changes in future estimated cash flows, the substantial reduction in the market multiples, and the implied valuation of this and comparable companies led to a non-cash charge of $108.5 million for impairment of goodwill in ATK's Spacecraft Systems division in fiscal 2009. If the current economic conditions were to deteriorate causing a decline in ATK's stock price, estimated cash flows, or reduction in the market multiples, additional impairments to one or more businesses could occur in future periods whether or not connected to ATK's annual impairment analysis. ATK will continue to monitor the recoverability of the carrying value of its goodwill and other long-lived assets.

***ATK's profitability could be impacted by unanticipated changes in its tax provisions or exposure to additional income tax liabilities.***

ATK's business operates in many locations under government jurisdictions that impose income taxes. Changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the deductibility of certain expenses, thereby affecting income tax expense and profitability. In addition, audits by income tax authorities could result in unanticipated increases in income tax expense.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments as of the date of this report.

## ITEM 2. PROPERTIES

*Facilities.* As of March 31, 2010, ATK occupied manufacturing, assembly, warehouse, test, research, development, and office facilities having a total floor space of approximately 20 million square feet. These facilities are either owned or leased, or are occupied under facilities-use contracts with the U.S. Government.

As of March 31, 2010, ATK's operating segments had significant operations at the following locations:

| | |
|---|---|
| Armament Systems . . . . . . | Mesa, AZ; Oroville, CA; Santo Domingo, Dominican Republic; Lewiston, ID; Anoka, MN; Independence, MO; Fenton, MO; Lares, Puerto Rico; Mayaguez, Puerto Rico; Radford, VA; Onalaska, WI |
| Mission Systems . . . . . . . . | Woodland Hills, CA; Clearwater, FL; Elkton, MD; Elk River, MN; Plymouth, MN; Iuka, MS; Ronkonkoma, NY; Dayton, OH; Tullahoma, TN; Fort Worth, TX ; Clearfield, UT; Rocket Center, WV |
| Space Systems . . . . . . . . . | Brigham City/ Promontory, UT; Magna, UT; Clearfield, UT; Commerce, CA; Corona, CA; Goleta, CA; San Diego, CA; Beltsville, MD; |
| Corporate . . . . . . . . . . . | Minneapolis, MN; Washington, D.C. |

The following table summarizes the floor space, in thousands of square feet, occupied by each operating segment as of March 31, 2010:

| | Owned | Leased | Government Owned(1) | Total |
|---|---|---|---|---|
| Armament Systems | 1,611 | 445 | 6,253 | 8,309 |
| Mission Systems | 586 | 2,075 | 1,110 | 3,771 |
| Space Systems | 5,299 | 1,758 | 567 | 7,624 |
| Corporate | — | 134 | — | 134 |
| Total | 7,496 | 4,412 | 7,930 | 19,838 |
| Percentage of total | 38% | 22% | 40% | 100% |

(1) These facilities are occupied rent-free under facilities contracts that generally require ATK to pay for all utilities, services, and maintenance costs.

*Land.* ATK also uses land that it owns or leases for assembly, test, and evaluation, in Brigham City, Corrine, and Magna, UT, which is used by Space Systems and Mission Systems; and in Elk River, MN and Socorro, NM, which is used by Mission Systems.

ATK personnel also occupy space at the following facilities that are not owned or operated by ATK: Marshall Space Flight Center, Huntsville, AL; Kennedy Space Center, Cape Canaveral, FL; Vandenberg Air Force Base, Vandenberg, CA; and Picatinny Arsenal, Picatinny, NJ.

ATK's properties are well maintained and in good operating condition and are sufficient to meet ATK's near-term operating requirements.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition, or cash flows.

On or about April 10, 2006, a former ATK employee filed a qui tam complaint in federal court in Utah alleging that ATK knowingly submitted claims for payment to the U.S. Government for defective LUU series illuminating flares that failed to conform to certain safety specifications and falsely certified compliance with those specifications. The lawsuit was initially filed under seal. ATK was first informed of the lawsuit by the United States Department of Justice (DOJ) on March 13, 2007. Thereafter, the DOJ intervened in the qui tam action and filed an amended complaint on November 2, 2007. On May 29, 2008, ATK filed its answer to the complaint. On March 16, 2010, the trial court issued a scheduling order setting a preliminary trial date of July 11, 2011. Discovery is underway in the case.

ATK denies any allegations of improper conduct. Based on what is known to ATK about the subject matter of the complaint, ATK does not believe that it has violated any law or regulation and believes it has valid defenses to all allegations of improper conduct. Although it is not possible at this time to predict the outcome of the litigation, ATK believes, based on all available information, that the outcome will not have a material adverse effect on its operating results, financial condition or cash flows. Some potential, however, does remain for an adverse judgment that could be material to ATK's financial position, results of operations, or cash flows. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the financial statements with respect to this contingent liability.

*U.S. Government Investigations.* ATK is also subject to U.S. Government investigations from which civil, criminal, or administrative proceedings could result. Such proceedings could involve claims by the U.S. Government for fines, penalties, compensatory and treble damages, restitution, and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. ATK believes, based upon all available information, that the outcome of any such pending government investigations will not have a material adverse effect on its operating results, financial condition, or cash flows.

*Environmental Liabilities.* ATK's operations and ownership or use of real property are subject to a number of federal, state, and local laws and regulations, including those for discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. Due in part to their complexity and pervasiveness, such laws and regulations have resulted in ATK being involved with a number of related legal proceedings, claims, and remediation obligations. ATK routinely assesses, based on in-depth studies, expert analyses, and legal reviews, its contingencies, obligations, and commitments for remediation of contaminated sites and past practices, including assessments of ranges and probabilities of recoveries from other responsible parties. ATK's policy is to accrue and charge to expense in the current period any identified exposures related to environmental liabilities based on estimates of investigation, cleanup, monitoring, and resource restoration costs to be incurred.

ATK could incur substantial costs, including cleanup costs, resource restoration, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, and ATK has environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

The description of certain environmental matters contained in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Contingencies" is incorporated herein by reference.

**ITEM 4. REMOVED AND RESERVED**

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

ATK's common stock is listed and traded on the New York Stock Exchange under the symbol "ATK". The following table presents the high and low sales prices of the common stock for the periods indicated:

| Period | High | Low |
|---|---|---|
| Fiscal 2010: | | |
| Quarter ended March 31, 2010 | $ 89.80 | $76.27 |
| Quarter ended January 3, 2010 | 90.81 | 74.51 |
| Quarter ended October 4, 2009 | 84.80 | 73.41 |
| Quarter ended July 5, 2009 | 91.39 | 65.85 |
| Fiscal 2009: | | |
| Quarter ended March 31, 2009 | $ 87.79 | $60.76 |
| Quarter ended December 28, 2008 | 96.44 | 70.20 |
| Quarter ended September 28, 2008 | 111.67 | 94.35 |
| Quarter ended June 29, 2008 | 114.29 | 99.28 |

The number of holders of record of ATK's common stock as of May 12, 2010 was 7,804.

ATK has never paid cash dividends on its common stock. ATK's dividend policy is reviewed by the Board of Directors from time to time as may be appropriate in light of relevant factors existing at such times, including the extent to which the payment of cash dividends may be restricted by covenants contained in ATK's 6.75% Senior Subordinated Notes and Senior Credit Facility (as described under "Liquidity and Capital Resources" in Item 7 of this report). As of March 31, 2010, ATK's 6.75% Senior Subordinated Notes limit the aggregate sum of dividends, share repurchases, and other designated restricted payments to an amount based on ATK's net income, stock issuance proceeds, and certain other items, less restricted payments made, since April 1, 2001. As of March 31, 2010, this limit was approximately $481 million. As of March 31, 2010, the Senior Credit Facility allows ATK to make unlimited "restricted payments" (as defined in the credit agreement), which, among other items, would allow payments for future share repurchases, as long as ATK maintains certain senior debt limits, with an annual limit, when those debt limits are not met, of $50 million plus proceeds of any equity issuances plus 50% of net income since March 29, 2007. The Senior Credit Facility also prohibits dividend payments if loan defaults exist or the financial covenants contained in the Facility are not met.

**Equity Compensation Plan Information**

The following table gives information about ATK's common stock that may be issued upon the exercise of options, warrants and rights under each of ATK's existing equity compensation plans as of March 31, 2010:

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders: | | | |
| 1990 Equity Incentive Plan(1) . . . | | | |
| Stock Options . . . . . . . . . . . . | 715,101 | $61.51 | — |
| Deferred Compensation(2) . . . | 84,442 | — | — |
| Non-Employee Director Restricted Stock Plan(1) . . . . . | | | — |
| Deferred Compensation(2) . . . | 12,956 | — | — |
| 2005 Stock Incentive Plan(3) . . . | | | 1,107,697 |
| Stock Options . . . . . . . . . . . . | 37,250 | 80.20 | — |
| Performance Awards(4) . . . . . | 454,258 | — | — |
| Deferred Compensation(2) . . . | 130,160 | — | — |
| Equity compensation plans not approved by security holders: | | | |
| 2000 Stock Incentive Plan(1) | | | |
| Stock Options . . . . . . . . . . . . | 113,022 | 48.04 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . | 1,547,189 | $60.56 | 1,107,697 |

(1) No additional awards may be granted under this plan.

(2) Shares reserved for payment of deferred stock units in accordance with the terms of the plan.

(3) Under the 2005 Stock Incentive Plan, no more than 2,350,000 shares are available for performance awards, restricted stock awards, restricted stock units, dividend equivalents, and stock awards, and of that number only 50,000 shares may be issued as stock awards. No more than 119,118 shares in the aggregate may be granted pursuant to awards to non-employee directors of ATK.

(4) Shares reserved for issuance in connection with outstanding performance awards. The amount shown assumes the maximum payout of the performance shares based on achievement of the highest level of performance. The actual number of shares to be issued depends on the performance levels achieved for the respective performance periods.

The 2000 Stock Incentive Plan (the "2000 Plan") is administered by the Personnel and Compensation Committee (the "P&C Committee") of ATK's Board of Directors. ATK stopped granting options and all other awards under the 2000 Plan in January 2004 and is only continuing the plan for the exercise, payment or forfeiture of awards granted in or before January 2004. Under the 2000 Plan, all employees (other than officers and directors), consultants, and independent contractors providing services to ATK or its affiliates were eligible to receive awards. The P&C Committee designated the participants who received awards, determined the types and amounts of awards granted, and determined the terms and conditions of awards granted, subject to the provisions of the 2000 Plan. Awards granted under the 2000 Plan consisted of stock options, restricted stock, and performance awards. Options granted under the 2000 Plan have an exercise price equal to the fair market value of ATK's common stock on the date of grant. Options granted under the 2000 Plan prior to January 2004 vested in three equal annual installments and have a term of 10 years. Options granted in January 2004 vested after three years and have a term of seven years. Options may vest immediately in the event of a change in control of ATK (or, for ATK's executive officers, in the event of a qualifying termination of employment following a change in control) or in the event of a participant's death, disability or retirement. If an option holder's employment terminates, the option remains exercisable for a fixed period of time, as determined by the P&C Committee, up to the remainder of the option's term. Payment of the exercise price of an option may be made in cash or in shares of ATK common stock previously acquired by the option holder.

**ISSUER PURCHASES OF EQUITY SECURITIES**

| Period | Total Number of Shares Purchased(1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Program | Maximum Number of Shares that May Yet Be Purchased Under the Program(2) |
|---|---|---|---|---|
| January 3 - January 31 . . . | 1,779 | $86.44 | — | |
| February 1 - February 28 . . | 40 | 76.98 | — | |
| March 1 - March 31 . . . . . | 954 | 82.05 | — | |
| Fiscal quarter ended March 31, 2010 . . . . . . . | 2,773 | $84.79 | — | 4,700,044 |

(1) The 2,773 shares purchased represent shares withheld to pay taxes upon vesting of shares of restricted stock and performance shares that were granted under ATK's incentive compensation plans.

(2) On August 5, 2008, ATK's Board authorized the repurchase of up to 5 million shares. The Board has currently determined that the repurchase program will serve primarily to offset dilution from the Company's employee and director benefit compensation programs, but it may also be used for other corporate purposes, as determined by the Board. During fiscal 2009, ATK repurchased 299,956 shares for $31.6 million. No shares were purchased pursuant to this authorization during fiscal 2010. As of March 31, 2010, there were 4,700,044 remaining shares authorized to be repurchased.

The discussion of limitations upon the payment of dividends as a result of the indentures governing ATK's debt instruments as discussed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Debt," is incorporated herein by reference.

## STOCKHOLDER RETURN PERFORMANCE GRAPH

The following graph compares, for the five fiscal years ended March 31, 2010, the cumulative total return for ATK common stock with the comparable cumulative total return of two indexes:

- Standard & Poor's Composite 500 Index, a broad equity market index; and
- Dow Jones U.S. Aerospace and Defense Index, a published industry index.

The graph assumes that on April 1, 2005, $100 was invested in ATK common stock (at the closing price on the previous trading day) and in each of the indexes. The comparison assumes that all dividends, if any, were reinvested. The graph indicates the dollar value of each hypothetical $100 investment as of March 31 in each of the years 2006, 2007, 2008, 2009, and 2010.

**Comparison of Five-Year Cumulative Total Return**



200
150
100
50
0
Dollars
3/31/2005
3/31/2006
3/30/2007
3/31/2008
3/31/2009
3/31/2010
100
100
100
125
112
108
148
125
123
153
145
119
94
88
73
152
DJ A&D
114
Company
110
S&P 500
Company Common Stock
Dow Jones U.S. Aerospace & Defense Index
Standard & Poor's Composite 500 Index

## ITEM 6. SELECTED FINANCIAL DATA

| (Amounts in thousands except per share data) | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009(6) | 2008(6) | 2007(6) | 2006(6) |
| **Results of Operations** | | | | | |
| Sales | $4,807,666 | $4,583,224 | $4,171,725 | $3,565,072 | $3,216,142 |
| Cost of sales | 3,776,355 | 3,607,312 | 3,325,410 | 2,878,711 | 2,592,842 |
| Gross profit | 1,031,311 | 975,912 | 846,315 | 686,361 | 623,300 |
| Operating expenses: | | | | | |
| Research and development | 75,896 | 81,529 | 68,333 | 61,533 | 51,506 |
| Selling | 168,986 | 161,805 | 131,068 | 99,687 | 85,123 |
| General and administrative | 236,084 | 239,621 | 216,386 | 185,413 | 159,522 |
| Trade name and goodwill impairment(4) | 38,008 | 108,500 | — | — | — |
| Income before interest, income taxes, and noncontrolling interest | 512,337 | 384,457 | 430,528 | 339,728 | 327,149 |
| Interest expense, net(1) | (76,920) | (86,408) | (102,473) | (91,651) | (111,202) |
| Income before income taxes and noncontrolling interest | 435,417 | 298,049 | 328,055 | 248,077 | 215,947 |
| Income tax provision | 156,473 | 157,096 | 118,678 | 73,530 | 68,607 |
| Income before noncontrolling interest | 278,944 | 140,953 | 209,377 | 174,548 | 147,340 |
| Less net income attributable to noncontrolling interest | 230 | 187 | 376 | 451 | 404 |
| Net income attributable to Alliant Techsystems Inc. | $ 278,714 | $ 140,766 | $ 209,001 | $ 174,097 | $ 146,936 |
| Alliant Techsystems Inc.'s earnings per common share: | | | | | |
| Basic | $ 8.48 | $ 4.30 | $ 6.35 | $ 5.14 | $ 4.00 |
| Diluted | $ 8.33 | $ 4.14 | $ 5.94 | $ 5.03 | $ 3.93 |
| **Financial Position** | | | | | |
| Net current assets | $ 931,163 | $ 573,434 | $ 617,029 | $ 525,746 | $ 348,507 |
| Net property, plant, and equipment | 561,931 | 540,041 | 492,336 | 454,748 | 453,958 |
| Total assets(3) | 3,869,624 | 3,577,345 | 3,196,194 | 2,874,682 | 2,901,980 |
| Long-term debt (including current portion) | 1,393,554 | 1,387,603 | 1,364,301 | 1,341,974 | 1,046,631 |
| Total Alliant Techsystems Inc. stockholders' equity(2)(3) | 798,594 | 665,971 | 810,344 | 644,131 | 675,757 |
| **Other Data** | | | | | |
| Depreciation and amortization of intangible assets | $ 99,830 | $ 85,753 | $ 77,486 | $ 76,152 | $ 78,334 |
| Capital expenditures(5) | 143,472 | 111,481 | 100,709 | 81,086 | 65,352 |
| Gross margin (gross profit as a percentage of sales) | 21.5% | 21.3% | 20.3% | 19.3% | 19.4% |

(1) In fiscal 2006, ATK made a cash tender offer for its outstanding $400 million principal aggregate amount 8.50% Senior Subordinated Notes. Fiscal 2006 interest expense reflects $18.8 million for the premium to extinguish the debt, $7.1 million related to deferred financing costs that were written off, and $6.0 million for termination of the related interest-rate swaps.

(2) In fiscal 2007, ATK adopted a new standard on accounting for defined benefit pension and other postretirement plans which required recognition of the funded status of defined benefit pension and other postretirement plans, with a corresponding after-tax adjustment to accumulated other comprehensive loss. The adoption of the standard resulted in a net $368.8 million decrease in total Alliant Techsystems Inc. stockholders' equity.

(3) In fiscal 2008, ATK adopted the measurement provisions of the new standard on accounting for defined benefit pension and other postretirement plans and remeasured its defined benefit pension and other postretirement plan assets and benefit obligations. The after-tax cumulative effect changes of this adoption

included a net decrease in total Alliant Techsystems Inc. stockholders' equity of $38.6 million and an increase of $30.7 million in total assets.

(4) In fiscal 2010, ATK recorded a non-cash asset impairment charge of $38.0 million related to the decision to discontinue use of the Thiokol and MRC trade names. ATK recorded a goodwill impairment charge of $108.5 million in fiscal 2009. See Notes 1 and 7 to the consolidated financial statements.

(5) Capital expenditures are shown net of capital expenditures included in accounts payable and financed through operating leases.

(6) Restated due to the adoption of new accounting standards. See Note 1 to the consolidated financial statements.

See Note 4 to the consolidated financial statements for a description of acquisitions made since the beginning of fiscal 2008.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*(Dollar amounts in thousands except share and per share data and unless otherwise indicated)*

**Forward-Looking Information is Subject to Risk and Uncertainty**

Some of the statements made and information contained in this report, excluding historical information, are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give ATK's current expectations or forecasts of future events. Words such as "may," "will," "expected," "intend," "estimate," "anticipate," "believe," "project," or "continue," and similar expressions are used to identify forward-looking statements. From time to time, ATK also may provide oral or written forward-looking statements in other materials released to the public. Any or all forward-looking statements in this report and in any public statements ATK makes could be materially different. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Any change in the following factors may impact the achievement of results:

- reductions or changes in NASA or U.S. Government military spending and budgetary policies and sourcing strategy,
- increases in costs, which ATK may not be able to react to due to the nature of its U.S. Government contracts,
- the potential termination of U.S. Government contracts,
- government laws and other rules and regulations applicable to ATK, such as procurement and import-export control,
- the novation of U.S. Government contracts,
- other risks associated with U.S. Government contracts that might expose ATK to adverse consequences,
- risks associated with diversification into new markets,
- changes in cost estimates and/or timing of programs,
- costs of servicing ATK's debt, including cash requirements and interest rate fluctuations,
- intense competition,

- reduced demand for commercial ammunition,
- performance of ATK's subcontractors,
- supply, availability, and costs of raw materials and components, including commodity price fluctuations,
- development of key technologies and retention of a qualified workforce,
- fires or explosions at any of ATK's facilities,
- environmental laws that govern past practices and rules and regulations, noncompliance with which may expose ATK to adverse consequences,
- actual pension and other postretirement plan asset returns and assumptions regarding future returns, discount rates, service costs, mortality rates, and health care cost trend rates,
- capital market volatility and corresponding assumptions related to ATK's capital structure such as share count and interest rates,
- impacts of financial market disruptions or volatility to ATK's customers and vendors,
- greater risk associated with international business,
- results of acquisitions,
- costs incurred for pursuits and proposed acquisitions that have not yet or may not close, and
- unanticipated changes in the tax provision or exposure to additional tax liabilities.

This list of factors is not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact ATK's business. Additional information regarding certain of these factors is contained in Item 1A of this report and may also be contained in ATK's filings with the Securities and Exchange Commission on Forms 10-Q and 8-K. All such risk factors are difficult to predict, contain material uncertainties that may affect actual results, and may be beyond our control.

**Executive Summary**

ATK is a premier aerospace and defense company and leading supplier of products to the U.S. Government, allied nations, and prime contractors. ATK is also a major supplier of ammunition and related accessories to law enforcement agencies and commercial customers. ATK is headquartered in Minneapolis, Minnesota and has operating locations throughout the United States, Puerto Rico, and internationally.

As of March 31, 2010, ATK had three segments: Armament Systems, Mission Systems, and Space Systems.

- Armament Systems, which generated 45% of ATK's external sales in fiscal 2010, develops and produces military ammunition and gun systems; commercial products; tactical accessories and equipment, and propellant and energetic materials. It also operates the U.S. Army ammunition plants in Independence, Missouri and Radford, Virginia.
- Mission Systems, which generated 26% of ATK's external sales in fiscal 2010, operates in two business lanes, Weapon Systems and Aerospace Systems, across the following market areas: large caliber direct fires, force protection, precision guided munitions, missiles, propulsion, missile defense, fuzes and warheads, composites, special mission aircraft, electronic warfare, military aircraft structures, commercial aircraft structures and launch structures.
- Space Systems, which generated 29% of ATK's external sales in fiscal 2010, produces rocket motor systems for human and cargo launch vehicles, conventional and strategic missiles, missile

defense interceptors, small and micro-satellites, satellite components, structures and subsystems, lightweight space deployables and solar arrays, and provides engineering and technical services. Other products include ordnance, such as decoy and illuminating flares.

***Financial Highlights and Notable Events***

Certain notable events or activities affecting our fiscal 2010 financial results included the following:

*Financial highlights for fiscal 2010*

- Annual sales rise five percent to $4.8 billion
- Diluted earnings per share of $8.33
- Annual orders of $5.1 billion with total backlog of $7.1 billion at March 31, 2010
- ATK recorded a non-cash asset impairment charge relating to ATK's strategic decision to discontinue the use of the Thiokol and Mission Research Corporation (MRC) trade names of $38.0 million ($23.6 million net of tax or $0.71 per dilutive share)
- ATK recorded an impairment charge of $11.4 million related to the Company's TNT production facility and ATK's decision to procure all future TNT requirements from an off-shore vendor
- Space Systems realized expected reductions in sales of $232.7 million related to the wind-down of the Minuteman and Space Shuttle programs
- Armament Systems recorded $14.7 million of growth in contract costs associated with the construction of an energetic facility for the Australian Ministry of Defense
- ATK's total pension contributions made during fiscal 2010 were $300.0 million

*Notable events*

- On February 4, 2010, the ATK Board of Directors elected Mark W. DeYoung, the President of ATK's Armament System's Group, as President and Chief Executive Officer of ATK effective February 4, 2010.
- On April 12, 2010, ATK announced that it had acquired Blackhawk Industries Products Group Unlimited, LLC ("Blackhawk"), a leading manufacturer of high quality tactical gear. The purchase price was $172.3 million, subject to purchase price adjustments expected to be settled in fiscal 2011. ATK believes that the acquisition provides ATK with a leading tactical systems brand, an expanded portfolio of quality products, and additional design and development expertise for innovative and tactical accessories which will strengthen ATK's position in tactical accessories and equipment for domestic and international military, law enforcement, security, and sport enthusiast markets. Headquartered in Norfolk, Virginia, Blackhawk employs approximately 300 employees and will be included in the recently formed Security and Sporting group.
- Effective April 1, 2010, ATK realigned its business structure into four operating groups. As a result of this realignment, ATK's four operating groups are:
  - Aerospace Systems, consisting of Space System's current business and the aerospace structures business formerly within Mission Systems
  - Armament Systems, consisting of Armament System's current business (except for commercial products and tactical accessories) and the precision munitions business formerly within Mission Systems

- Missile Products, consisting of the remaining businesses formerly within Mission Systems
- Security and Sporting, consisting of the commercial products and tactical accessories business formerly within Armament Systems.

The April 1, 2010 realignment is not reflected in the information contained in this report.

***Outlook***

*Government Funding*—ATK is dependent on funding levels of the U.S. Department of Defense (DoD) and NASA.

The U.S. defense industry has experienced significant changes over the years. ATK management believes that the key to ATK's continued success is to focus on performance, innovation, simplicity, and affordability. ATK is positioning itself where management believes there will be continued strong defense funding, even as pressures mount on procurement and research and development accounts. ATK will concentrate on developing systems that will extend the life and improve the capability of existing platforms. ATK anticipates budget pressures will increasingly drive the life extension of platforms such as ships, aircrafts, and main battle tanks.

On February 1, 2010 the Quadrennial Defense Review (QDR) and Defense budgets were announced. We believe there is continued overall budget funding support across ATK programs.

The Administration's fiscal year 2011 budget request, released on February 1, 2010, includes the proposed cancellation of NASA's Constellation space exploration program. Congress will determine, as part of the 2011 authorization and appropriation legislative process, what the policy and funding levels for NASA will be and ultimately decide on the future funding level for the Constellation program. We expect a decision from Congress in late calendar year 2010 or early 2011. Current law continues funding for Constellation through government fiscal year 2010, and can be modified only by a subsequent appropriations Act from Congress. At this time the impacts of the Administration's budget proposal are still being reviewed. However, if Congress significantly changes NASA's budget or accepts the proposed cancellation of the Constellation program, there could be a material adverse effect on ATK's operating results, financial condition, and cash flows, including the potential for substantial termination liability. In fiscal 2010, NASA sales relating to the Constellation program were approximately $370 million and as of March 31, 2010 ATK had approximately $515 million of goodwill and approximately $170 million of property, plant, and equipment recorded related to the Space Systems Operations reporting unit which would be subject to impairment testing should there be significant changes made to the Constellation program in future periods. We are confident, however, that ATK's world class capabilities in solid propulsion and space systems will continue to play an important role in the nation's space exploration programs.

*Radford Army Ammunition Plant Facility Contract*—The draft request for proposal ("RFP") for the Radford Army ammunition plant facility management contract has been released. ATK's current contract at Radford expires on May 31, 2010. However, the United States Government has notified ATK of a possible extension to December 31, 2010 which is currently being negotiated. Loss of the Radford facility contract would reduce Armament System's sales and profit. The final draft RFP is expected to be released during calendar 2010 and ATK will continue to analyze the RFP and the other circumstances surrounding the competition to determine any impacts to its financial position. Radford's revenues represented approximately 5% of ATK's total external sales for fiscal 2010; however, as there are multiple programs associated with Radford's revenues, we would not expect to lose all sales should we lose the facility management contract.

*Recent Developments in U.S. Cost Accounting Standards (CAS) Pension Recovery Rules*—The Company maintains defined benefit plans that are subject to CAS and Pension Protection Act of 2006 (PPA) requirements. On May 10, 2010, the CAS Board published an Advance Notice of Proposed

Rulemaking that if adopted would provide a framework to partially harmonize the CAS rules with the PPA requirements. The proposed CAS rule includes provisions for a transition period from the existing CAS requirement to a partially harmonized CAS requirement. As published, the proposed rule would partially mitigate the near-term mismatch between PPA-amended Employee Retirement Income Security Act (ERISA) minimum contribution requirements, which would not yet be recoverable under CAS. However, until the final rule is published, and to the extent that the final rule does not completely eliminate any mismatch between ERISA funding requirements and CAS, government contractors maintaining defined benefit pension plans in general would still experience a timing mismatch between required contributions and the CAS recoverable pension costs. The CAS Board is expected to issue a final rule in 2010, which would apply to ATK's contracts starting in fiscal 2012.

**Critical Accounting Policies**

ATK's discussion and analysis of its financial condition and results of operations are based upon ATK's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, ATK makes estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. ATK re-evaluates its estimates on an on-going basis. ATK's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

ATK believes the following are its critical accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

***Revenue Recognition***

*Long-Term Contracts*—Sales under long-term contracts are accounted for under the percentage-of-completion method and include cost-plus and fixed-price contracts. Sales under cost-plus contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion ("cost-to-cost") or based on results achieved, which usually coincides with customer acceptance ("units-of-delivery"). The majority of ATK's total revenue is accounted for using the cost-to-cost method of accounting.

Profits expected to be realized on contracts are based on management estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated gross margin loss is charged to cost of sales.

Contracts may contain provisions to earn incentive and award fees if specified targets are achieved as well as penalty provisions related to performance. Incentive and award fees and penalties that can be reasonably estimated and are probable are recorded over the performance period of the contract. Incentive and award fees that cannot be reasonably estimated are recorded when awarded.

The complexity of the estimation process and all issues related to assumptions, risks, and uncertainties inherent with the application of the cost-to-cost method of accounting affect the amounts reported in ATK's financial statements. A number of internal and external factors affect the cost of sales estimates, including labor rate and efficiency variances, overhead rate estimates, revised estimates of warranty costs, estimated future material prices, and customer specification and testing requirement changes. If business conditions were different, or if ATK had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in ATK's financial statements. In the past, ATK's estimates and assumptions have been materially accurate.

*Commercial Products*—Sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured. Sales are reduced for allowances and price discounts.

***Employee Benefit Plans***

*Defined Benefit Pension Plans.* ATK's noncontributory defined benefit pension plans (the "Plans") cover substantially all employees hired prior to January 1, 2007. Eligible non-union employees hired on or after January 1, 2007 and certain union employees are not covered by a defined benefit plan but do receive an employer contribution through a defined contribution plan. Plans provide either pension benefits based on employee annual pay levels and years of credited service or based on stated amounts for each year of credited service. ATK funds the Plans in accordance with federal requirements calculated using appropriate actuarial methods. Plan assets for ATK are held in a trust and are invested in a diversified portfolio of equity investments, fixed income investments, real estate, timber, energy investments, hedge funds, private equity, and cash. For certain Plan assets where the fair market value is not readily determinable, estimates of the fair value are determined using the best available information including the most recent audited financial statements.

ATK also sponsors nonqualified supplemental executive retirement plans which provide certain executives and highly compensated employees the opportunity to receive pension benefits in excess of those payable through tax qualified pension plans.

ATK recorded pension expense for the Plans of $72,095 in fiscal 2010, an increase of $32,123 from $39,972 of pension expense recorded in fiscal 2009. The fiscal 2010 expense includes a settlement charge of $6,287 related to payment of benefits from the nonqualified supplemental executive retirement plan. The expense related to these Plans is calculated based upon a number of actuarial assumptions, including the expected long-term rate of return on plan assets, the discount rate, and the rate of compensation increase. The following table sets forth ATK's assumptions used in determining pension expense for fiscal 2010, 2009, and 2008, and projections for fiscal 2011:

| | Years Ending March 31 | | | |
|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** |
| Expected long-term rate of return on plan assets | 8.00% | 8.00% | 9.00% | 9.00% |
| Discount rate | 5.90% | 8.15% | 6.80% | 6.10% |
| Rate of compensation increase: | | | | |
| Union | 3.84% | 3.82% | 3.75% | 3.50% |
| Salaried | 4.05% | 4.09% | 3.95% | 3.73% |

In developing the expected long-term rate of return assumption, ATK considers input from its actuaries and other advisors, annualized returns of various major indices over 20-year periods, and ATK's own historical investment returns, which have been in excess of broad market indices. The expected long-term rate of return of 8.0% used in fiscal 2010 for the Plans was based on an asset allocation range of 35-50% in equity investments, 25-40% in fixed income investments, 5-15% in real estate/real asset investments, 5-27% collectively in hedge fund and private equity investments, and 2-6% in cash investments. The actual return in any fiscal year will likely differ from ATK's assumption, but ATK estimates its return based on long-term projections and historical results. Therefore, any variance in a given year does not necessarily indicate that the assumption should be changed.

In determining its discount rate, ATK uses the current investment yields on high-quality corporate bonds (rated AA or better) that coincide with the cash flows of the estimated benefit payouts from

ATK's plans. The model uses a yield curve approach to discount each cash flow of the liability stream at an interest rate specifically applicable to the timing of the respective cash flow. The model totals the present values of all cash flows and calculates the equivalent weighted average discount rate by imputing the singular interest rate that equates the total present value with the stream of future cash flows. This resulting weighted average discount rate is then used in evaluating the final discount rate. The discount rate was 5.90%, 8.15%, and 6.80% at March 31, 2010, March 31, 2009, and March 31, 2008, respectively. The discount rate as of March 31 impacts the following fiscal year's pension expense.

Future actual pension expense can vary significantly depending on future investment performance, changes in future discount rates, legally required plan changes, and various other factors related to the populations participating in the Plans. If the assumptions of the discount rate, compensation increase, and/or expected rate of return for fiscal 2011 were different, the impact on fiscal 2011 expense would be as follows: each 0.25% change in the discount rate would change fiscal 2011 pension expense by approximately $7,500; each 0.25% change in the rate of compensation increase would change fiscal 2011 pension expense by approximately $4,500; each 0.25% change in the expected rate of return on plan assets would change fiscal 2011 pension expense by approximately $5,500.

ATK bases its determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

ATK made a qualified pension plan trust prepayment contribution of $150,000 in April 2009 (fiscal 2010) of which $45,000 was the legally required minimum contribution for fiscal 2010. ATK also made a qualified pension plan trust prepayment contribution of $150,000 in March 2010 for a total of $300,000 in fiscal 2010. ATK distributed $19,910 under its supplemental executive retirement plans during fiscal 2010, and expects to make distributions directly to retirees of approximately $4,843 in fiscal 2011. A substantial portion of ATK's Plan contributions are recoverable from the U.S. Government as allowable indirect contract costs at amounts generally equal to the pension plan contributions, although not necessarily in the same year the contribution is made.

ATK's funded pension status was approximately 75% as of March 31, 2010. ATK will continue to make minimum contributions as required under PPA. ATK does not anticipate making any contributions to its qualified pension plans during fiscal 2011.

Effective April 1, 2007, ATK adopted the measurement provisions of new accounting guidance relating to defined benefit pension plans which required ATK to remeasure its Plan assets and benefit obligations as of March 31. Prior to that adoption, ATK remeasured its Plan assets and benefit obligations as of December 31. Other than a change in the discount rate from 5.90% to 6.10%, the assumptions used to remeasure the assets and liabilities remained unchanged from fiscal 2007. The after-tax cumulative effect changes of this adoption included a decrease of approximately $9,000 in retained earnings, a decrease of approximately $47,600 in accumulated other comprehensive loss, an increase of approximately $30,700 in total assets, and a decrease of approximately $7,900 in total liabilities.

*Other Postretirement Benefits.* ATK also provides postretirement health care benefits and life insurance coverage to certain employees and retirees.

The following table sets forth ATK's assumptions used to determine net periodic benefit cost for other postretirement benefit ("PRB") plans for fiscal 2010, 2009, and 2008, and projections for fiscal 2011:

| | Years Ending March 31 | | | |
|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 |
| Expected long-term rate of return on plan assets: | | | | |
| Held solely in fixed income investments | 6.00% | 6.00% | 6.00% | 6.00% |
| Held in pension master trust and fixed income investments | 7.00% | 7.00% | 8.00% | 8.00% |
| Discount rate | 5.35% | 7.90% | 6.80% | 6.10% |
| Weighted average initial health care cost trend rate | 7.70% | 6.90% | 7.20% | 7.30% |

Health care cost trend rates are set specifically for each benefit plan and design. Health care cost trend rates used to determine the net periodic benefit cost for employees during fiscal 2010 were as follows: under age 65 was 8.0%; over age 65 was 6.5%; and the prescription drug portion was 12.5%.

The rates to which the health care cost trend rates are assumed to decline (the ultimate trend rates) are as follows:

| | |
|---|---|
| Health care cost trend rate for employees under 65 | 5.5% |
| Health care cost trend rate for employees over 65 | 5.0% |
| Health care cost trend rate for prescription drugs | 7.0% |
| Weighted average health care cost trend rate | 5.4% |

Each category of cost declines at a varying rate. The ultimate trend rate will be reached in fiscal 2014 for employees under age 65, in fiscal 2016 for employees over age 65, and in fiscal 2017 for prescription drugs.

In developing the expected long-term rate of return assumption for other PRB plans, ATK considers input from actuaries, historical returns, and annualized returns of various major indices over long periods. As of March 31, 2010, approximately 34% of the assets were held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. The expected long-term rates of returns are based on the weighted average asset allocation between the assets held within the 401(h) and those held in fixed income investments.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point increase or decrease in the assumed health care cost trend rates would have the following effects:

| | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| Effect on total service and interest cost | $ 531 | $ (471) |
| Effect on postretirement benefit obligation | 9,932 | (8,796) |

ATK made other PRB plan contributions of $13,197 in fiscal 2010 and expects to make contributions of approximately $13,739 in fiscal 2011.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) reduced ATK's accumulated projected benefit obligation ("APBO") measured as of December 31, 2005. One of ATK's other PRB plans is actuarially equivalent to Medicare, but ATK does not believe that the subsidies it will receive under the Act will be significant. Because ATK believes that participation levels in its other PRB plans will decline, the impact to ATK's results of operations in any period has not been and is not expected to be significant.

On March 23, 2010, the President signed into law comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590). Included among the major provisions of the law is a change in the tax treatment of the Medicare Part D subsidy. The impact of this change was not significant to ATK.

*Defined Contribution Plan.* ATK also sponsors a 401(k) defined contribution plan. Participation in this plan is available to substantially all employees.

***Income Taxes***

Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. ATK periodically assesses its liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that ATK's tax position will be sustained, the Company records the entire resulting tax liability and when it is more likely than not of being sustained, the Company records its best estimate of the resulting tax liability. Any applicable interest and penalties related to these positions are also recorded in the consolidated financial statements. To the extent ATK's assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change. It is ATK's policy to record any interest and penalties related to income taxes as part of the income tax expense for financial reporting purposes. Deferred tax assets related to carryforwards are reduced by a valuation allowance when it is not more likely than not that the amount will be realized before expiration of the carryforward period. As part of this analysis ATK takes into the account the amount and character to determine if the carryforwards will be realized. Significant estimates are required for this analysis. Changes in the amounts of valuation allowance are recorded in the tax provision in the period when the change occurs.

***Acquisitions***

ATK uses the purchase method of accounting to account for its acquisitions, and, accordingly, the results of acquired businesses are included in ATK's consolidated financial statements from the date of acquisition. The purchase price for each acquisition is allocated to the acquired assets and liabilities based on their fair value. Estimates are used in determining the fair value and estimated remaining lives of intangible assets until the final purchase price allocation is completed. Actual fair values and remaining lives of intangible assets may vary from those estimates. The excess purchase price over the estimated fair value of the net assets acquired is recorded as goodwill.

On March 31, 2009, ATK acquired Eagle Industries ("Eagle"), a leading manufacturer of high-quality, individual operational nylon gear and equipment for military, homeland security, and law enforcement agencies for $63,000 net of cash acquired, subject to purchase price contingencies. During the second quarter of fiscal 2010, ATK received a preliminary purchase price adjustment of $5,002, as determined by a working capital adjustment identified in the preliminary audited financial statements. Eagle manufactures more than 5,000 products which include tactical assault vests, load-bearing equipment, weapon transporting gear, holsters, personal gear carriers, and other high quality accessories. ATK believes that the acquisition provides an opportunity to expand its position in the domestic and international tactical accessories markets serving military and law enforcement customers. Headquartered in Fenton, Missouri, Eagle employs approximately 1,280 employees and is included in Armament Systems. The purchase price allocation was finalized in the fourth quarter of fiscal 2010. Most of the goodwill generated in this acquisition will be deductible for tax purposes.

On June 8, 2007, ATK acquired Swales Aerospace ("Swales"), a provider of satellite components and subsystems, small spacecraft and engineering services for NASA, Department of Defense and commercial satellite customers, for $101,195 net of cash acquired. ATK believes that the acquisition strengthened ATK's satellite components, subsystems and small spacecraft portfolios and further increased ATK's position as a supplier to the U.S. Government and industry. ATK also believes the acquisition enhanced ATK's systems engineering as ATK pursues strategic initiatives in space exploration programs. Headquartered in Beltsville, Maryland, Swales employs approximately 626 employees and is included in Space Systems.

During fiscal 2003, ATK acquired the assets of Science and Applied Technology, Inc. (included in Mission Systems). The sellers of this acquired business had the ability to earn up to an additional $7,500 of cash consideration if certain pre-specified milestones were attained with respect to one of the contracts acquired. The pre-specified milestones were met in September 2008 and the additional contingent consideration earned pursuant to the purchase agreement resulted in an increase to goodwill.

ATK made no acquisitions during fiscal 2010.

*Accounting for Goodwill*

ATK tests goodwill for impairment on the first day of its fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. The Company has determined that the reporting units for its goodwill impairment review are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available, and for which segment management regularly reviews the operating results. Based on this analysis, the Company has identified 11 reporting units within its reportable segments as of the fiscal 2010 testing date.

The goodwill impairment test is performed using a two-step process. In the first step, ATK determines the estimated fair value of each reporting unit and compares it to the carrying value of the reporting unit, including goodwill. If the carrying amount of a reporting unit is higher than its estimated fair value, an indication of impairment exists and the second step must be performed in order to determine the amount of the impairment. In the second step, ATK must determine the implied fair value of reporting unit's goodwill which is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The implied fair value is compared to the carrying amount and if the carrying amount of the reporting unit's goodwill exceeds the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

The estimated fair value of each reporting unit is determined using a discounted cash flow approach. In developing its discounted cash flow analysis, ATK's assumptions about future revenues and expenses, capital expenditures, and changes in working capital are based on its three-year plan, as approved by the Board of Directors, and assumes a terminal growth rate thereafter. These cash flows are then discounted using ATK's composite discount rate. ATK ensures that the consolidated cash flows reconcile to the market capitalization at the test date using an assumed control premium. ATK then computes the break-even discount rate for each reporting unit and compares that to ATK's composite rate to determine if further analysis is needed for a particular reporting unit.

Projecting discounted future cash flows requires ATK to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital, and the appropriate discount rate. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials, consideration of ATK's market capitalization in comparison to the estimated fair values of the Company's reporting units, and other factors which are beyond ATK's control. If the current economic conditions were to deteriorate causing a reduction in estimated discounted cash flows, it is possible that the estimated fair value of certain reporting units could fall below their carrying value resulting in the necessity to conduct additional goodwill impairment tests in future periods. ATK continually monitors the reporting units for impairment indicators and updates assumptions used in the most recent calculation of the estimated fair value of a reporting unit as appropriate.

*Results of ATK's fiscal 2010 Annual Impairment Test*

For the fiscal 2010 impairment assessment, ATK calculated a composite discount rate of 9.8% using a 3% terminal growth rate and a 30% control premium based on the analysis discussed above. The results of ATK's fiscal 2010 annual goodwill impairment test performed as of January 4, 2010 indicated that no goodwill impairment existed as the estimated fair value for all reporting units, except for Tactical Systems as discussed below, exceeded their carrying value by greater than 20%; therefore, step two of the impairment analysis was not required.

Although there is no indication of impairment, based on the annual test, ATK determined that the Tactical Systems reporting unit had an estimated fair value that exceeded its carrying value by 10% which ATK does not deem to be a significant excess. The goodwill recorded within this reporting unit, approximately $50 million, relates to goodwill acquired in the March 31, 2009 acquisition of Eagle Industries ("Eagle"). Given the fact that the purchase accounting valuation was recently performed and there have been no significant changes in the underlying business since the date of acquisition, ATK would not expect to see significant excess within this reporting unit given that the Company determined the fair value of goodwill relating to Eagle within the past year. Based on the expected sales growth for Tactical Systems, ATK does not believe there is any indication of impairment given ATK's continuing expansion into the tactical accessories market.

As previously discussed, in August 2009, NASA released a study, referred to as the Augustine Report, which formed the basis of the Administration's budget released on February 1, 2010. The Administration's released budget includes the proposed cancellation of NASA's Constellation space exploration program. Congress will determine, as part of the 2011 authorization and appropriation legislative process, what the policy and funding levels for NASA will be and ultimately decide on the future funding level for the Constellation program. Current law continues funding for Constellation through government fiscal year 2010, and can be modified only by a subsequent appropriations Act by Congress. At this time the impacts of the Administration's budget proposal are still being reviewed and ATK has assumed continuation of the Constellation program in the estimated cash flows for Space Systems Operations. However, if Congress significantly changes NASA's budget or accepts the proposed cancellation of the Constellation program, there would be an adverse effect on ATK's operating results, financial condition, and cash flows within the Space Systems Operations reporting unit which, as of March 31, 2010, had approximately $515 million of goodwill recorded associated with this reporting unit. Should there be significant changes made to the Constellation program in future periods, there would likely be an indication of impairment which would require the Company to perform a test for impairment.

Additionally, the draft request for proposal ("RFP") for the Radford Army ammunition plant facility management contract has been released. ATK's current contract at Radford expires on May 31, 2010. However, the United States Government has notified ATK of a possible extension to December 31, 2010 which is currently being negotiated. The final draft RFP is expected to be released during calendar 2010 and ATK will continue to analyze the RFP and the other circumstances surrounding the competition to determine any impacts to its financial position. For purposes of our fiscal 2010 impairment test, ATK has assumed that we will win the bid to continue managing the Radford facility; however, if ATK were to lose the Radford facility contract, we would be required to update this assumption and reassess the estimated fair value of the Energetic Systems reporting unit. At March 31, 2010 ATK had approximately $18 million of goodwill recorded associated with this reporting unit.

In fiscal 2009, ATK recorded a non-cash goodwill impairment charge of $108,500 in our Spacecraft Systems reporting unit and the remaining goodwill recorded within the Spacecraft Systems reporting unit was $145,647 at March 31, 2009. See Note 7 for further details.

## Results of Operations

The following information should be read in conjunction with ATK's consolidated financial statements. The key performance indicators that ATK's management uses in managing the business are sales, income before interest and income taxes, and cash flows.

### *Fiscal 2010*

*Sales*

The following is a summary of each operating segment's external sales:

| | Years Ended March 31 | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ Change | % Change |
| Armament Systems | $2,164,661 | $1,737,909 | $ 426,752 | 24.6% |
| Mission Systems | 1,269,127 | 1,215,018 | 54,109 | 4.5% |
| Space Systems | 1,373,878 | 1,630,297 | (256,419) | (15.7)% |
| Total external sales | $4,807,666 | $4,583,224 | $ 224,442 | 4.9% |

The increase in sales was due to organic growth as well as the acquisition of Eagle at the end of the fourth quarter of fiscal 2009, as previously discussed, which is reported within Armament Systems.

*Armament Systems.* The increase in sales was driven by:

- a $173,200 increase in ammunition sales as a result of an increase of $102,400 in sales for the Non-Standard Ammunition Program, as well as continued strong customer requirements for small-caliber ammunition and facility modernization project sales,
- an increase of $101,900 in commercial products due to an increase in volume of law enforcement, international, and commercial sales,
- a $93,000 increase in energetic systems at the Radford Army Ammunition Plant relating primarily to an increase in modernization project sales of $55,700 as well as increased sales of TNT, and
- a $62,700 increase resulting from the March 31, 2009 acquisition of Eagle (now Tactical Systems).

*Mission Systems.* The increase in sales was driven by:

- an $82,600 increase in commercial aircraft structures primarily due to the Airbus A350 program,
- a $30,600 increase in missiles, related primarily to the new Multi-Stage Supersonic Target (MSST) program,
- an increase of $17,900 in military aircraft structures driven in part by the ramp-up of the Joint Strike Fighter Low Rate Initial Production,
- a $17,800 increase in force protection driven primarily by the new international Vehicle Launch Scatterable Anti-Tank System (VLSAS) program,
- an increase in space stage motors of $16,700 primarily driven by additional scope on the Attitude Control Motor program, and

- an increase of $11,500 in precision guided munitions resulting primarily from multiple new advanced weapons programs.

These increases were partially offset by:

- a decrease within special mission aircraft of $41,500 due to reduced demand across multiple programs,
- a $32,800 decrease in tank ammunition due to lower volumes across multiple programs,
- a decrease of $26,100 in missile defense, primarily relating to volume, and
- a decrease of $16,500 in space launch vehicles due primarily to the completion of the Arrow program.

*Space Systems.* The decrease in sales was driven by:

- a decrease in Minuteman volume of $143,000 due to the contract nearing successful completion,
- an $89,700 decrease in the Space Shuttle program due to the wind-down of the program,
- a $34,600 sales reduction due to termination of a proprietary government program and delays in other classified pursuits,
- a reduction in the sales on the Kinetic Energy Interceptor program of $28,000 due to termination of the contract in fiscal 2010,
- a decrease of $23,100 in Spacecraft Services driven by the completion of the Hubble space repair mission,
- a decrease of $12,300 relating to GEM programs due to contract completions and lower production rates, and
- a $12,000 decrease due to timing of Castor® rocket motor systems sales.

These decreases were partially offset by:

- an increase of $25,500 on Ares 1st Stage program as the activity continues to ramp up with the transition away from the Shuttle program,
- a $24,000 increase for Operationally Responsive Space (ORS-1) effort in Space Systems,
- a $17,600 increase in solar arrays and deployables across multiple programs,
- an increase of $14,900 for the new Air Force Large Class Stage development program,
- a $13,500 increase in pressure tanks due to increased volume across several programs, and
- an improvement in flares and decoys of $10,100 relating primarily to the resolution of fiscal 2009 production delays.

*Gross Profit*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | **2010** | **As a % of Sales** | **2009** | **As a % of Sales** | **Change** |
| Gross profit . . . . . . . . . . . . . . . | $1,031,311 | 21.5% | $975,912 | 21.3% | $55,399 |

The increase in gross profit was driven by higher sales and increased operating efficiencies within Armament Systems, partially offset by higher pension expenses across all operating segments.

*Operating Expenses*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2010 | As a % of Sales | 2009 | As a % of Sales | Change |
| Research and development | $ 75,896 | 1.6% | $ 81,529 | 1.8% | $ (5,633) |
| Selling | 168,986 | 3.5% | 161,805 | 3.5% | 7,181 |
| General and administrative | 236,084 | 5.0% | 239,621 | 5.2% | (3,537) |
| Trade name and goodwill impairments | 38,008 | 0.8% | 108,500 | 2.4% | (70,492) |
| Total | $518,974 | 10.9% | $591,455 | 12.9% | $(72,481) |

Excluding the non-cash trade name and goodwill impairments in fiscal 2010 and 2009, operating expenses remained relatively consistent year over year. Selling expenses were higher in fiscal 2010 primarily driven by Armament Systems, consistent with the higher sales in commercial products. Research and development expenses were down due to elevated spending levels in fiscal 2009 for the self-funded Alliant Launch Vehicle and related launch integration efforts in Space Systems, partially offset by increased investment in fiscal 2010 to expand market share in targeted satellite areas. General and administrative expenses were slightly lower in fiscal 2010 due to the lack of a $13,000 increase in bad debt expense in the prior year within commercial products relating to increased customer credit risk, partially offset by increased spending to support increasing sales within Armament Systems and the acquisition of Eagle in March 2009.

*Income before Interest, Income Taxes, and Noncontrolling Interest*

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2010 | 2009 | Change |
| Armament Systems | $256,994 | $171,563 | $ 85,431 |
| Mission Systems | 136,785 | 153,341 | (16,556) |
| Space Systems | 138,064 | 79,560 | 58,504 |
| Corporate | (19,506) | (20,007) | 501 |
| Total | $512,337 | $384,457 | $127,880 |

The increase in income before interest, income taxes, and noncontrolling interest was due to the higher sales and the lack of a $108,500 non-cash goodwill impairment charge within Space Systems, partially offset by the non-cash trade name impairment charges in Mission Systems and Space Systems totaling $38,008 and higher pension expense across all groups. Significant changes within the operating segments are also described below.

*Armament Systems.* The increase primarily relates to higher overall sales along with improved margins in commercial products and small-caliber ammunition programs driven by operational and volume efficiencies, increased margins relating to American Ordnance (ATK's joint venture), as well as the lack of a $13,000 increase in bad debt expense in fiscal 2009 within commercial products which resulted from heightened customer credit risk.

These increases were partially offset by approximately $14,000 of growth in contract costs associated with the construction of an energetics facility for the Australian Ministry of Defense (ATK's core expertise in high volume energetics production lies within Armament Systems and as the program moves closer to completion it has been transitioned from the Space Systems Group to the Armament Systems Group), and higher depreciation expense,

*Mission Systems.* The decrease was primarily driven by the $13,422 non-cash trade name impairment charge, margin declines due to lower sales in special mission aircraft, and reduced incentive fees in missile defense. These decreases were partially offset by organic growth, primarily within commercial aircraft, and higher sales volumes across multiple programs as well as program mix.

*Space Systems.* The increase was primarily due to the lack of the non-cash goodwill impairment charge totaling $108,500 within Spacecraft Systems in the prior year as well as lack of performance issues and schedule delays in the spacecraft structures business in fiscal 2009. These increases were partially offset by the $24,586 non-cash trade name impairment charge in fiscal 2010 and lower sales volume.

*Corporate.* The net expense of Corporate primarily reflects expenses incurred for administrative functions that are performed centrally at the corporate headquarters, the elimination of intercompany profits, and stock option expense.

*Net Interest Expense*

Net interest expense for fiscal 2010 was $76,920, a decrease of $9,488 compared to $86,408 in fiscal 2009. The decrease was primarily due to the reduction in non-cash amortization of the debt discount (which declined primarily because amortization for the 2.75% Convertible Notes due 2024 was complete in August 2009, the first date that holders of these notes could have required ATK to repurchase the notes) as well as a decrease in the average borrowing rate.

*Income Tax Provision*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | **2010** | **Effective Rate** | **2009** | **Effective Rate** | **Change** |
| Income tax provision .......... | $156,473 | 35.9% | $157,096 | 52.7% | $(623) |

The reduction in tax rate from fiscal 2009 to fiscal 2010 was primarily related to lack of the fiscal 2009 nondeductible goodwill impairment charge, lower valuation allowance for capital losses, and lower state tax rate. These benefits were slightly offset by the lack of federal research and development credit for the final three months of fiscal 2010 as the credit lapsed on December 31, 2009.

ATK's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2010 of 35.9% differs from the federal statutory rate of 35.0% due to state income taxes, valuation allowances, and other provision adjustments which increased the rate, as well as the domestic manufacturing deduction (DMD) and research and development (R&D) credits which decreased the rate.

The effective tax rate for fiscal 2009 of 52.7% differs from the federal statutory rate of 35.0% due to the non-deductibility for tax purposes of the non-cash goodwill impairment charge, valuation allowance related to capital loss carryovers, state income taxes, and other provision adjustments which increased the rate, and the DMD and R&D tax credits which decreased the rate.

ATK or one of its subsidiaries files income tax returns in the U.S. federal, various U.S. state, and foreign jurisdictions. With few exceptions, ATK is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2003. The Internal Revenue Service has completed the audits of ATK through fiscal 2006 and is currently examining the fiscal 2007 and 2008 returns. We believe appropriate provisions for all outstanding issues have been made for all open years in all jurisdictions.

As of March 31, 2010 and 2009, the total amount of unrecognized tax benefits was $42,627 and $25,828, respectively, of which $33,695 and $20,407, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to deferred tax items which only impact the timing of tax payments. Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $22,393 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings up to $17,638 based on current estimates. See Note 11 to the consolidated financial statements for further details.

ATK believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. The valuation allowance of $7,483 at March 31, 2010 relates to capital loss carryovers and certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. The valuation allowance was decreased by $1,523 during fiscal 2010 primarily related to the expiration of capital loss carryforwards, expiration of state credit carryforwards, and changes to prior year capital loss carryforwards. The amount was increased by $1,398 related to the recognition of current year capital losses and a change in the amount of state carryforward benefits expected to be utilized before expiration.

The federal R&D tax credit expired on December 31, 2009. If the federal R&D tax credit is not retroactively extended there would be an unfavorable impact to ATK's fiscal 2011effective income tax rate.

*Net Income Before Noncontrolling Interest*

Net income before noncontrolling interest for fiscal 2010 was $278,944, an increase of $137,991 compared to $140,953 in fiscal 2009. The increase was driven by the absence of the non-cash goodwill impairment charge of $108,500 in the prior year, an increase of $55,339 in gross profit and a decrease in net interest expense of $9,488. These improvements were partially offset by the non-cash trade name impairment charges in Mission Systems and Space Systems totaling $38,008.

*Noncontrolling Interest*

The noncontrolling interest represents the noncontrolling owner's portion of the income of a joint venture in which ATK is the primary owner. This joint venture was acquired with Composite Optics, Inc. ("COI") and is consolidated into ATK's financial statements.

***Fiscal 2009***

*Sales*

The following is a summary of each operating segment's external sales:

| | Years Ended March 31 | | | |
|---|---|---|---|---|
| | 2009 | 2008 | $ Change | % Change |
| Armament Systems | $1,737,909 | $1,476,716 | $261,193 | 17.7% |
| Mission Systems | 1,215,018 | 1,139,038 | 75,980 | 6.7% |
| Space Systems | 1,630,297 | 1,555,971 | 74,326 | 4.8% |
| Total external sales | $4,583,224 | $4,171,725 | $411,499 | 9.9% |

The increase in sales was due to organic growth as well as the acquisition of Swales late in the first quarter of fiscal 2008, as previously discussed, which is reported within Space Systems.

*Armament Systems.* The increase in sales was driven by:

- an increase of $111,100 in commercial products due to an increase in volume of law enforcement, international, and commercial sales,
- a $103,900 increase in medium-caliber systems due to higher volume across multiple ammunition programs as well as higher demand in medium-caliber guns,

- a $34,100 increase in military small-caliber ammunition sales at the Lake City Army ammunition plant as a result of continued strong customer requirements and modernization project sales, and
- an increase of $11,900 in energetic systems at the Radford Army Ammunition Plant relating to modernization project sales and increased nitrocellulous sales.

*Mission Systems.* The increase in sales was driven by:

- an increase of $38,100 in tactical rocket motors due to higher volume across numerous programs,
- a $20,900 increase due to the new contract for the attitude control motor on the Orion Crew Exploration Vehicle (CEV) launch abort system,
- an increase of $20,300 due to higher volume in aircraft integration,
- a new composite rotor tubes program for United States Enrichment Corporation (USEC) which added $21,000,
- a $19,300 increase in commercial aircraft structures resulting primarily from a new commercial aircraft program, and
- an increase of $17,700 due to a new international force protection system.

These increases were partially offset by:

- a decrease of $29,500 in technical services due to reduced volume,
- a $17,600 decline in large-caliber direct fires due to lower volumes across multiple programs, and
- a $12,900 decrease resulting from the successful completion of the Shielder Canister program.

*Space Systems.* The increase in sales was driven by:

- a net increase of $123,600 on ARES I and Space Shuttle programs,
- an increase of $29,600 due to the inclusion of Swales which was acquired late in the first quarter of fiscal 2008,
- a $17,800 increase for Trident II missile production and support timing, and
- an increase of $16,400 relating to overlapping Orion production lots and additions to the scope of the Kinetic Energy Inceptor program.

These increases were partially offset by:

- a decrease in Minuteman volume of $38,000 due to the contract nearing successful completion,
- a decrease of $23,500 due to lower customer demand and production delays in decoys and flares,
- a $20,400 decrease on the Launch Abort System due to funding limitations,
- a decrease in solar arrays of $18,100 as a result of decreased volume and performance issues, and
- a $14,500 decrease in bus structures due to performance issues and schedule delays.

*Gross Profit*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2009 | As a % of Sales | 2008 | As a % of Sales | Change |
| Gross profit | $975,912 | 21.3% | $846,315 | 20.3% | $129,597 |

The increase in gross profit was driven by higher sales and increased operating efficiencies across all operating segments.

*Operating Expenses*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2009 | As a % of Sales | 2008 | As a % of Sales | Change |
| Research and development | $ 81,529 | 1.8% | $ 68,333 | 1.6% | $ 13,196 |
| Selling | 161,805 | 3.5% | 131,068 | 3.1% | 30,737 |
| General and administrative | 239,621 | 5.2% | 216,386 | 5.2% | 23,235 |
| Trade name and goodwill impairments | 108,500 | 2.4% | — | —% | 108,500 |
| Total | $591,455 | 12.9% | $415,787 | 10.0% | $175,668 |

Operating expenses increased primarily due to higher selling expenses consistent with higher sales over the prior year period, as well as increased program proposal efforts within Mission Systems and Space Systems and the non-cash goodwill impairment charge totaling $108,500 within Spacecraft Systems, as previously discussed. Research and development expenses were up due to increased spending on major launch vehicle programs within Space Systems, increased volume within medium-caliber systems, as well as within Mission Systems. General and administrative expenses were up as a result of increased spending to support increasing sales and a $13,000 increase in bad debt expense in fiscal 2009 within commercial products relating to increased customer credit risk. These increases were partially offset by the absence of a $6,567 charge for transaction-related costs related to an acquisition that was terminated in fiscal 2008, and lower share-based compensation expenses compared to the prior year.

*Income before Interest, Income Taxes, and Noncontrolling Interest*

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2009 | 2008 | Change |
| Armament Systems | $171,563 | $139,603 | $ 31,960 |
| Mission Systems | 153,341 | 129,028 | 24,313 |
| Space Systems | 79,560 | 192,995 | (113,435) |
| Corporate | (20,007) | (31,098) | 11,091 |
| Total | $384,457 | $430,528 | $ (46,071) |

The decrease in income before interest, income taxes, and noncontrolling interest was due to the non-cash goodwill impairment charge within Space Systems and higher operating expenses as discussed above, partially offset by higher sales. Significant changes within the operating segments are also described below.

*Armament Systems.* The increase primarily relates to higher overall sales volume as well as improved margins in commercial products and medium-caliber guns and ammunition programs. These increases were partially offset by a $13,000 increase in bad debt expense in fiscal 2009 within commercial products relating to increased customer credit risk.

*Mission Systems.* The increase was primarily driven by higher sales within aircraft integration, commercial aircraft structures, tactical rocket motors, and space stage motors, partially offset by margin declines within force protection and fuze operations due to technical issues on the FMU-139 bomb fuze program and the Spider advanced munitions program.

*Space Systems.* The decrease was primarily due to the non-cash goodwill impairment charge totaling $108,500 within Spacecraft Systems, as previously discussed, as well as performance issues and schedule delays in the spacecraft structures business. These items were partially offset by higher sales volume.

*Corporate.* The net expense of Corporate primarily reflects expenses incurred for administrative functions that are performed centrally at the corporate headquarters, the elimination of intercompany profits, and stock option expense. The decrease is due primarily to the absence of a $6,567 charge for transaction-related costs related to an acquisition that was terminated in fiscal 2008, as well as a decrease in stock option expense from the prior year.

*Net Interest Expense*

Net interest expense for fiscal 2009 was $86,408, a decrease of $16,065 compared to $102,473 in fiscal 2008. The decrease was primarily due to the accelerated noncash write-off of $5,600 of debt issuance costs which was the result of the 3.00% Convertible Senior Subordinated Notes and the 2.75% Convertible Senior Subordinated Notes due 2024 becoming convertible in fiscal 2008 as well as a decrease in the average borrowing rate and average outstanding debt balance.

*Income Tax Provision*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | **2009** | **Effective Rate** | **2008** | **Effective Rate** | **Change** |
| Income tax provision . . . . . . . . . | $157,096 | 52.7% | $118,678 | 36.2% | $38,418 |

ATK's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2009 of 52.7% differs from the federal statutory rate of 35% due to the non-deductibility for tax purposes of the non-cash goodwill impairment charge, valuation allowance related to capital loss carryovers, state income taxes, and other provision adjustments which increased the rate, and the domestic manufacturing deduction ("DMD") and research and development ("R&D") tax credits which decreased the rate.

The effective tax rate for fiscal 2008 of 36.2% differs from the federal statutory rate of 35% due to state income taxes and other provision adjustments which increased the rate, and DMD, R&D tax credits, and changes in previous contingencies which decreased the rate.

ATK or one of its subsidiaries files income tax returns in the U.S. federal, various U.S. state, and foreign jurisdictions. With few exceptions, ATK is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2002. The Internal Revenue Service has completed the audits of ATK through fiscal 2006. ATK is subject to examination in the U.S. federal tax jurisdiction for fiscal 2007 and fiscal 2008. We believe appropriate provisions for all outstanding issues have been made for all open years in all jurisdictions.

As of March 31, 2009 and 2008, the total amount of unrecognized tax benefits was $25,828 and $19,561, respectively, of which $20,407 and $16,819, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to deferred tax items which only impact the timing of tax payments. In the next 12 months it is reasonably possible that the gross liability for unrecognized tax benefits will decrease by $1,125 primarily as a result of the lapsing of statutes of limitations. See Note 11 to the consolidated financial statements for further details.

ATK believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. The valuation allowance of $7,608 at March 31, 2009 relates to capital loss carryovers and certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. The valuation allowance was increased by $4,700 during fiscal 2009 primarily related to the recognition of a valuation allowance for the deferred tax assets related to capital loss carryovers of $5,929. The amount was reduced by $1,229 due to the expiration of a capital loss carryforward, expiration of state credit carryforwards, and a change in the amount of state carryforward benefits expected to be utilized before expiration.

The federal R&D tax credit was extended through December 31, 2009. If the federal R&D tax credit is not extended through the end of the fiscal year there would be an unfavorable impact on ATK's fiscal 2010 effective income tax rate.

*Net Income Before Noncontrolling Interest*

Net income before noncontrolling interest for fiscal 2009 was $140,953, a decrease of $68,424 compared to $209,377 in fiscal 2008. The decrease was due to the non-cash goodwill impairment charge of $108,500, increases in operating expenses of $67,168, and the income tax provision of $38,418, partially offset by an increase of $129,597 in gross profit and a decrease in net interest expense of $16,065.

*Noncontrolling Interest*

The noncontrolling interest represents the noncontrolling owner's portion of the income of a joint venture in which ATK is the primary owner. This joint venture was acquired with Composite Optics, Inc. ("COI") and is consolidated into ATK's financial statements.

**Liquidity and Capital Resources**

ATK manages its business to maximize operating cash flows as the primary source of liquidity. In addition to cash on hand and cash generated by operations, sources of liquidity include a committed credit facility, long-term borrowings, and access to the public debt and equity markets. ATK uses its cash to fund its investments in its existing core businesses, acquisition activity, share repurchases, and other activities.

**Cash Flow Summary**

ATK's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows for the years ended March 31, 2010, 2009, and 2008 are summarized as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Cash flows provided by operating activities | $ 193,662 | $ 424,987 | $ 382,751 |
| Cash flows used for investing activities | (132,625) | (186,527) | (204,032) |
| Cash flows used for financing activities | (3,844) | (21,533) | (75,039) |
| Net cash flows | $ 57,193 | $ 216,927 | $ 103,680 |

***Operating Activities.***

Net cash from operating activities decreased by $231,325 in fiscal 2010 primarily due to $300,000 of cash used to fund the pension plans during fiscal 2010 and $35,656 more cash used for working capital to support higher sales These decreases were partially offset by an increase in net income, net of impairment charges, and $17,830 less cash used to pay taxes in fiscal 2010.

Net cash from operating activities increased by $42,236 in fiscal 2009 primarily due higher net income, excluding the non-cash goodwill impairment charge, $11,507 of additional cash generated from deferred and accrued tax balance changes, and increased compensation accruals of $16,455. These increases were partially offset by $29,718 more cash used for working capital to support higher sales.

Cash used for working capital is defined as net receivables plus long-term receivables plus net inventories, less accounts payables and contract advances.

*Investing Activities.*

Net cash used for investing activities decreased by $53,902 in fiscal 2010 primarily due to the $63,000 paid in 2009 to acquire Eagle, $6,049 paid in 2009 as contingent consideration for a 2003 acquisition, and the $5,002 ATK received as a preliminary purchase price adjustment on the Eagle acquisition during 2010. These decreases were partially offset by $31,991 more cash used for capital expenditures to expand operations.

Net cash used for investing activities decreased by $17,505 in fiscal 2009 primarily due to the $101,195 of cash paid in 2008 to acquire Swales. This decrease was partially offset by $63,000 paid in 2009 to acquire Eagle. In 2009, ATK also used $10,772 more cash for capital expenditures to expand operations.

*Financing Activities.*

Net cash used for financing activities decreased by $17,689 in fiscal 2010, primarily driven by the absence of $31,609 in cash paid during 2009 for the repurchase of treasury shares. This decrease was partially offset by payments of $13,750 on ATK's Term A Loan due in 2012.

Net cash used for financing activities decreased by $53,506 in fiscal 2009 due primarily to $68,459 less cash paid to repurchase treasury shares and a $8,898 reduction in cash proceeds from employee compensation plans given that fewer stock options were exercised compared to the prior year.

**Liquidity**

In addition to ATK's normal operating cash requirements, the Company's principal future cash requirements will be to fund capital expenditures, debt repayments, employee benefit obligations, share repurchases, and any strategic acquisitions. ATK's short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements. ATK's debt service requirements over the next two years consist of principal payments due under the Senior Credit Facility and the maturity of its 2.75% Convertible Notes due 2011 in fiscal year 2012, as discussed further below. ATK's other debt service requirements consist of interest expense on its debt. Additional cash may be required to repurchase or convert any or all of the convertible notes under certain circumstances.

Based on ATK's current financial condition, management believes that ATK's cash position, combined with anticipated generation of cash flows and the availability of funding, if needed, under ATK's revolving credit facilities, as well as potential future sources of funding including additional bank financing and debt markets, will be adequate to fund future growth as well as to service ATK's currently anticipated long-term debt and pension obligations, make capital expenditures, and fund any share repurchases over the next 12 months.

At this point in time, ATK's access to liquidity sources has not been materially impacted by the current credit environment, and ATK does not expect that it will be materially impacted in the near future. There can be no assurance, however, that the cost or availability of future borrowings, if any, will not be materially impacted by capital market conditions. Within the next two years, ATK will be required to refinance its Senior Credit Facility which matures in March 2012. ATK expects the future refinancing of this debt to result in higher interest costs given the current market conditions. These higher interest rates could have an impact on the Company's future operating results.

If market opportunities exist, ATK may choose to undertake financing actions to further enhance the Company's liquidity position which could include obtaining new bank debt or capital market transactions.

***Long-Term Debt and Credit Facilities***

As of March 31, 2010 ATK had actual total indebtedness of $1,393,554 and the $500,000 Revolving Credit Facility provided for the potential of additional borrowings up to $323,178. There were no outstanding borrowings under the Revolving Credit Facility as of March 31, 2010, although ATK had outstanding letters of credit of $176,822 which reduced amounts available under the facility.

ATK's indebtedness at March 31, 2010 and 2009 is primarily comprised of the Company's Senior Credit Facility which consists of a Term A Loan and a Revolving Credit Facility, the 2.75% Convertible Senior Subordinated Notes due 2011 ("the 2.75% Convertible Notes due 2011"), the 6.75% Senior Subordinated Notes due 2016 ("the 6.75% Notes due 2016"), the 2.75% Convertible Senior Subordinated Notes due 2024 ("the 2.75% Convertible Notes due 2024"), and the 3.00% Convertible Senior Subordinated Notes due 2024 ("3.00% Convertible Notes due 2024"). See Note 9 "Long-Term Debt" for a detailed discussion of these borrowings.

Long-term debt, including the current portion, consisted of the following:

| | March 31, 2010 | March 31, 2009 |
|---|---|---|
| Senior Credit Facility dated March 29, 2007: | | |
| Term A Loan due 2012 | $ 261,250 | $ 275,000 |
| Revolving Credit Facility due 2012 | — | — |
| 2.75% Convertible Senior Subordinated Notes due 2011 | 300,000 | 300,000 |
| 6.75% Senior Subordinated Notes due 2016 | 400,000 | 400,000 |
| 2.75% Convertible Senior Subordinated Notes due 2024 | 279,763 | 279,929 |
| 3.00% Convertible Senior Subordinated Notes due 2024 | 199,453 | 199,453 |
| Principal amount of long-term debt | 1,440,466 | 1,454,382 |
| Less: Unamortized discounts | 46,912 | 66,779 |
| Carrying amount of long-term debt | 1,393,554 | 1,387,603 |
| Less: current portion | 13,750 | 289,859 |
| Carrying amount of long-term debt, excluding current portion | $1,379,804 | $1,097,744 |

*Senior Credit Facility*

The Term A Loan and Revolving Credit Facility both mature in 2012. The Term A Loan is subject to quarterly principal payments as follows:

- $3,438 in the years ending March 31, 2010 and 2011,
- $6,875 in the year ending March 31, 2012, and
- $220,000 due on March 29, 2012.

Substantially all domestic, tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate (currently equal to the bank's prime rate) or a Eurodollar rate plus an applicable margin, which is based on ATK's senior secured credit ratings. ATK must also pay an annual commitment fee on the unused portion of the Revolving Credit Facility.

It is currently expected that there will be no borrowings against the Revolving Credit Facility at March 31, 2011.

*2.75% Convertible Notes due 2011*

ATK's 2.75% Convertible Notes due 2011 mature on September 15, 2011. Interest on these notes is payable on March 15 and September 15 of each year. Holders may convert their notes at a conversion rate of 10.3617 shares of ATK's common stock per $1 principal amount of these notes (a conversion price of $96.51 per share) in the event that the ATK stock price exceeds certain levels, upon the occurrence of certain corporate transactions, or during the last month prior to maturity. ATK is required to satisfy 100% of the principal amount of these notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK.

In connection with the issuance of the 2.75% Convertible Notes due 2011, ATK purchased, at a cost of $50,850, call options (the "Call Options") on its common stock. The Call Options, which become exercisable upon conversion of the related convertible notes, allow ATK to purchase approximately 3.1 million shares of ATK's common stock and/or cash from the counterparty at an amount equal to the amount of common stock and/or cash related to the excess conversion value that ATK would pay to the holders of the related convertible notes upon conversion. In addition, ATK sold warrants (the "Warrants") to issue approximately 3.3 million shares of ATK's common stock at an exercise price of $116.75 per share. The proceeds from the sale of the Warrants totaled $23,220. On a combined basis, the Call Options and the Warrants are intended to reduce the potential dilution of ATK's common stock in the event that the 2.75% Convertible Notes due 2011 are converted by effectively increasing the conversion price of these notes from $96.51 to $116.75. The Call Options and the Warrants are separate and legally distinct instruments that bind ATK and the counterparty and have no binding effect on the holders of the convertible notes.

*6.75% Notes due 2016*

ATK's 6.75% Notes mature on April 1, 2016. These notes are general unsecured obligations. Interest on these notes accrues at a rate of 6.75% per annum and is payable semi-annually on April 1 and October 1 of each year. ATK has the right to redeem some or all of these notes from time to time on or after April 1, 2011, at specified redemption prices. Prior to April 1, 2011, ATK may redeem some or all of these notes at a price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption and a specified make-whole premium.

*2.75% Convertible Notes due 2024*

ATK's 2.75% Convertible Notes due 2024 mature on February 15, 2024. Interest on these notes is payable on February 15 and August 15 of each year. ATK is required to pay contingent interest at a rate driven by the average trading price of these notes if the trading price reaches specified levels during each six-month measurement period. Based on the current trading price of these notes, ATK does not anticipate that the Company will be required to pay contingent interest for the foreseeable future.

ATK may redeem all of these notes in cash at any time. Holders of these notes may require ATK to repurchase in cash some or all of the Notes on February 15, 2014 and February 15, 2019. Note holders may also convert their notes at a conversion rate of 12.5843 shares of ATK's common stock per $1 principal amount of these notes (a conversion price of $79.46 per share) in the event that the ATK stock price exceeds certain levels, if ATK were to call these notes for redemption, or upon the occurrence of certain corporate transactions. ATK is required to satisfy 100% of the principal amount of these notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK.

*3.00% Convertible Notes due 2024*

ATK's 3.00% Convertible Notes due 2024 mature on August 15, 2024. Interest on these notes is payable on February 15 and August 15 of each year. Beginning August 20, 2014, ATK will be required to pay contingent interest at a rate driven by the average trading price of these notes if the trading price reaches specified levels during the measurement period.

ATK may redeem all of these notes in cash at any time on or after August 20, 2014. Holders of these notes may require ATK to repurchase in cash some or all of the Notes on August 15, 2014 and August 15, 2019. Note holders may also convert their notes at a conversion rate of 12.5392 shares of ATK's common stock per $1 principal amount of these notes (a conversion price of $79.75 per share) in the event that the ATK stock price exceeds certain levels, if ATK were to call these notes for redemption, or upon the occurrence of certain corporate transactions. ATK is required to satisfy 100% of the principal amount of these notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK.

***Rank and Guarantees***

The 3.00% Convertible Notes, the 2.75% Convertible Notes due 2024, the 2.75% Convertible Notes due 2011, and the 6.75% Notes rank equal in right of payment with each other and all of ATK's future senior subordinated indebtedness and are subordinated in right of payment to all existing and future senior indebtedness, including the Senior Credit Facility. The outstanding notes are guaranteed on an unsecured basis, jointly and severally and fully and unconditionally, by substantially all of ATK's domestic subsidiaries. Subsidiaries of ATK other than the subsidiary guarantors are minor. All of these guarantor subsidiaries are 100% owned by ATK. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors.

***Covenants***

ATK's Senior Credit Facility imposes restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. In addition, the Senior Credit Facility limits ATK's ability to enter into sale-and-leaseback transactions. The Senior Credit Facility also requires that ATK meet and maintain the following financial ratios:

| | Leverage Ratio | Interest Coverage Ratio |
|---|---|---|
| Requirement | ≤4.00 | ≥3.00 |
| Actual at March 31, 2010 | 2.21 | 12.33 |

The Leverage Ratio is based on ATK's Covenant EBITDA (which includes adjustments for items such as non-recurring or extraordinary noncash expenses, non-cash charges related to stock-based compensation, and intangible asset impairment charges).

Many of ATK's debt agreements contain cross-default provisions so that non-compliance with the covenants within one debt agreement could cause a default under other debt agreements as well. ATK's ability to comply with these covenants and to meet and maintain the financial ratios may be affected by events beyond its control. Borrowings under the Senior Credit Facility are subject to compliance with these covenants. As of March 31, 2010, ATK was in compliance with the financial covenants and ATK expects to be in compliance with the covenants in all of its long-term debt agreements for the foreseeable future.

The indentures governing the 6.75% Notes, the 2.75% Convertible Notes due 2011, the 2.75% Convertible Notes due 2024, and the 3.00% Convertible Notes impose restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. As of March 31, 2010, ATK was in compliance with the indentures and expects to be in compliance with the indentures for the foreseeable future.

***Credit Ratings***

As of March 31, 2010, Moody's Investors Service ("Moody's") had assigned ATK an issuer rating of Ba3, Standard & Poor's Ratings Services ("S&P") had assigned ATK a BB corporate credit rating and Fitch Ratings ("Fitch") had assigned ATK an issuer rating of BB.

***Share Repurchases***

In fiscal 2009, ATK repurchased 299,956 shares for $31,609 and repurchased no additional shares in fiscal 2010. See Note 14 to the consolidated financial statements in Part II, Item 8. Share repurchase activity is expected to remain at a minimal level in fiscal 2011. Any additional authorized repurchases would be subject to market conditions and ATK's compliance with its debt covenants. ATK's 6.75% Senior Subordinated Notes limit the aggregate sum of dividends, share repurchases, and other designated restricted payments to an amount based on ATK's net income, stock issuance proceeds, and certain other items, less restricted payments made, since April 1, 2001. As of March 31, 2010, this limit was approximately $481,000. As of March 31, 2010, the Senior Credit Facility allows ATK to make unlimited "restricted payments" (as defined in the credit agreement), which among other items, would allow payments for future stock repurchases, as long as ATK maintains certain senior debt limits, with an annual limit, when those debt limits are not met, of $50,000 plus proceeds of any equity issuances plus 50% of net income since March 29, 2007.

### Contractual Obligations and Commercial Commitments

The following table summarizes ATK's contractual obligations and commercial commitments as of March 31, 2010:

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
| **Contractual obligations:** | | | | | |
| Long-term debt | $1,440,466 | $ 13,750 | $547,500 | $ 479,216 | $ 400,000 |
| Interest on debt(1) | 267,534 | 48,157 | 73,306 | 65,967 | 80,104 |
| Operating leases | 319,983 | 52,993 | 97,901 | 92,763 | 76,326 |
| Environmental remediation costs, net | 25,286 | 459 | 2,670 | 4,553 | 17,604 |
| Pension and other PRB plan contributions | 1,175,021 | 23,747 | 277,431 | 399,216 | 474,627 |
| Total contractual obligations | $3,228,290 | $139,106 | $998,808 | $1,041,715 | $1,048,661 |

| | | Commitment Expiration by period | |
|---|---|---|---|
| | Total | Within 1 year | 1 - 3 years |
| **Other commercial commitments:** | | | |
| Letters of credit | $176,822 | $141,309 | $35,513 |

(1) Includes interest on variable rate debt calculated based on interest rates at March 31, 2010. Variable rate debt was approximately 18% of ATK's total debt at March 31, 2010.

The total liability for uncertain tax positions at March 31, 2010 was approximately $42,627. Of this amount, $32,380 is not expected to be paid within 12 months and is therefore classified within other long-term liabilities. ATK is not able to provide a reasonably reliable estimate of the timing of future payments relating to the non-current uncertain tax position obligations.

Pension plan contributions are an estimate of ATK's minimum funding requirements through fiscal 2020 to provide pension benefits for employees based on expected actuarial estimated service accruals through fiscal 2020 pursuant to the Employee Retirement Income Security Act, although ATK may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions, and regulations. A substantial portion of ATK's Plan contributions are recoverable from the U.S. Government as allowable indirect contract costs at amounts generally equal to the pension plan contributions, although not necessarily in the same year the contribution is made.

### Off-Balance Sheet Arrangements

In connection with the issuance of the 2.75% Convertible Notes due 2011, ATK entered into call option and warrant transactions. The convertible note call option and warrant transactions are designed to increase the effective conversion price per share of ATK's common stock from $96.51 to $116.75 and, therefore, mitigate the potential dilution upon conversion of the 2.75% Convertible Notes due 2011 at the time of conversion. The convertible note call option and warrant transactions have been recorded at cost within stockholders' equity in the consolidated financial statements in accordance with current authoritative guidance. See further discussion under the heading "Long-term Debt and Credit Facilities" above.

**Contingencies**

*Litigation.* From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition, or cash flows.

On or about April 10, 2006, a former ATK employee filed a qui tam complaint in federal court in Utah alleging that ATK knowingly submitted claims for payment to the U.S. Government for defective LUU series illuminating flares that failed to conform to certain safety specifications and falsely certified compliance with those specifications. The lawsuit was initially filed under seal. ATK was first informed of the lawsuit by the United States Department of Justice (DOJ) on March 13, 2007. Thereafter, the DOJ intervened in the qui tam action and filed an amended complaint on November 2, 2007. On May 29, 2008, ATK filed its answer to the complaint. On March 16, 2010, the trial court issued a scheduling order setting a preliminary trial date of July 11, 2011. Discovery is underway in the case.

ATK denies any allegations of improper conduct. Based on what is known to ATK about the subject matter of the complaint, ATK does not believe that it has violated any law or regulation and believes it has valid defenses to all allegations of improper conduct. Although it is not possible at this time to predict the outcome of the litigation, ATK believes, based on all available information, that the outcome will not have a material adverse effect on its operating results, financial condition or cash flows. Some potential, however, does remain for an adverse judgment that could be material to ATK's financial position, results of operations, or cash flows. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the financial statements with respect to this contingent liability.

*Environmental Liabilities.* ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, including those for discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, resource restoration costs, fines, and penalties, or third party property damage or personal injury claims, as a result of liabilities associated with past practices or violations of environmental laws or non-compliance with environmental permits.

The liability for environmental remediation represents management's best estimate of the present value of the probable and reasonably estimable costs related to known remediation obligations. The receivable represents the present value of the amount that ATK expects to recover, as discussed below. Both the liability and receivable have been discounted to reflect the present value of the expected future cash flows, using a discount rate of 2.75% and 1.75% as of March 31, 2010 and 2009, respectively. ATK's discount rate is calculated using the 20-year Treasury constant maturities rate, net of an estimated inflationary factor of 1.9%, rounded to the nearest quarter percent. The following is a summary of the amounts recorded for environmental remediation:

| | March 31, 2010 | | March 31, 2009 | |
|---|---|---|---|---|
| | **Liability** | **Receivable** | **Liability** | **Receivable** |
| Amounts (payable) receivable | $(60,908) | $35,622 | $(62,080) | $37,104 |
| Unamortized discount | 8,724 | (4,280) | 5,798 | (2,900) |
| Present value amounts (payable) receivable | $(52,184) | $31,342 | $(56,282) | $34,204 |

As of March 31, 2010, the estimated discounted range of reasonably possible costs of environmental remediation was $52,184 to $79,981.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the "Hercules Facilities"). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts. If ATK were unable to recover those environmental remediation costs under these contracts, ATK believes these costs will be covered by Hercules Incorporated, a subsidiary of Ashland Inc., (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Clearwater, FL facility. In accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on non-federal lands on or before March 31, 2000, and on federal lands on or before March 31, 2005.
- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. ("Alcoa") in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29,000, ATK and Alcoa have agreed to split evenly any amounts between $29,000 and $49,000, and ATK is responsible for any payments in excess of $49,000.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows. While ATK has environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

At March 31, 2010, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, are estimated to be:

| | |
|---|---|
| Fiscal 2011 | $ 459 |
| Fiscal 2012 | 2,337 |
| Fiscal 2013 | 333 |
| Fiscal 2014 | 2,529 |
| Fiscal 2015 | 2,024 |
| Thereafter | 17,604 |
| Total | $25,286 |

There were no material insurance recoveries related to environmental remediation during fiscal 2010, 2009, or 2008.

Factors that could significantly change the estimates described in this section on environmental liabilities include:

- the adoption, implementation, and interpretation of new laws, regulations, or cleanup standards,
- advances in technologies,
- outcomes of negotiations or litigation with regulatory authorities and other parties,
- additional information about the ultimate remedy selected at new and existing sites,
- adjustment of ATK's share of the cost of such remedies,
- changes in the extent and type of site utilization,
- the discovery of new contamination,
- the number of parties found liable at each site and their ability to pay,
- more current estimates of liabilities for these contingencies, or
- liabilities associated with resource restoration as a result of contamination from past practices.

**New Accounting Pronouncements**

See Note 1 to the consolidated financial statements in Item 8 of this report for discussion of new accounting pronouncements.

**Inflation**

In management's opinion, inflation has not had a significant impact upon the results of ATK's operations. The selling prices under contracts, the majority of which are long term, generally include estimated costs to be incurred in future periods. These cost projections can generally be negotiated into new buys under fixed-price government contracts, while actual cost increases are recoverable on cost-type contracts.

ATK, however, has been impacted by increases in the prices of raw materials used in production as well as rising oil and energy costs. The prices of commodity metals, such as lead, zinc, and especially copper, have significantly increased. These price increases generally impact our small-caliber ammunition business. ATK's risk management practices are discussed in Item 7A of this report.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ATK is exposed to market risk from changes in interest rates. To mitigate the risks from interest rate exposure, ATK occasionally enters into hedging transactions, mainly interest rate swaps, through derivative financial instruments that have been authorized pursuant to corporate policies. ATK uses derivatives to hedge certain interest rate, foreign currency exchange rate, and commodity price risks, but does not use derivative financial instruments for trading or other speculative purposes, and ATK is not a party to leveraged financial instruments. Additional information regarding the financial instruments is contained in Notes 1 and 3 to the consolidated financial statements. ATK's objective in managing exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flow and to lower the overall borrowing costs.

ATK measures market risk related to holdings of financial instruments based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows, and earnings based on a hypothetical 10% change (increase and decrease) in interest rates. ATK used current market rates on the debt portfolio to perform the sensitivity analysis. Certain items such as lease contracts, insurance contracts, and obligations for pension and other postretirement benefits were not included in the analysis.

Currently, ATK's primary interest rate exposures relate to variable rate debt. The potential loss in fair values is based on an assumed immediate change in the net present values of interest rate-sensitive exposures resulting from a 100 basis point change in interest rates. The potential loss in cash flows and earnings is based on the change in the net interest income/expense over a one-year period due to the change in rates. Based on ATK's analysis, a 100 basis point change in interest rates would not have a material impact on the fair values or ATK's results of operations or cash flows.

With respect to ATK's commercial products business, ATK has improved manufacturing efficiencies and has initiated price increases to mitigate the impact of increased commodity costs. ATK will continue to evaluate the need for future price changes in light of these trends, ATK's competitive landscape, and its financial results. If commodity costs continue to increase, and if ATK is unable to offset these increases with ongoing manufacturing efficiencies and price increases, ATK's future results from operations and cash flows would be materially impacted.

Significant increases in commodities can negatively impact operating results with respect to ATK's firm fixed-price contract to supply the DoD's small-caliber ammunition needs, Depending on market conditions, ATK has occasionally entered into futures contracts in order to reduce the impact of metal price fluctuations. The majority of the impact has been mitigated on the new four-year contract by the terms within that contract, which is expected to continue into 2014; however, if metal prices exceed pre-determined levels, Armament Systems' operating results could be adversely impacted.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholders of Alliant Techsystems Inc.:**

We have audited the accompanying consolidated balance sheets of Alliant Techsystems Inc. and subsidiaries (the "Company") as of March 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliant Techsystems Inc. and subsidiaries at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1, 9, 10, and 11 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests for all periods presented, convertible debt instruments that may be settled in cash upon conversion for all periods presented, uncertain tax benefits in the year ended March 31, 2008, and for defined benefit pension and postretirement benefit plans in the year ended March 31, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 18, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
May 18, 2010

## CONSOLIDATED INCOME STATEMENTS

| (Amounts in thousands except per share data) | Years Ended March 31 2010 | 2009(1) | 2008(1) |
|---|---|---|---|
| Sales | $4,807,666 | $4,583,224 | $4,171,725 |
| Cost of sales | 3,776,355 | 3,607,312 | 3,325,410 |
| Gross profit | 1,031,311 | 975,912 | 846,315 |
| Operating expenses: | | | |
| Research and development | 75,896 | 81,529 | 68,333 |
| Selling | 168,986 | 161,805 | 131,068 |
| General and administrative | 236,084 | 239,621 | 216,386 |
| Trade name and goodwill impairments | 38,008 | 108,500 | — |
| Income before interest, income taxes, and noncontrolling interest | 512,337 | 384,457 | 430,528 |
| Interest expense | (77,494) | (87,313) | (103,904) |
| Interest income | 574 | 905 | 1,431 |
| Income before income taxes and noncontrolling interest | 435,417 | 298,049 | 328,055 |
| Income tax provision | 156,473 | 157,096 | 118,678 |
| Net income | 278,944 | 140,953 | 209,377 |
| Less net income attributable to noncontrolling interest | 230 | 187 | 376 |
| Net income attributable to Alliant Techsystems Inc. | $ 278,714 | $ 140,766 | $ 209,001 |
| Alliant Techsystems Inc. earnings per common share: | | | |
| Basic | $ 8.48 | $ 4.30 | $ 6.35 |
| Diluted | $ 8.33 | $ 4.14 | $ 5.94 |
| Alliant Techsystems Inc. weighted-average number of common shares outstanding: | | | |
| Basic | 32,851 | 32,730 | 32,924 |
| Diluted | 33,462 | 34,013 | 35,208 |

(1) Restated due to the adoption of new accounting standards as discussed in Note 1.

See Notes to the Consolidated Financial Statements.

## CONSOLIDATED BALANCE SHEETS

| (Amounts in thousands except share data) | March 31 2010 | March 31 2009(1) |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 393,893 | $ 336,700 |
| Net receivables | 902,750 | 899,543 |
| Net inventories | 236,074 | 238,600 |
| Income tax receivable | — | 34,835 |
| Deferred income tax assets | 67,813 | 29,223 |
| Other current assets | 118,448 | 39,843 |
| Total current assets | 1,718,978 | 1,578,744 |
| Net property, plant, and equipment | 561,931 | 540,041 |
| Goodwill | 1,183,910 | 1,195,986 |
| Deferred income tax assets | 140,439 | 69,582 |
| Deferred charges and other non-current assets | 264,366 | 192,992 |
| Total assets | $3,869,624 | $3,577,345 |
| **LIABILITIES AND EQUITY** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 13,750 | $ 289,859 |
| Accounts payable | 273,718 | 294,971 |
| Contract advances and allowances | 106,819 | 86,080 |
| Accrued compensation | 172,630 | 168,059 |
| Accrued income taxes | 14,609 | — |
| Other accrued liabilities | 206,289 | 166,341 |
| Total current liabilities | 787,815 | 1,005,310 |
| Long-term debt | 1,379,804 | 1,097,744 |
| Postretirement and postemployment benefits liabilities | 142,541 | 121,689 |
| Accrued pension liability | 622,576 | 552,671 |
| Other long-term liabilities | 129,466 | 125,362 |
| Total liabilities | 3,062,202 | 2,902,776 |
| Commitments and contingencies (Notes 10, 12 and 13) | | |
| Common stock—$.01 par value: | | |
| Authorized—180,000,000 shares | | |
| Issued and outstanding—33,047,018 shares at March 31, 2010 and 32,783,496 shares at March 31, 2009 | 330 | 328 |
| Additional paid-in-capital | 578,046 | 574,675 |
| Retained earnings | 1,699,176 | 1,420,462 |
| Accumulated other comprehensive loss | (821,086) | (651,652) |
| Common stock in treasury, at cost—8,508,431 shares held at March 31, 2010 and 8,771,565 shares held at March 31, 2009 | (657,872) | (677,842) |
| Total Alliant Techsystems Inc. stockholders' equity | 798,594 | 665,971 |
| Noncontrolling interest | 8,828 | 8,598 |
| Total stockholders' equity | 807,422 | 674,569 |
| Total liabilities and stockholders' equity | $3,869,624 | $3,577,345 |

(1) Restated due to the adoption of new accounting standards as discussed in Note 1.

See Notes to the Consolidated Financial Statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (Amounts in thousands) | Years Ended March 31 2010 | 2009(1) | 2008(1) |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 278,944 | $ 140,953 | $ 209,377 |
| Adjustments to net income to arrive at cash provided by operating activities: | | | |
| Depreciation | 93,739 | 80,137 | 71,511 |
| Amortization of intangible assets | 6,091 | 5,616 | 5,975 |
| Amortization of debt discount | 19,867 | 23,921 | 22,326 |
| Amortization of deferred financing costs | 2,839 | 2,857 | 3,851 |
| Trade name and goodwill impairments | 38,008 | 108,500 | — |
| Other asset impairment | 11,405 | 7,920 | — |
| Write-off of debt issuance costs associated with convertible notes | — | — | 5,600 |
| Write-off of acquisition related costs | — | — | 6,567 |
| Deferred income taxes | (3,338) | 108,353 | (21,054) |
| Loss on disposal of property | 5,756 | 1,110 | 2,505 |
| Share-based plans expense | 16,664 | 18,952 | 23,415 |
| Excess tax benefits from share-based plans | (1,691) | (3,287) | (9,459) |
| Changes in assets and liabilities: | | | |
| Net receivables | (81,279) | (94,239) | (27,508) |
| Net inventories | 57 | (15,610) | (33,608) |
| Accounts payable | (16,221) | 64,345 | 49,066 |
| Contract advances and allowances | 20,739 | 4,456 | 720 |
| Accrued compensation | 800 | 15,312 | (1,143) |
| Accrued income taxes | 59,154 | (70,019) | 48,469 |
| Pension and other postretirement benefits | (241,560) | 23,306 | 33,865 |
| Other assets and liabilities | (16,312) | 2,404 | (7,724) |
| Cash provided by operating activities | 193,662 | 424,987 | 382,751 |
| **Investing Activities** | | | |
| Capital expenditures | (143,472) | (111,481) | (100,709) |
| Acquisition of business, net of cash acquired | 5,002 | (75,615) | (103,685) |
| Proceeds from the disposition of property, plant, and equipment | 5,845 | 569 | 362 |
| **Cash used for investing activities** | (132,625) | (186,527) | (204,032) |
| **Financing Activities** | | | |
| Payments made on bank debt | (13,916) | — | — |
| Payments made to extinguish debt | — | (618) | — |
| Payments made for debt issue costs | — | (5) | (740) |
| Purchase of treasury shares | — | (31,609) | (100,068) |
| Proceeds from employee stock compensation plans | 8,381 | 7,412 | 16,310 |
| Excess tax benefits from share-based plans | 1,691 | 3,287 | 9,459 |
| **Cash used for financing activities** | (3,844) | (21,533) | (75,039) |
| Increase in cash and cash equivalents | 57,193 | 216,927 | 103,680 |
| Cash and cash equivalents at beginning of year | 336,700 | 119,773 | 16,093 |
| Cash and cash equivalents at end of year | $ 393,893 | $ 336,700 | $ 119,773 |
| Supplemental Cash Flow Disclosures: | | | |
| Noncash investing activity: | | | |
| Capital expenditures included in accounts payable | $ 4,917 | $ 7,510 | $ 13,005 |
| Capital expenditures financed through operating leases | $ — | $ 9,722 | — |

(1) Restated due to the adoption of new accounting standards as discussed in Note 1.

See Notes to the Consolidated Financial Statements.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| (Amounts in thousands except share data) | Common Stock $.01 Par Value Shares | Common Stock $.01 Par Value Amount | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | Noncontrolling Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| **Balance, April 1, 2007(1)** | **33,075,268** | **$331** | **$586,687** | **$1,089,767** | **$(424,075)** | **$(608,578)** | **$8,035** | **$ 652,167** |
| Comprehensive income: | | | | | | | | |
| Net income | | — | — | 209,001 | — | — | 376 | 209,377 |
| Other comprehensive income (see Note 1): | | | | | | | | |
| Adjustments, net | | — | — | — | (137) | — | — | (137) |
| Comprehensive income | | | | | | | | 209,240 |
| Cumulative effect of adoption of new accounting pronouncements (see Notes 1, 10, & 11) | — | — | — | (19,072) | 47,576 | — | — | 28,504 |
| Exercise of stock options | 319,630 | 3 | (6,853) | — | — | 23,160 | — | 16,310 |
| Restricted stock grants | 37,713 | — | (2,647) | — | — | 2,647 | — | — |
| Share-based compensation | — | — | 23,415 | — | — | — | — | 23,415 |
| Treasury stock purchased | (942,200) | (9) | 9 | — | — | (100,068) | — | (100,068) |
| Performance shares issued net of treasury stock withheld | 310,365 | 3 | (36,575) | — | — | 16,902 | — | (19,670) |
| Tax benefit related to share based plans and other | — | — | 9,228 | — | — | — | — | 9,228 |
| Employee benefit plans and other | 4,976 | — | 57 | — | — | (428) | — | (371) |
| **Balance, March 31, 2008(1)** | **32,795,800** | **328** | **573,321** | **1,279,696** | **(376,636)** | **(666,365)** | **8,411** | **818,755** |
| Comprehensive loss: | | | | | | | | |
| Net income | | — | — | 140,766 | — | — | 187 | 140,953 |
| Other comprehensive income (see Note 1): | | | | | | | | |
| Adjustments, net | | — | — | — | (275,016) | — | — | (275,016) |
| Comprehensive loss | | | | | | | | (134,063) |
| Exercise of stock options | 133,262 | 1 | (2,767) | — | — | 10,179 | — | 7,413 |
| Restricted stock grants | 67,526 | 1 | (5,205) | — | — | 5,204 | — | — |
| Share-based compensation | — | — | 18,952 | — | — | — | — | 18,952 |
| Treasury stock purchased | (299,956) | (3) | 3 | — | — | (31,609) | — | (31,609) |
| Performance shares issued net of treasury stock withheld | 82,674 | 1 | (13,175) | — | — | 6,656 | — | (6,518) |
| Tax benefit related to share based plans and other | — | — | 3,192 | — | — | — | — | 3,192 |
| Employee benefit plans and other | 4,190 | — | 353 | — | — | (1,906) | — | (1,553) |
| **Balance, March 31, 2009(1)** | **32,783,496** | **328** | **574,675** | **1,420,462** | **(651,652)** | **(677,842)** | **8,598** | **674,569** |
| Comprehensive loss: | | | | | | | | |
| Net income | | — | — | 278,714 | — | — | 230 | 278,944 |
| Other comprehensive income (see Note 1): | | | | | | | | |
| Adjustments, net | | — | — | — | (169,434) | — | — | (169,434) |
| Comprehensive income | | | | | | | | 109,510 |
| Exercise of stock options | 170,380 | — | (4,791) | — | — | 13,172 | — | 8,381 |
| Restricted stock grants | 24,743 | — | (2,437) | — | — | 2,437 | — | — |
| Share-based compensation | — | — | 16,664 | — | — | — | — | 16,664 |
| Performance shares issued net of treasury stock withheld | 75,100 | — | (8,759) | — | — | 5,422 | — | (3,337) |
| Tax benefit related to share based plans and other | — | — | 2,346 | — | — | — | — | 2,346 |
| Employee benefit plans and other | (6,701) | 2 | 348 | — | — | (1,061) | — | (711) |
| **Balance, March 31, 2010** | **33,047,018** | **$330** | **$578,046** | **$1,699,176** | **$(821,086)** | **$(657,872)** | **$8,828** | **$ 807,422** |

(1) Restated due to the adoption of new accounting standards as discussed in Note 1.

See Notes to the Consolidated Financial Statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**(Amounts in thousands except share and per share data and unless otherwise indicated)**

### 1. Summary of Significant Accounting Policies

***Nature of Operations.*** Alliant Techsystems Inc. (ATK) is a premier aerospace and defense company and leading supplier of products to the U.S. Government, allied nations, and prime contractors. ATK is also a major supplier of ammunition and related accessories to law enforcement agencies and commercial customers. ATK is headquartered in Minneapolis, Minnesota and has operating locations throughout the United States, Puerto Rico, and internationally.

***Basis of Presentation.*** The consolidated financial statements of ATK include all majority-owned affiliates. All significant intercompany transactions and accounts have been eliminated.

Certain amounts presented for prior periods have been restated to conform to the current year presentation. As discussed further below, effective April 1, 2009, ATK adopted new accounting pronouncements as required. The accounting pronouncements adopted related to convertible debt instruments and noncontrolling interests in subsidiaries required retrospective application. See *New Accounting Pronouncements* below for the impact to the Company's financial position and results of operations.

***Fiscal Year.*** References in this report to a particular fiscal year refer to the year ended March 31 of that calendar year. ATK's interim quarterly periods are based on 13-week periods and end on Sundays.

***Use of Estimates.*** The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

***Revenue Recognition.***

Our sales come primarily from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. As the various U.S. Government customers, including the U.S. Army, NASA, the U.S. Air Force, and the U.S. Navy, make independent purchasing decisions, we do not generally regard the U.S. Government as one customer. Instead, we view each agency as a separate customer.

Fiscal 2010 sales by customer were as follows:

| | Percent of Sales |
|---|---|
| *Sales to:* | |
| U.S. Army | 28% |
| NASA | 18% |
| U.S. Navy | 11% |
| U.S. Air Force | 7% |
| Other U.S. Government customers | 5% |
| Total U.S. Government customers | 69% |
| Commercial and foreign customers | 31% |
| Total | 100% |

**1. Summary of Significant Accounting Policies (Continued)**

*Long-Term Contracts*—Sales under long-term contracts are accounted for under the percentage-of-completion method and include cost-plus and fixed-price contracts. Sales under cost-plus contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion ("cost-to-cost") or based on results achieved, which usually coincides with customer acceptance (units-of-delivery). The majority of ATK's total revenue is accounted for using the cost-to-cost method of accounting.

Profits expected to be realized on contracts are based on management's estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated gross margin loss is charged to cost of sales.

Contracts may contain provisions to earn incentive and award fees if specified targets are achieved as well as penalty provisions related to performance. Incentive and award fees and penalties that can be reasonably estimated and are probable are recorded over the performance period of the contract. Incentive and award fees that cannot be reasonably estimated are recorded when awarded.

The complexity of the estimation process and all issues related to assumptions, risks, and uncertainties inherent with the application of the cost-to-cost method of accounting affect the amounts reported in ATK's financial statements. A number of internal and external factors affect the cost of sales estimates, including labor rate and efficiency variances, overhead rate estimates, revised estimates of warranty costs, estimated future material prices, and customer specification and testing requirement changes. If business conditions were different, or if ATK had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in ATK's financial statements. In the past, ATK's estimates and assumptions have been materially accurate.

*Commercial Products*—Sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured. Sales are reduced for allowances and price discounts.

***Operating Expenses.*** Selling and general and administrative costs are expensed in the year incurred. Research and development costs include costs incurred for experimentation, design testing, and bid and proposal efforts related to products and services and are expensed as incurred unless the costs are related to certain contractual arrangements. Costs that are incurred pursuant to such contractual arrangements are recorded over the period that revenue is recognized, consistent with ATK's contract accounting policy.

***Environmental Remediation and Compliance.*** Costs associated with environmental compliance, restoration, and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation, restoration, and monitoring costs relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial and resource restoration activities when they are probable and the cost can be reasonably estimated.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**1. Summary of Significant Accounting Policies (Continued)**

ATK's engineering, financial, and legal specialists estimate, based on current law and existing technologies, the cost of each environmental liability. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties (PRPs) will be able to fulfill their commitments at the sites where ATK may be jointly and severally liable. ATK's estimates for environmental obligations are dependent on, and affected by, the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, methods of remediation available, the technology that will be required, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites, the number and financial viability of other PRPs, changes in environmental laws and regulations, future technological developments, and the timing of expenditures; accordingly, such estimates could change materially as ATK periodically evaluates and revises such estimates based on expenditures against established reserves and the availability of additional information.

***Cash Equivalents.*** Cash equivalents are all highly liquid cash investments purchased with original maturities of three months or less.

***Marketable Securities.*** Investments in a common collective trust that primarily invests in fixed income securities are classified as available-for-sale securities and are recorded at fair value within deferred charges and other non-current assets. Unrealized gains and losses are recorded in other comprehensive (loss) income (OCI). When such investments are sold, the unrealized gains or losses are reversed from OCI and recognized in the consolidated income statement.

***Inventories.*** Inventories are stated at the lower of cost or market. Inventoried costs relating to contracts in progress are stated at actual production costs, including factory overhead, initial tooling, and other related costs incurred to date, reduced by amounts associated with recognized sales. Raw materials, work in process, and finished goods are generally determined using the standard costing method.

Inventories consist of the following:

| | March 31 | |
|---|---|---|
| | **2010** | **2009** |
| Raw materials | $ 69,002 | $ 60,545 |
| Work in process | 91,338 | 85,005 |
| Finished goods | 75,734 | 93,050 |
| Net inventories | $236,074 | $238,600 |

Progress payments received from customers relating to the uncompleted portions of contracts are offset against unbilled receivable balances or applicable inventories. Any remaining progress payment balances are classified as contract advances.

***Accounting for Goodwill and Identifiable Intangible Assets***

*Goodwill*—ATK tests goodwill for impairment on the first day of its fourth fiscal quarter, which was January 4, 2010 for our fiscal 2010 analysis, or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. The Company determined that the reporting units for its goodwill impairment review are its operating segments, or components of an

**1. Summary of Significant Accounting Policies (Continued)**

operating segment, that constitute a business for which discrete financial information is available, and for which segment management regularly reviews the operating results. Based on this analysis, the Company has identified 11 reporting units within its reportable segments as of January 4, 2010.

The impairment test is performed using a two-step process. In the first step, ATK determines the estimated fair value of each reporting unit and compares it to the carrying value of the reporting unit, including goodwill. If the carrying amount of a reporting unit is higher than its fair value, an indication of goodwill impairment exists and the second step must be performed in order to determine the amount of the goodwill impairment. In the second step, ATK must determine the implied fair value of the reporting unit's goodwill which is determined by allocating the estimated fair value of the reporting unit in a manner similar to a purchase price allocation. The implied fair value is compared to the carrying amount and if the carrying amount of the reporting unit's goodwill exceeds the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

The estimated fair value of each reporting unit is determined using a discounted cash flow approach. Projecting discounted future cash flows requires ATK to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital, and the appropriate discount rate. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials, consideration of its market capitalization in comparison to the estimated fair values of its reporting units, and other factors which are beyond ATK's control.

In developing its discounted cash flow analysis, ATK's assumptions about future revenues and expenses, capital expenditures, and changes in working capital are based on its three-year plan, as approved by the Board of Directors, and assumes a terminal growth rate thereafter. These cash flows are then discounted using ATK's composite discount rate. ATK ensures that the consolidated cash flows reconcile to the market capitalization at the test date using an assumed control premium. ATK then computes the break-even discount rate for each reporting unit and compares that to ATK's composite rate to determine if further analysis is needed for a particular reporting unit.

ATK completed step one of its annual goodwill impairment evaluation during the fourth quarter of fiscal 2010. The results showed each reporting unit's fair value exceeded its carrying value and, accordingly, step two of the impairment analysis was not required. In the fourth quarter of fiscal 2009, ATK performed step one and was required to perform step two for its Spacecraft Systems reporting unit and recorded a non-cash goodwill impairment charge of $108,500. See Note 7 for further details.

*Identifiable Intangible Assets*—ATK's primary identifiable intangible assets include trademarks and trade names, non-compete agreements, patented technology, and customer relationships. Identifiable intangible assets with finite lives are amortized and evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Identifiable intangibles with indefinite lives are not amortized and are tested for impairment annually on the first day of ATK's fourth fiscal quarter which was January 4, 2010 for our fiscal 2010 analysis, or more frequently if events warrant.

ATK's identifiable intangibles with indefinite lives consist of trademarks and trade names. The impairment test consists of a comparison of the fair value of the specific intangible asset with its carrying value. The fair value of these assets is measured using the relief-from-royalty method which assumes that the asset has value to the extent that the owner is relieved of the obligation to pay

**1. Summary of Significant Accounting Policies (Continued)**

royalties for the benefits received from them. This method requires ATK to estimate the future revenue for the related brands and technology, the appropriate royalty rate, and the weighted average cost of capital. ATK bases its fair values and estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

During the fourth quarter of 2010, ATK made a strategic decision to discontinue the use of the Thiokol and MRC trade names which were recorded as part of business acquisitions in April 2001 and March 2004, respectively. This decision represented a change in circumstance that would indicate that the assets' carrying values may not be recoverable and, as a result, ATK evaluated the assets for impairment. Based on this assessment, ATK recorded impairment charges of $24,586 and $13,422, within Space Systems and Mission Systems, respectively. See Note 7 for further details.

***Stock-Based Compensation.*** ATK's stock-based employee compensation plans, which are described more fully in Note 14, provide for the grant of various types of stock-based incentive awards, including performance awards, total stockholder return performance awards (TSR awards), restricted stock, and options to purchase common stock. The types and mix of stock-based incentive awards are evaluated on an ongoing basis and may vary based on ATK's overall strategy regarding compensation, including consideration of the impact of expensing stock awards on ATK's results of operations.

Performance awards are valued at the fair value of ATK stock as of the grant date and expense is recognized based on the number of shares expected to vest under the terms of the award under which they are granted. ATK uses an integrated Monte Carlo simulation model to determine the fair value of the TSR awards and the calculated fair value is recognized into income over the vesting period. Restricted stock issued vests over periods ranging from one to five years and is valued based on the market value of ATK stock on the grant date. The estimated grant date fair value of stock options is recognized into income on a straight-line basis over the requisite service period, generally one to three years. The estimated fair value of each option is calculated using the Black-Scholes option-pricing model. See Note 14 for further details.

***Income Taxes.*** Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. ATK periodically assesses its liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that ATK's tax position will be sustained, the Company records the entire resulting tax liability and when it is more likely than not of being sustained, the Company records its best estimate of the resulting tax liability. Any applicable interest and penalties related to those positions are also recorded in the consolidated financial statements. To the extent ATK's assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change. It is ATK's policy to record any interest and penalties related to income taxes as part of the income tax expense for financial reporting purposes. Deferred tax assets related to carryforwards are reduced by a valuation allowance when it is not more likely than not that the amount will be realized before expiration of the carryforward period. As part of this analysis ATK takes into the account the amount and character of the income to determine if the carryforwards will be realized. Significant

(Amounts in thousands except share and per share data and unless otherwise indicated)

**1. Summary of Significant Accounting Policies (Continued)**

estimates are required for this analysis. Changes in the amounts of valuation allowance are recorded in the tax provision in the period when the change occurs.

***Derivative Instruments and Hedging Activities.*** From time to time, ATK uses derivatives, consisting mainly of commodity forward contracts to hedge forecasted purchases of certain commodities, interest rate swaps to hedge forecasted interest payments and the risk associated with changing interest rates of long-term debt, and foreign currency exchange contracts to hedge forecasted transactions denominated in a foreign currency. ATK does not hold or issue derivatives for trading purposes. At the inception of each derivative instrument, ATK documents the relationship between the hedging instrument and the hedged item, as well as its risk-management objectives and strategy for undertaking the hedge transaction. ATK assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instrument is highly effective in offsetting changes in the hedged item. Derivatives are recognized on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded to accumulated OCI, and recognized in earnings when the hedged item affects earnings.

***Commodity and Foreign Currency Forward Contracts.*** ATK entered into forward contracts for copper and zinc during fiscal 2010 and for lead during fiscal 2009. The contracts essentially establish a fixed price for the underlying commodity and are designated and qualify as effective cash flow hedges of purchases of the commodity. Ineffectiveness is calculated as the amount by which the change in the fair value of the derivatives exceeds the change in the fair value of the anticipated commodity purchases. The fair value of these contracts is recorded within other assets or liabilities, as appropriate, and the effective portion is reflected in accumulated OCI in the financial statements. The gains or losses on these contracts are recorded in inventory as the commodities are purchased.

ATK entered into foreign currency forward contracts during fiscal 2010. These contracts are used to hedge forecasted inventory purchases and subsequent payments denominated in Euros and are designated and qualify as effective cash flow hedges. Ineffectiveness with respect to forecasted inventory purchases is calculated based on changes in the forward rate until the anticipated purchase occurs; ineffectiveness of the hedge of the accounts payable is evaluated based on the change in fair value of its anticipated settlement. The fair value of these contracts is recorded within other accrued liabilities and the effective portion is reflected in accumulated OCI in the financial statements. The gains or losses on these contracts are recorded in earnings when the related inventory is sold.

The following table summarizes the pre-tax activity in OCI related to these forward contracts:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Beginning of period unrealized gain in accumulated OCI | $ — | $ — | $— |
| Increase (decrease) in fair value of derivatives | 79,431 | (1,837) | — |
| (Gains) losses reclassified from OCI, (offsetting) increasing the price paid to suppliers | (13,849) | 1,837 | — |
| End of period unrealized gain in accumulated OCI | $ 65,582 | $ — | $— |

There was no ineffectiveness recognized in earnings for these contracts during fiscal 2010, 2009, or 2008. ATK expects that any unrealized losses will be realized and reported in cost of sales as the cost

**1. Summary of Significant Accounting Policies (Continued)**

of the commodities is included in cost of sales. Estimated and actual gains or losses will change as market prices change.

***Earnings Per Share Data.*** Basic earnings per share (EPS) is computed based upon the weighted-average number of common shares outstanding for each period. Diluted EPS is computed based on the weighted average number of common shares and common equivalent shares. Common equivalent shares represent the effect of stock-based awards (see Note 14) and contingently issuable shares related to ATK's Convertible Senior Subordinated Notes (see Note 9) during each period presented, which, if exercised, earned, or converted, would have a dilutive effect on earnings per share. In computing EPS for fiscal 2010, 2009, and 2008, earnings, as reported for each respective period, is divided by (in thousands):

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Basic EPS shares outstanding | 32,851 | 32,730 | 32,924 |
| Dilutive effect of stock-based awards | 477 | 486 | 552 |
| Dilutive effect of contingently issuable shares | 134 | 797 | 1,732 |
| Diluted EPS shares outstanding | 33,462 | 34,013 | 35,208 |
| Shares excluded from the calculation of diluted EPS because the option exercise/threshold price was greater than the average market price of the common shares | 5 | — | 34 |

Contingently issuable shares related to ATK's $200,000 aggregate principal amount of 3.00% Convertible Notes due 2024 (the 3.00% Convertible Notes due 2024) and the $280,000 aggregate principal amount of 2.75% Convertible Notes due 2024 (the 2.75% Convertible Notes due 2024), as discussed in Note 9, are included in diluted EPS in fiscal 2010, 2009, and 2008.

Contingently issuable shares related to ATK's $300,000 aggregate principal amount of 2.75% Convertible Notes due 2011 (the 2.75% Convertible Notes due 2011), as discussed in Note 9, are included in diluted EPS in fiscal 2008 but are not included in diluted EPS in fiscal 2010 or 2009 because ATK's average stock price was below the conversion price of $96.51during those years.

The Warrants, as discussed in Note 9, are not included in diluted EPS as ATK's average stock price during fiscal 2010, 2009, and 2008 did not exceed $116.75. The Call Options, also discussed in Note 9, are anti-dilutive and are therefore excluded from the calculation of diluted shares outstanding.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**1. Summary of Significant Accounting Policies (Continued)**

***Comprehensive Income.*** The components of comprehensive income for fiscal 2010, 2009, and 2008 are as follows:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Income before noncontrolling interest | $ 278,944 | $ 140,953 | $209,377 |
| Other comprehensive (loss) income (OCI): | | | |
| Change in fair value of derivatives, net of income taxes of $(25,386), (365), and $(336), respectively | 39,706 | 550 | 600 |
| Pension and other postretirement benefit liabilities, net of income taxes of $131,654, $177,118, and $641, respectively | (211,513) | (274,601) | (508) |
| Change in fair value of available-for-sale securities, net of income taxes of $(1,517), $643, and $183, respectively | 2,373 | (965) | (229) |
| Total OCI | (169,434) | (275,016) | (137) |
| Comprehensive income (loss) | 109,510 | (134,063) | 209,240 |
| Comprehensive income attributable to noncontrolling interest | 230 | 187 | 376 |
| Comprehensive income (loss) attributable to Alliant Techsystems Inc. | $ 109,280 | $(134,250) | $208,864 |

The components of accumulated OCI, net of income taxes, are as follows:

| | March 31 | |
|---|---|---|
| | 2010 | 2009 |
| Derivatives | $ 39,706 | $ — |
| Pension and other postretirement benefit liabilities | (862,356) | (650,843) |
| Available-for-sale securities | 1,564 | (809) |
| Total accumulated other comprehensive loss | $(821,086) | $(651,652) |

***Fair Value of Nonfinancial Instruments.*** The carrying amount of receivables, inventory, accounts payable and accrued liabilities approximates fair value because of the short maturity of these instruments. See Note 2 for additional disclosure regarding fair value of financial instruments.

***New Accounting Pronouncements.*** In May 2008, the Financial Accounting Standards Board (FASB) issued a new accounting standard which specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The provisions of this new standard apply to ATK's 3.00% Convertible Notes due 2024, the 2.75% Convertible Notes due 2024, and the 2.75% Convertible Notes due 2011, discussed in Note 9. ATK retrospectively adopted the standard on April 1, 2009, as required. Therefore, previously reported balances (prior to April 1, 2009), have been restated to effectively record a debt discount equal to the fair value of the equity component, a deferred tax liability for the tax effect of the recorded debt discount, and an increase to additional paid-in capital for the after-tax fair value of the equity component as of the date of issuance of the underlying notes. Previously reported balances have also been adjusted to provide for the amortization of the debt discount through

(Amounts in thousands except share and per share data and unless otherwise indicated)

**1. Summary of Significant Accounting Policies (Continued)**

interest expense and the associated decrease in the deferred tax liability recorded through income tax expense.

The unamortized discount will be amortized through interest expense into earnings over the remaining expected term of the convertible notes. For further discussion of the unamortized discount associated with the convertible notes, see Note 9. The following table is a summary of the effect of applying these provisions in ATK's prior and current period consolidated statements of income:

| | Fiscal year ended March 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Increase in interest expense | $(19,867) | $(23,921) | $(22,326) |
| Tax benefit | 7,748 | 9,568 | 8,980 |
| Decrease in net income | (12,119) | (14,353) | (13,346) |
| Decrease in diluted earnings per share | $ (0.36) | $ (0.42) | $ (0.38) |

The adoption of the new standard had the following effect on ATK's consolidated balance sheet as of the historical periods presented:

| | March 31, 2009 | March 31, 2008 |
|---|---|---|
| Increase (Decrease) in: | | |
| Current deferred income tax assets | $ (1,528) | $ — |
| Long-term deferred income tax assets | (14,290) | — |
| Current portion of long-term debt | (3,820) | — |
| Long-term debt | (62,959) | (90,699) |
| Deferred income tax liabilities | — | 21,464 |
| Additional paid-in-capital | 101,541 | 105,464 |
| Retained earnings | (50,581) | (36,228) |

As of April 1, 2008, the cumulative effect of the change in accounting principle on retained earnings and additional paid-in-capital was approximately $(36,000) and $105,000, respectively. The adoption had no impact on ATK's cash provided by (used for) operating, investing, or financing activities on the condensed consolidated statements of cash flows for the periods presented.

In December 2007, the FASB issued a new standard which amends previous existing guidance to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ATK adopted the new standard on April 1, 2009 and retrospectively reclassified the "Minority interest in joint venture" balance previously included in the "Other long-term liabilities" line of the consolidated balance sheet to a new component of equity with respect to ATK's noncontrolling interest in a joint venture for all periods presented. The adoption also impacted certain captions previously used on the consolidated income statement. The adoption did not have a material impact on ATK's consolidated financial position or results of operations.

In September 2006, the FASB issued a new standard which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In January

(Amounts in thousands except share and per share data and unless otherwise indicated)

**1. Summary of Significant Accounting Policies (Continued)**

2008, the FASB deferred the effective date of the standard for certain nonfinancial assets and liabilities to the fiscal year beginning after November 15, 2008 (ATK's fiscal 2010). On April 1, 2009 ATK adopted the previously deferred provisions relating to nonfinancial assets and liabilities recorded at fair value, as required. The adoption did not have a material impact on its financial statements. See Note 2 for additional disclosures.

In December 2007, the FASB issued a new standard relating to business combinations. The statement retains the fundamental requirements in the previous guidance that the acquisition method of accounting (also referred to as the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. This statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The prospective adoption of the new guidance on April 1, 2009 did not have an impact on ATK's consolidated financial statements as there were no acquisitions during fiscal 2010. The adoption is, however, expected to have a significant effect on how future acquisition transactions are reflected in the financial statements. The acquisition of Eagle Industries on March 31, 2009, as discussed further in Note 4, was accounted for under the old methodology, as it was acquired prior to the adoption of the new standard on April 1, 2009.

In June 2008, the FASB ratified the consensus reached on its guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. The adoption of the new guidance on April 1, 2009 did not change the conclusion that the net cost of ATK's warrants and options are classified within equity (as discussed in Note 9) in accordance with existing guidance, therefore, the adoption did not have a material impact on the financial statements.

In December 2008, the FASB issued a standard which amends the plan asset disclosures required under historical guidance to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. Guidance provided by this FSP relates to disclosures about investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. ATK's adoption of the new standard in fiscal 2010 required additional disclosure regarding plan assets of ATK's defined benefit pension and other postretirement plans in ATK's Form 10-K filed for the year ending March 31, 2010. See Note 10 for additional disclosures.

In June 2009, the FASB issued a new standard that establishes only two levels of U.S. generally accepted accounting principles ("GAAP"), authoritative and nonauthoritative. The FASB Accounting Standards Codification (the "Codification") has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. ATK began to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the second quarter of fiscal 2010. As the Codification was not intended to change or alter existing GAAP, there was no material impact on ATK's consolidated financial statements.

**2. Fair Value of Financial Instruments**

As discussed in Note 1, ATK adopted all provisions of the new standard on fair value. The standard clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The valuation techniques required by the standard are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies used by ATK to measure its financial instruments at fair value.

Investments in marketable securities—ATK's investments in marketable securities represent investments held in a common collective trust ("CCT") that primarily invests in fixed income securities which are used to pay benefits under a nonqualified supplemental executive retirement plan for certain executives and highly compensated employees. Investments in a collective investment vehicle are valued by multiplying the investee company's net asset value per share with the number of units or shares owned at the valuation date as determined by the investee company. Net asset value per share is determined by the investee company's custodian or fund administrator by deducting from the value of the assets of the investee company all its liabilities and the resulting number is divided by the outstanding number of shares or units. Investments held by the CCT, including collateral invested for securities on loan, are valued on the basis of valuations furnished by a pricing service approved by the CCT's investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the CCT's investment manager.

Derivative financial instruments and hedging activities—In order to manage its exposure to commodity pricing and foreign currency risk, ATK periodically utilizes commodity and foreign currency derivatives, which are considered Level 2 instruments. Commodity derivatives are valued based on prices of futures exchanges and recently reported transactions in the marketplace. Foreign currency derivatives are valued based on observable market transactions of spot currency rates and forward currency prices.

Long-Term Debt—The fair value of the variable-rate long-term debt is calculated based on current market rates for debt of the same risk and maturities. The fair value of the fixed-rate debt is based on market quotes for each issuance.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**2. Fair Value of Financial Instruments (Continued)**

The following table sets forth by level within the fair value hierarchy ATK's financial assets and liabilities that are measured at fair value on a recurring basis:

| | As of March 31, 2010 | | |
|---|---|---|---|
| | Fair Value Measurements Using Inputs Considered as | | |
| | Level 1 | Level 2 | Level 3 |
| **Assets** | | | |
| Marketable securities(1) | $— | $21,925 | $— |
| Derivatives(2) | — | 66,354 | — |
| **Liabilities** | | | |
| Derivatives(3) | $— | $ 772 | $— |

| | As of March 31, 2009 | | |
|---|---|---|---|
| | Fair Value Measurements Using Inputs Considered as | | |
| | Level 1 | Level 2 | Level 3 |
| **Assets** | | | |
| Marketable securities(1) | $— | $10,420 | $— |
| **Liabilities** | | | |
| Derivatives | $— | $ — | $— |

(1) Represents securities held in connection with a nonqualified supplemental executive retirement plan for certain executives and highly compensated employees (as discussed further in Note 10), which are included within other current assets and deferred charges and other non-current assets on the consolidated balance sheet.

(2) Balance represents the fair value of outstanding commodity forward contracts that were entered into to hedge forecasted purchases of copper and zinc.

(3) Balance represents the fair value of outstanding foreign currency forward contracts that were entered into to hedge forecasted transactions denominated in a foreign currency.

The following table presents ATK's assets and liabilities that are not measured at fair value on a recurring basis. The carrying values and estimated fair values were as follows:

| | As of March 31, 2010 | | As of March 31, 2009 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Fixed rate debt | $1,132,304 | $1,243,095 | $1,112,603 | $1,154,304 |
| Variable rate debt | 261,250 | 252,106 | 275,000 | 254,375 |

In addition to the assets and liabilities noted in the table above, ATK also had intangible and other long-lived assets that were written down to their fair value of $0, resulting in impairment charges of $38,008 and $11,405, respectively, during fiscal 2010. These are considered Level 3 assets. For further discussion see Note 7.

(Amounts in thousands except share and per share data and unless otherwise indicated)

### 3. Derivative Financial Instruments

ATK is exposed to market risks arising from adverse changes in:

- commodity prices affecting the cost of raw materials and energy,
- interest rates, and
- foreign exchange risks

In the normal course of business, these risks are managed through a variety of strategies, including the use of derivative instruments. Commodity forward contracts are periodically used to hedge forecasted purchases of certain commodities, foreign currency exchange contracts are used to hedge forecasted transactions denominated in a foreign currency, and ATK periodically uses interest rate swaps to hedge forecasted interest payments and the risk associated with variable interest rates on long-term debt.

ATK entered into forward contracts for copper and zinc during fiscal 2010 and for lead during fiscal 2009. The contracts essentially establish a fixed price for the underlying commodity and are designated and qualify as effective cash flow hedges of purchases of the commodity. Ineffectiveness is calculated as the amount by which the change in the fair value of the derivatives exceeds the change in the fair value of the anticipated commodity purchases. The fair value of these contracts is recorded within other assets or liabilities, as appropriate, and the effective portion is reflected in accumulated OCI in the financial statements. The gains or losses on these contracts are recorded in inventory as the commodities are purchased. As of March 31, 2010, ATK had the following outstanding commodity forward contracts that were entered into to hedge forecasted purchases:

| | Number of Pounds |
|---|---|
| Copper | 49,475,000 |
| Zinc | 18,820,000 |

ATK entered into foreign currency forward contracts during fiscal 2010. These contracts are used to hedge forecasted inventory purchases and subsequent payments denominated in Euros and are designated and qualify as effective cash flow hedges. Ineffectiveness with respect to forecasted inventory purchases is calculated based on changes in the forward rate until the anticipated purchase occurs; ineffectiveness of the hedge of the accounts payable is evaluated based on the change in fair value of its anticipated settlement. The fair value of these contracts is recorded within other accrued liabilities and the effective portion is reflected in accumulated OCI in the financial statements. The gains or losses on these contracts are recorded in earnings when the related inventory is sold. As of March 31, 2010, ATK had the following outstanding foreign currency forward contracts in place:

| | Number of Euros |
|---|---|
| Euros | 6,067,683 |

(Amounts in thousands except share and per share data and unless otherwise indicated)

**3. Derivative Financial Instruments (Continued)**

The table below presents the fair value and location of ATK's derivative instruments designated as hedging instruments in the condensed consolidated balance sheet as of March 31, 2010. At March 31, 2009, ATK had no outstanding contracts.

| | | Asset Derivatives Fair value as of | | Liability Derivatives Fair value as of | |
|---|---|---|---|---|---|
| | Location | March 31, 2010 | March 31, 2009 | March 31, 2010 | March 31, 2009 |
| Commodity forward contracts . . . . | Other current assets | $38,610 | $— | $ — | $— |
| Commodity forward contracts . . . . | Deferred charges and other non-current assets | 27,744 | — | — | — |
| Foreign currency forward contracts . | Other accrued liabilities | — | — | 772 | — |
| Total . . . . . . . . . . . . . . . . . . . | | $66,354 | $— | $772 | $— |

Due to the nature of ATK's business, the benefits associated with the commodity contracts may be passed on to the customer and not realized by ATK.

The derivative gains and losses in the consolidated income statements fiscal 2010 related to commodity forward contracts and foreign currency forward contracts were as follows:

| | Pretax amount of gain (loss) recognized in Other Comprehensive Income (Loss) | Pretax amount of gain (loss) reclassified from Accumulated Other Comprehensive Income (Loss) | | Gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing) | |
|---|---|---|---|---|---|
| | Amount | Location | Amount | Location | Amount |
| Commodity forward contracts . . . . . | $66,354 | Cost of Sales | $13,849 | Cost of Sales | $— |
| Foreign currency forward contract . . | (772) | Cost of Sales | — | Cost of Sales | — |

All derivatives used by ATK during fiscal 2010 and the fiscal year 2009 were designated as hedging instruments.

There was no ineffectiveness recognized in earnings for these contracts during the fiscal 2010, 2009, or 2008. ATK expects that any unrealized losses will be realized and reported in cost of sales as the cost of the commodities is included in cost of sales. Estimated and actual gains or losses will change as market prices change.

**4. Acquisitions**

The results of acquired businesses are included in ATK's consolidated financial statements from the date of acquisition. The purchase price for each acquisition is allocated to the acquired assets and liabilities based on fair value. The excess purchase price over estimated fair value of the net assets acquired is recorded as goodwill.

On March 31, 2009, ATK acquired Eagle Industries (Eagle), a leading manufacturer of high-quality, individual operational nylon gear and equipment for military, homeland security, and law enforcement agencies for $63,000 net of cash acquired, subject to purchase price contingencies. During the second quarter of fiscal 2010, ATK received a preliminary purchase price adjustment of $5,002, as determined by a working capital adjustment identified in the preliminary audited financial statements.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**4. Acquisitions (Continued)**

The company manufactures more than 5,000 products which include tactical assault vests, load-bearing equipment, weapon transporting gear, holsters, personal gear carriers, and other high quality accessories. ATK believes that the acquisition provides an opportunity to expand its position in the domestic and international tactical accessories markets serving military and law enforcement customers. Headquartered in Fenton, Missouri, Eagle employs approximately 1,280 employees and is included in Armament Systems. The purchase price allocation was completed in the fourth quarter of fiscal 2010. Most of the goodwill generated in this acquisition will be deductible for tax purposes.

ATK used the purchase method of accounting to account for this acquisition and, accordingly, the results of Eagle are included in ATK's consolidated financial statements at the date of acquisition. The purchase price for the acquisition has been allocated to the acquired assets and liabilities based on estimated fair value. Pro forma information on the results of operations for fiscal 2010, 2009 and 2008 as if the acquisition had occurred at the beginning of fiscal 2008 is not being presented because the acquisition is not material to ATK for that purpose.

On June 8, 2007, ATK acquired Swales Aerospace (Swales), a provider of satellite components and subsystems, small spacecraft and engineering services for NASA, U.S. Department of Defense and commercial satellite customers for $101,195, net of cash acquired. ATK believes that the acquisition strengthened ATK's satellite components, subsystems and small spacecraft portfolios and further increased ATK's position as a supplier to the U.S. Government and industry. ATK also believes the acquisition enhanced ATK's systems engineering as ATK pursues strategic initiatives in space exploration programs. Headquartered in Beltsville, Maryland, Swales employs approximately 625 employees and is included in Space Systems. The purchase price allocation for Swales was completed during fiscal 2008. A portion of the goodwill generated in this acquisition will be deductible for tax purposes. Pro forma information on results of operations for fiscal 2008 as if the acquisition had occurred at the beginning of fiscal 2008 are not being presented because the acquisition is not material to ATK for that purpose.

During fiscal 2003, ATK acquired the assets of Science and Applied Technology, Inc. (included in Mission Systems). The sellers of this acquired business had the ability to earn up to an additional $7,500 of cash consideration if certain pre-specified milestones were attained with respect to one of the contracts acquired. The pre-specified milestones were met in September 2008 and the additional contingent consideration earned pursuant to the purchase agreement resulted in an increase to goodwill.

ATK made no acquisitions during fiscal 2010.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**5. Receivables**

Receivables, including amounts due under long-term contracts (contract receivables), are summarized as follows:

| | March 31 | |
|---|---|---|
| | 2010 | 2009 |
| Billed receivables | | |
| U.S. Government contracts | $166,668 | $203,534 |
| Commercial and other | 164,261 | 145,905 |
| Unbilled receivables | | |
| U.S. Government contracts | 520,069 | 485,511 |
| Commercial and other | 61,600 | 76,042 |
| Less allowance for doubtful accounts | (9,848) | (11,449) |
| Net receivables | $902,750 | $899,543 |

Receivable balances are shown net of customer progress payments received of $371,718 as of March 31, 2010 and $320,826 as of March 31, 2009. At March 31, 2010 ATK also has $78,025 of long-term commercial unbilled receivables recorded in deferred charges and other non-current assets.

Unbilled receivables represent the balance of recoverable costs and accrued profit, comprised principally of revenue recognized on contracts for which billings have not been presented to the customer because the amounts were earned but not contractually billable as of the balance sheet date. These amounts include expected additional billable general overhead costs and fees on flexibly priced contracts awaiting final rate negotiations, and are expected to be billable and collectible within one year.

The following is a reconciliation of the changes in ATK's allowance for doubtful accounts during fiscal 2009 and 2010:

| | |
|---|---|
| Balance at April 1, 2008 | $ 8,609 |
| Expense | 13,347 |
| Write-offs | (10,341) |
| Reversals and other adjustments | (166) |
| Balance at March 31, 2009 | 11,449 |
| Expense | 5,573 |
| Write-offs | (853) |
| Reversals and other adjustments | (6,321) |
| Balance at March 31, 2010 | $ 9,848 |

**6. Property, Plant, and Equipment**

Property, plant, and equipment is stated at cost and depreciated over estimated useful lives. Machinery and test equipment is depreciated using the double declining balance method at most of ATK's facilities, and using the straight-line method at other ATK facilities. Other depreciable property is depreciated using the straight-line method. Machinery and equipment are depreciated over one to

(Amounts in thousands except share and per share data and unless otherwise indicated)

**6. Property, Plant, and Equipment (Continued)**

23 years and buildings and improvements are depreciated over one to 45 years. Depreciation expense was $93,739 in fiscal 2010, $80,137 in fiscal 2009, and $71,511 in fiscal 2008.

ATK reviews property, plant, and equipment for impairment when indicators of potential impairment are present. When such impairment is identified, it is recorded as a loss in that period. ATK recorded impairment charges of approximately $11,400 and $7,900 during fiscal 2010 and 2009, respectively, within Armament Systems related to the Company's TNT production facility and ATK's decision to procure all future TNT requirements from an off-shore vendor.

Maintenance and repairs are charged to expense as incurred. Major improvements that extend useful lives are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

Property, plant, and equipment consists of the following:

| | March 31 | |
|---|---|---|
| | 2010 | 2009 |
| Land | $ 32,229 | $ 33,837 |
| Buildings and improvements | 348,205 | 334,837 |
| Machinery and equipment | 867,396 | 826,640 |
| Property not yet in service | 84,915 | 48,703 |
| Gross property, plant, and equipment | 1,332,745 | 1,244,017 |
| Less accumulated depreciation | (770,814) | (703,976) |
| Net property, plant, and equipment | $ 561,931 | $ 540,041 |

**7. Goodwill and Deferred Charges and Other Non-Current Assets**

The changes in the carrying amount of goodwill by segment were as follows:

| | Armament Systems | Mission Systems | Space Systems | Total |
|---|---|---|---|---|
| Balance at April 1, 2008 | $171,337 | $354,976 | $ 709,883 | $1,236,196 |
| Goodwill Impairment | — | — | (108,500) | (108,500) |
| Acquisitions | 60,790 | — | — | 60,790 |
| Adjustment | — | 7,500 | — | 7,500 |
| Balance at March 31, 2009 | 232,127 | 362,476 | 601,383 | 1,195,986 |
| Adjustments | (12,076) | — | — | (12,076) |
| Balance at March 31, 2010 | $220,051 | $362,476 | $ 601,383 | $1,183,910 |

Beginning with the period ended March 31, 2009, the goodwill recorded within Space Systems above is presented net of $108,500 of accumulated impairment losses.

As discussed above, during the Company's fiscal 2009 annual test of goodwill impairment, ATK determined that goodwill related to Spacecraft Systems was impaired by $108,500 and the non-cash goodwill impairment charge was recognized in the fourth quarter of fiscal 2009.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**7. Goodwill and Deferred Charges and Other Non-Current Assets (Continued)**

The fiscal 2009 acquisitions in Armament Systems primarily related to Eagle, as previously discussed.

The fiscal 2009 adjustment within Mission Systems relates to the fiscal 2003 acquisition of assets of Science and Applied Technology, Inc. The sellers of this acquired business were given the ability to earn up to an additional $7,500 of cash consideration if certain pre-specified milestones were attained with respect to one of the contracts acquired. The pre-specified milestones were met in September 2008 and the additional contingent consideration earned pursuant to the purchase agreement resulted in an increase to goodwill.

The fiscal 2010 adjustment within Armament Systems was the result of a preliminary purchase price adjustment of $5,002 received in September 2009, as discussed above, which reduced the purchase price of Eagle, as well as the finalization of the fair value determination of certain assets and liabilities.

Deferred charges and other non-current assets consist of the following:

| | March 31 | |
|---|---|---|
| | 2010 | 2009 |
| Gross debt issuance costs | $ 18,060 | $ 18,060 |
| Less accumulated amortization | (10,011) | (7,172) |
| Net debt issuance costs | 8,049 | 10,888 |
| Other intangible assets | 64,779 | 106,328 |
| Long term receivables | 78,025 | — |
| Environmental remediation receivable | 26,161 | 28,544 |
| Commodity forward contracts | 27,744 | — |
| Other non-current assets | 59,608 | 47,232 |
| Total deferred charges and other non-current assets | $264,366 | $192,992 |

The long term receivables represent unbilled receivables on new long term commercial aerospace contracts that ATK does not expect to collect within the next fiscal year.

Included in deferred charges and other non-current assets as of March 31, 2010 and 2009 are other intangible assets of $38,998 and $74,504, respectively, which consist primarily of trademarks, and brand names that are not being amortized as their estimated useful lives are considered indefinite. The fiscal 2009 balance also included non-amortizing patented technology which is discussed further below.

During the fourth quarter of 2010, ATK made a strategic decision to discontinue the use of the Thiokol and MRC trade names which were recorded as part of business acquisitions in April 2001 and March 2004, respectively. The Thiokol trade name was not being amortized as its estimated useful life was considered indefinite. ATK had begun amortizing the MRC trade name during fiscal 2009 over an estimated useful life of 10 years. The decision to discontinue using these names was based on the belief that the ATK brand name better reflects the Company's overall capabilities as ATK continues to pursue business and react to changes in the markets in which these trade names have historically been used. The Company will no longer use the Thiokol or MRC trade names. This decision represented a change in circumstance that would indicate that the assets' carrying values may not be recoverable and, as a result, ATK evaluated the assets for impairment. The Company measured the fair value of the assets using reduced expected future contributions and the appropriate royalty rate. Based on this assessment,

(Amounts in thousands except share and per share data and unless otherwise indicated)

**7. Goodwill and Deferred Charges and Other Non-Current Assets (Continued)**

ATK recorded non-cash impairment charges of $24,586 and $13,422, within Space Systems and Mission Systems, respectively, related to the Thiokol and MRC trade names. These charges were included in operating expenses in the Consolidated Income Statements. There were no impairment charges taken related to identifiable intangible assets in fiscal 2009 or 2008.

On March 31, 2010, ATK determined that $10,700 of patented technology now has a finite useful life that had previously been determined to have an indefinite life. Beginning April 1, 2010, ATK will begin amortizing this asset over an estimated useful life of 10 years. Other intangible assets also include amortizing intangible assets, as follows:

| | March 31, 2010 | | | March 31, 2009 | | |
|---|---|---|---|---|---|---|
| | Gross carrying amount | Accumulated amortization | Total | Gross carrying amount | Accumulated amortization | Total |
| Contracts | $23,404 | $(23,404) | $ — | $22,644 | $(21,662) | $ 982 |
| Trade name | 860 | (123) | 737 | 16,777 | (1,678) | 15,099 |
| Patented technology | 10,700 | — | 10,700 | — | — | — |
| Customer relationships and other | 28,557 | (14,213) | 14,344 | 27,407 | (11,664) | 15,743 |
| Total | $63,521 | $(37,740) | $25,781 | $66,828 | $(35,004) | $31,824 |

These assets are being amortized using a straight-line method over a weighted average remaining period of approximately 7.6 years. Amortization expense related to these assets was $6,091 in fiscal 2010, $5,616 in fiscal 2009, and $5,975 in fiscal 2008. ATK expects amortization expense related to these assets to be as follows:

| | |
|---|---|
| Fiscal 2011 | $ 3,581 |
| Fiscal 2012 | 3,581 |
| Fiscal 2013 | 3,581 |
| Fiscal 2014 | 3,581 |
| Fiscal 2015 | 3,581 |
| Thereafter | 7,876 |
| Total | $25,781 |

(Amounts in thousands except share and per share data and unless otherwise indicated)

## 8. Other Accrued Liabilities

The major categories of other current and long-term accrued liabilities are as follows:

| | March 31 | |
|---|---|---|
| | 2010 | 2009 |
| Employee benefits and insurance, including pension and other postretirement benefits | $ 70,594 | $ 57,455 |
| Government grant | 24,768 | — |
| Warranty | 14,010 | 12,184 |
| Interest | 3,957 | 2,022 |
| Environmental remediation | 5,641 | 8,363 |
| Rebate | 5,433 | 5,344 |
| Deferred lease obligation | 17,837 | 13,150 |
| Other | 64,049 | 67,823 |
| Total other accrued liabilities—current | $206,289 | $166,341 |
| Environmental remediation | $ 46,543 | $ 47,919 |
| Management nonqualified deferred compensation plan | 19,871 | 20,362 |
| Non-current portion of accrued income tax liability | 32,380 | 25,570 |
| Deferred lease obligation | 13,754 | 11,853 |
| Other | 16,918 | 19,658 |
| Total other long-term liabilities | $129,466 | $125,362 |

The government grant represents amounts received from the government that may need to be repaid if certain investment and employment levels are not met.

ATK provides product warranties, which entail repair or replacement of non-conforming items, in conjunction with sales of certain products. Estimated costs related to warranties are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated liability for warranty coverage for products delivered based on historical information and current trends. The following is a reconciliation of the changes in ATK's product warranty liability during fiscal 2009 and 2010:

| | |
|---|---|
| Balance at April 1, 2008 | $ 9,657 |
| Payments made | (286) |
| Warranties issued | 5,049 |
| Changes related to preexisting warranties | (2,236) |
| Balance at March 31, 2009 | 12,184 |
| Payments made | (907) |
| Warranties issued | 3,245 |
| Changes related to preexisting warranties | (512) |
| Balance at March 31, 2010 | $14,010 |

(Amounts in thousands except share and per share data and unless otherwise indicated)

**9. Long-Term Debt**

Long-term debt, including the current portion, consisted of the following:

| | March 31, 2010 | March 31, 2009 |
|---|---|---|
| Senior Credit Facility dated March 29, 2007: | | |
| Term A Loan due 2012 | $ 261,250 | $ 275,000 |
| Revolving Credit Facility due 2012 | — | — |
| 2.75% Convertible Senior Subordinated Notes due 2011 | 300,000 | 300,000 |
| 6.75% Senior Subordinated Notes due 2016 | 400,000 | 400,000 |
| 2.75% Convertible Senior Subordinated Notes due 2024 | 279,763 | 279,929 |
| 3.00% Convertible Senior Subordinated Notes due 2024 | 199,453 | 199,453 |
| Principal amount of long-term debt | 1,440,466 | 1,454,382 |
| Less: Unamortized discounts | 46,912 | 66,779 |
| Carrying amount of long-term debt | 1,393,554 | 1,387,603 |
| Less: current portion | 13,750 | 289,859 |
| Carrying amount of long-term debt, excluding current portion | $1,379,804 | $1,097,744 |

*Senior Credit Facility*

In March 2007, ATK entered into an amended and restated Senior Credit Facility dated March 29, 2007 (the Senior Credit Facility), which is comprised of a Term A Loan of $275,000 and a $500,000 Revolving Credit Facility, both of which mature in 2012. The Term A Loan is subject to quarterly principal payments of $3,438 in the years ending March 31, 2010 and 2011; and $6,875 in the year ending March 31, 2012; with the remaining balance due on March 29, 2012. Substantially all domestic, tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate (currently equal to the bank's prime rate) or a Eurodollar rate plus an applicable margin, which is based on ATK's senior secured credit ratings. The weighted average interest rate for the Term A Loan was 1.18% at March 31, 2010. The annual commitment fee in effect on the unused portion of ATK's Revolving Credit Facility was 0.20% at March 31, 2010. As of March 31, 2010, ATK had no borrowings against its $500,000 revolving credit facility and had outstanding letters of credit of $176,822, which reduced amounts available on the revolving facility to $323,178. ATK had no short-term borrowings during fiscal 2010. ATK's weighted average interest rate on short-term borrowings was 4.98% during fiscal 2009.

*Terminated Interest Rate Swap*

During March 2006, ATK terminated its remaining $100,000 notional amount interest rate swap, resulting in a cash payout of $2,496. This amount was included in accumulated other comprehensive loss and was amortized to interest expense, at a rate of $936 per year, through November 2008, the original maturity date of the swap.

*2.75% Convertible Notes due 2011:*

In fiscal 2007, ATK issued $300,000 aggregate principal amount of 2.75% Convertible Senior Subordinated Notes (the 2.75% Convertible Notes due 2011) that mature on September 15, 2011.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**9. Long-Term Debt (Continued)**

Interest on these notes is payable on March 15 and September 15 of each year. Holders may convert their notes at a conversion rate of 10.3617 shares of ATK's common stock per $1 principal amount of these notes (a conversion price of $96.51 per share) under the following circumstances: (1) when, if the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $125.46, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) upon the occurrence of certain corporate transactions; or (3) during the last month prior to maturity. ATK is required to satisfy 100% of the principal amount of these notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. If certain fundamental changes occur prior to maturity, ATK will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, ATK may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that these notes are convertible into shares of the acquiring or surviving company. These contingently issuable shares increased the number of ATK's diluted shares outstanding during fiscal 2008 by 259,237 shares because ATK's average stock price exceeded the conversion price during the year. There was no impact on the diluted shares outstanding for fiscal 2010 or 2009 because ATK's average stock price during those years was below the conversion price. Debt issuance costs of approximately $7,200 are being amortized to interest expense over five years. Approximately $100,000 of the net proceeds from the issuance of these notes was used to concurrently repurchase 1,285,200 shares of ATK's common stock.

In connection with the issuance of the 2.75% Convertible Notes due 2011, ATK purchased, at a cost of $50,850, call options (the Call Options) on its common stock. The Call Options, which become exercisable upon conversion of the related convertible notes, allow ATK to purchase approximately 3.1 million shares of ATK's common stock and/or cash from the counterparty at an amount equal to the amount of common stock and/or cash related to the excess conversion value that ATK would pay to the holders of the related convertible notes upon conversion. For income tax reporting purposes, the related convertible notes and the Call Options are integrated. This creates an original issue discount for income tax reporting purposes, and therefore the cost of the Call Options will be accounted for as interest expense over the term of the convertible notes for income tax reporting purposes. In addition, ATK sold warrants (the Warrants) to issue approximately 3.3 million shares of ATK's common stock at an exercise price of $116.75 per share. The proceeds from the sale of the Warrants totaled $23,220. In accordance with current authoritative guidance, ATK recorded the net cost of the Call Options and the Warrants of $27,630 in APIC and will not recognize any changes in the fair value of the instruments. On a combined basis, the Call Options and the Warrants are intended to reduce the potential dilution of ATK's common stock in the event that the 2.75% Convertible Notes due 2011 are converted by effectively increasing the conversion price of these notes from $96.51 to $116.75. The Call Options are anti-dilutive and are therefore excluded from the calculation of diluted shares outstanding. The Warrants will result in additional diluted shares outstanding if ATK's average common stock price exceeds $116.75. The Call Options and the Warrants are separate and legally distinct instruments that bind ATK and the counterparty and have no binding effect on the holders of the convertible notes.

*6.75% Notes*

In fiscal 2006, ATK issued $400,000 aggregate principal amount of 6.75% Senior Subordinated Notes (the 6.75% Notes) that mature on April 1, 2016. These notes are general unsecured obligations. Interest on these notes accrues at a rate of 6.75% per annum and is payable semi-annually on April 1

(Amounts in thousands except share and per share data and unless otherwise indicated)

**9. Long-Term Debt (Continued)**

and October 1 of each year. ATK has the right to redeem some or all of these notes from time to time on or after April 1, 2011, at specified redemption prices. Prior to April 1, 2011, ATK may redeem some or all of these notes at a price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption and a specified make-whole premium. Debt issuance costs related to these notes of $7,700 are being amortized to interest expense over ten years.

*3.00% Convertible Notes:*

In fiscal 2005, ATK issued $200,000 aggregate principal amount of 3.00% Convertible Senior Subordinated Notes (the 3.00% Convertible Notes) that mature on August 15, 2024. Interest on these notes is payable on February 15 and August 15 of each year. Starting with the period beginning on August 20, 2014 and ending on February 14, 2015, and for each of the six-month periods thereafter beginning on February 15, 2015, ATK will pay contingent interest during the applicable interest period if the average trading price of these notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of these notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. The contingent interest feature is treated as an embedded derivative and the fair value of this feature was insignificant at March 31, 2010 and 2009. ATK may redeem some or all of these notes in cash at any time on or after August 20, 2014. Holders of these notes may require ATK to repurchase in cash some or all of these notes on August 15, 2014 and August 15, 2019. Holders may also convert their 3.00% Convertible Notes at a conversion rate of 12.5392 shares of ATK's common stock per $1 principal amount of these notes (a conversion price of $79.75) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.68, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls these notes for redemption; or (3) upon the occurrence of certain corporate transactions. The stock price condition was satisfied during fiscal 2008 and, accordingly, the unamortized debt issuance costs, which were previously being amortized through the first redemption date of these notes, of approximately $3,200 were written off. The stock price condition was met during fiscal 2009 and $547 of these notes were converted in fiscal 2009. The stock price condition was not satisfied during ATK's fourth fiscal quarter of 2010; therefore the remaining principal amount of $199,453 as of March 31, 2010, is classified as long-term. In fiscal 2005, ATK amended the indenture to require ATK to satisfy 100% of the principal amount of these notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. If certain fundamental changes occur on or prior to August 15, 2014, ATK will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, ATK may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that these notes are convertible into shares of the acquiring or surviving company. These contingently issuable shares increased the number of ATK's diluted shares outstanding for fiscal 2010, fiscal 2009, and fiscal 2008 by 50,653, 326,363, and 608,324 shares, respectively, because ATK's average stock price exceeded the conversion price during those years.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**9. Long-Term Debt (Continued)**

*2.75% Convertible Notes due 2024*

In fiscal 2004, ATK issued $280,000 aggregate principal amount of 2.75% Convertible Senior Subordinated Notes (the 2.75% Convertible Notes due 2024) that mature on February 15, 2024. Interest on these notes is payable on February 15 and August 15 of each year. During each of the six-month periods beginning on February 15 and August 15 of each year, ATK will pay contingent interest during the applicable interest period if the average trading price of these notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of these notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. The contingent interest feature is treated as an embedded derivative, and the fair value of this feature was insignificant at March 31, 2010 and 2009. ATK may now redeem some or all of these notes in cash at any time. Holders of these notes may require ATK to repurchase in cash some or all of these notes on February 15, 2014 or February 15, 2019. In fiscal 2010, $166 of these notes were repurchased, in cash for 100% of the principal amount plus accrued but unpaid interest, from holders who elected to surrender their notes. Holders may also convert these notes into shares of ATK's common stock at a conversion rate of 12.5843 shares per $1 principal amount of the notes (a conversion price of $79.46) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.30, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls these notes for redemption; or (3) upon the occurrence of certain corporate transactions. The stock price condition was satisfied during fiscal 2008 and, accordingly, the unamortized debt issuance costs, which were previously being amortized through the first redemption date of these notes, of approximately $2,400 were written off. The stock price condition was met in fiscal 2009 and $71 of these notes were converted in fiscal 2009. The stock price condition was not satisfied during ATK's fourth fiscal quarter of 2010; therefore the remaining principal amount of $279,763 as of March 31, 2010 was classified as long-term. In fiscal 2005, ATK amended the indenture to require ATK to satisfy 100% of the principal amount of these notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. These contingently issuable shares increased the number of ATK's diluted shares outstanding for fiscal 2010, fiscal 2009, and fiscal 2008 by 83,666, 470,669, and 864,282 shares, respectively, because ATK's average stock price exceeded the conversion price during those years.

The following tables provide additional information about ATK's convertible notes:

| | March 31, 2010 | | | |
|---|---|---|---|---|
| | 2.75% due 2011 | 3.00% due 2024 | 2.75% due 2024 | Total |
| Carrying amount of the equity component | $ 50,779 | $ 56,849 | $ 43,568 | $151,196 |
| Principal amount of the liability component | 300,000 | 199,453 | 279,763 | 779,216 |
| Unamortized discount of liability component | 17,052 | 29,860 | — | 46,912 |
| Net carrying amount of liability component | 282,948 | 169,593 | 279,763 | 732,304 |
| Remaining amortization period of discount | 18 months | 173 months | — | |
| Effective interest rate on liability component | 6.800% | 7.000% | 6.125% | |

(Amounts in thousands except share and per share data and unless otherwise indicated)

**9. Long-Term Debt (Continued)**

| | March 31, 2009 | | | |
|---|---|---|---|---|
| | 2.75% due 2011 | 3.00% due 2024 | 2.75% due 2024 | Total |
| Carrying amount of the equity component | $ 50,779 | $ 56,849 | $ 43,568 | $151,196 |
| Principal amount of the liability component | 300,000 | 199,453 | 279,929 | 779,382 |
| Unamortized discount of liability component | 27,507 | 35,452 | $ 3,820 | 66,779 |
| Net carrying amount of liability component | 272,493 | 164,001 | 276,109 | |

Based on ATK's closing stock price of $81.30 on March 31, 2010, the if-converted value of these notes exceeds the aggregate principal amount of the notes by $10,343.

*Rank and Guarantees*

The 3.00% Convertible Notes, the 2.75% Convertible Notes due 2024, the 2.75% Convertible Notes due 2011, and the 6.75% Notes rank equal in right of payment with each other and all of ATK's future senior subordinated indebtedness and are subordinated in right of payment to all existing and future senior indebtedness, including the Senior Credit Facility. The outstanding notes are guaranteed on an unsecured basis, jointly and severally and fully and unconditionally, by substantially all of ATK's domestic subsidiaries. Subsidiaries of ATK other than the subsidiary guarantors are minor. All of these guarantor subsidiaries are 100% owned by ATK. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors.

*Scheduled Minimum Loan Payments*

The scheduled minimum loan payments on outstanding long-term debt are as follows:

| | |
|---|---|
| Fiscal 2011 | $ 13,750 |
| Fiscal 2012 | 547,500 |
| Fiscal 2013 | — |
| Fiscal 2014 | 279,763 |
| Fiscal 2015 | 199,453 |
| Thereafter | 400,000 |
| Total | $1,440,466 |

ATK's total debt (current portion of debt and long-term debt) as a percentage of total capitalization (total debt and stockholders' equity) was 63% as of March 31, 2010 and 70% as of March 31, 2009.

*Covenants and Default Provisions*

ATK's Senior Credit Facility and the indentures governing the 6.75% Notes, the 2.75% Convertible Notes due 2011, the 2.75% Convertible Notes due 2024, and the 3.00% Convertible Notes impose restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. In addition, the Senior Credit Facility limits ATK's ability to enter into sale-and-leaseback transactions. The Senior Credit Facility also requires that ATK meet and maintain specified financial ratios, including a minimum interest coverage ratio and a maximum consolidated

(Amounts in thousands except share and per share data and unless otherwise indicated)

**9. Long-Term Debt (Continued)**

leverage ratio. Many of ATK's debt agreements contain cross-default provisions so that non-compliance with the covenants within one debt agreement could cause a default under other debt agreements as well. ATK's ability to comply with these covenants and to meet and maintain the financial ratios may be affected by events beyond its control. Borrowings under the Senior Credit Facility are subject to compliance with these covenants. As of March 31, 2010, ATK was in compliance with the financial covenants.

*Debt Service Requirements*

ATK's debt service requirements over the next two years consist of principal payments due under the Senior Credit Facility and the maturity of the Company's 2.75% Convertible Notes due 2011 totaling approximately $561,000, as discussed further above. ATK's other debt service requirements consist of interest expense on its debt. Additional cash may be required to repurchase or convert any or all of the convertible notes under certain circumstances. ATK's short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements.

*Cash Paid for Interest*

Cash paid for interest totaled $52,840, in fiscal 2010, $60,019 in fiscal 2009, and $70,807 in fiscal 2008. Cash received for interest totaled $574 in fiscal 2010, $905 in fiscal 2009, and $1,431 in fiscal 2008.

**10. Employee Benefit Plans**

ATK provides defined benefit pension plans and defined contribution plans for the majority of its employees. ATK has tax qualified defined benefit plans, supplemental (nonqualified) defined benefit pension plans, and a defined contribution plan. A qualified plan meets the requirements of certain sections of the Internal Revenue Code and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in coverage, benefits or contributions. In addition, ATK provides medical and life insurance benefits to certain retirees and their eligible dependents through its postretirement plans.

***Defined Benefit Plans***

ATK is required to reflect the funded status of the pension and other postretirement (PRB) plans on the consolidated balance sheet. The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation. ATK has recognized the aggregate of all overfunded plans in prepaid pension assets and the aggregate of all underfunded plans within the accrued pension liability and postretirement and postemployment benefits liabilities. The portion of the amount by which the actuarial present value of benefits included in the projected benefit obligation exceeds the fair value of plan assets, payable in the next 12 months, is reflected in other accrued liabilities.

Previously unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in accumulated other comprehensive loss in our consolidated balance sheet

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

and the difference between actual amounts and estimates based on actuarial assumptions has been recognized in other comprehensive income in the period in which they occur.

At the beginning of fiscal 2008 ATK adopted the measurement provisions of new accounting guidance relating to defined benefit pension plans and remeasured its plan assets and benefit obligations. This changed ATK's measurement date from December 31 to March 31. Other than a change in the discount rate from 5.90% to 6.10%, the assumptions used to remeasure the plan assets and benefit obligation remain unchanged from fiscal 2007. The after-tax cumulative effect changes of this adoption included a decrease of $9,009 in retained earnings; a decrease of $47,576 in accumulated other comprehensive loss, an increase of $30,690 in total assets, and a decrease of $7,877 in total liabilities.

*Pension Plans.* ATK has qualified noncontributory defined benefit pension plans that cover substantially all employees hired prior to January 1, 2007. Eligible non-union employees hired on or after January 1, 2007 and certain union employees are not covered by a defined benefit plan but do receive an employer contribution through a defined contribution plan, discussed below. The defined benefit plans provide either pension benefits based on employee annual pay levels and years of credited service or stated amounts for each year of credited service. ATK funds the plans in accordance with federal requirements calculated using appropriate actuarial methods. Depending on the plan they are covered by, employees generally vest after three or five years.

ATK also sponsors a nonqualified supplemental executive retirement plan which provides certain executives and highly compensated employees the opportunity to receive pension benefits in excess of those payable through tax qualified pension plans. The benefit obligation of these plans is included in the pension information below.

*Other Postretirement Benefit Plans.* Generally, employees who retired from ATK on or before January 1, 2004 and were at least age 55 with at least five or ten years of service, depending on pension plan provisions, are entitled to a pre- and/or post-65 healthcare company subsidy and retiree life insurance benefits. Employees who retired after January 1, 2004, but before January 1, 2006, are only eligible for a pre-65 company subsidy. The portion of the healthcare premium cost borne by ATK for such benefits is based on the pension plan they are eligible for, years of service, and age at retirement.

The following table shows changes in the benefit obligation, plan assets, and funded status of ATK's qualified and non-qualified pension plans and other PRB plans. Benefit obligation balances

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

presented below reflect the projected benefit obligation (PBO) for our pension plans and accumulated PRB obligations (APBO) or our other PRB plans.

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | Years Ended March 31 | | Years Ended March 31 | |
| | 2010 | 2009 | 2010 | 2009 |
| **Obligations and Funded Status** | | | | |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $1,991,312 | $2,118,239 | $ 154,974 | $ 183,395 |
| Service cost | 54,603 | 60,352 | 205 | 286 |
| Interest cost | 156,898 | 139,798 | 11,559 | 11,807 |
| Actuarial loss (gain) | 583,783 | (197,127) | 28,321 | (23,921) |
| Benefits paid | (158,323) | (129,950) | (16,518) | (16,593) |
| Benefit obligation at end of year | $2,628,273 | $1,991,312 | $ 178,541 | $ 154,974 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $1,435,504 | $2,055,259 | $ 41,661 | $ 54,140 |
| Actual return on plan assets | 403,763 | (492,703) | 13,790 | (9,678) |
| Retiree contributions | — | — | 7,278 | 7,968 |
| Employer contributions | 319,910 | 2,898 | 13,197 | 13,792 |
| Benefits paid | (158,323) | (129,950) | (23,796) | (24,561) |
| Fair value of plan assets at end of year | $2,000,854 | $1,435,504 | $ 52,130 | $ 41,661 |
| Funded status | $ (627,419) | $ (555,808) | $(126,411) | $(113,313) |

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | Years Ended March 31 | | Years Ended March 31 | |
| | 2010 | 2009 | 2010 | 2009 |
| **Amounts Recognized in the Balance Sheet** | | | | |
| Other accrued liabilities | $ (4,843) | $ (3,137) | $ (5,607) | $ (12,058) |
| Postretirement and postemployment benefits liabilities | — | — | (120,804) | (101,255) |
| Accrued pension liability | (622,576) | (552,671) | — | — |
| Net amount recognized | $ (627,419) | $ (555,808) | $(126,411) | $(113,313) |
| Accumulated other comprehensive loss (income) related to: | | | | |
| Unrecognized net actuarial losses | $1,415,529 | $1,096,491 | $ 52,379 | $ 37,268 |
| Unrecognized prior service benefit | (2,087) | (2,476) | (56,196) | (64,827) |
| Accumulated other comprehensive loss (income) | $1,413,442 | $1,094,015 | $ (3,817) | $ (27,559) |

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal 2011 is as follows:

| | Pension | Other Postretirement Benefits |
|---|---|---|
| Recognized net actuarial losses | $85,448 | $ 2,890 |
| Amortization of prior service benefits | (389) | (8,430) |
| Total | $85,059 | $(5,540) |

The accumulated benefit obligation for all defined benefit pension plans was $2,290,015 as of March 31, 2010 and $1,757,845 as of March 31, 2009.

| | March 31 | |
|---|---|---|
| | 2010 | 2009 |
| **Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets** | | |
| Projected benefit obligation | $2,628,273 | $1,991,312 |
| Accumulated benefit obligation | 2,290,015 | 1,757,845 |
| Fair value of plan assets | 2,000,854 | 1,435,504 |

The components of net periodic benefit cost are as follows:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | Years Ended March 31 | | | Years Ended March 31 | | |
| | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| Service cost | $ 54,603 | $ 60,352 | $ 60,916 | $ 205 | $ 286 | $ 490 |
| Interest cost | 156,898 | 139,798 | 129,953 | 11,559 | 11,807 | 12,159 |
| Expected return on plan assets | (171,054) | (187,661) | (182,145) | (2,672) | (3,810) | (4,045) |
| Amortization of unrecognized net loss | 25,750 | 27,872 | 42,047 | 2,092 | 2,657 | 3,736 |
| Amortization of unrecognized prior service cost | (389) | (389) | (578) | (8,630) | (8,704) | (8,911) |
| Net periodic benefit cost before special termination benefits cost / curtailment | 65,808 | 39,972 | 50,193 | 2,554 | 2,236 | 3,429 |
| Special termination benefits cost / curtailment | 6,287 | — | — | — | — | (778) |
| Net periodic benefit cost | $ 72,095 | $ 39,972 | $ 50,193 | $ 2,554 | $ 2,236 | $ 2,651 |

During fiscal 2010 ATK recorded a settlement expense of $6,287 to recognize the impact of lump sum benefit payments made in the non-qualified supplemental executive retirement plan.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

During fiscal 2008 ATK recorded a curtailment gain of $778 to recognize the impact on other PRB plans associated with the elimination of future subsidized medical benefits under a negotiated union contract.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) reduced ATK's APBO measured as of December 31, 2005. One of ATK's other PRB plans is actuarially equivalent to Medicare, but ATK does not believe that the subsidies it will receive under the Act will be significant. Because ATK believes that participation levels in its other PRB plans will decline, the impact to ATK's results of operations in any period has not been and is not expected to be significant.

On March 23, 2010, the President signed into law comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590). Included among the major provisions of the law is a change in the tax treatment of the Medicare Part D subsidy. The impact of this change was not significant to ATK.

**Assumptions**

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| **Weighted-Average Assumptions Used to Determine Benefit Obligations as of March 31** | | | | | | |
| Discount rate | 5.90% | 8.15% | 6.80% | 5.35% | 7.90% | 6.80% |
| Rate of compensation increase: | | | | | | |
| Union | 3.84% | 3.82% | 3.75% | | | |
| Salaried | 4.05% | 4.09% | 3.95% | | | |

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| **Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended March 31** | | | | | | |
| Discount rate | 8.15% | 6.80% | 6.10% | 7.90% | 6.80% | 6.10% |
| Expected long-term rate of return on plan assets | 8.00% | 9.00% | 9.00% | 6.00% 8.00% | 6.00%/ 8.00% | 6.00%/ 8.00% |
| Rate of compensation increase: | | | | | | |
| Union | 3.82% | 3.75% | 3.50% | | | |
| Salaried | 4.09% | 3.95% | 3.73% | | | |

In developing the expected long-term rate of return assumption, ATK considers input from its actuaries and other advisors, annualized returns of various major indices over 20-year periods, and ATK's own historical 5-year and 10-year compounded investment returns, which have been in excess of broad equity and bond benchmark indices. The expected long-term rate of return of 8.0% used in fiscal 2010 for the plans was based on an asset allocation range of 35-50% in equity investments, 25-40% in fixed income investments, 5-15% in real estate/real asset investments, 5-27% collectively in hedge fund and private equity investments, and 2-6% in cash investments. The actual return in any fiscal year will likely differ from ATK's assumption, but ATK estimates its return based on long-term projections and

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

historical results. Therefore, any variance in a given year does not necessarily indicate that the assumption should be changed.

In developing the expected long-term rate of return assumption for other PRB plans, ATK considers input from actuaries, historical returns, and annualized returns of various major indices over long periods. The expected long-term rates of returns are based on the weighted average asset allocation between the assets held within the 401(h) and those held in fixed income investments.

| | 2011 | 2010 |
|---|---|---|
| **Assumed Health Care Cost Trend Rates used to Measure Expected Cost of Benefits** | | |
| Weighted average health care cost trend rate | 7.70% | 6.90% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5.10% | 5.40% |
| Fiscal year that the rate reaches the ultimate trend rate | 2019 | 2017 |

Since fiscal 2006, health care cost trend rates have been set specifically for each benefit plan and design. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point increase or decrease in the assumed health care cost trend rates would have the following effects:

| | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost | $ 531 | $ (471) |
| Effect on postretirement benefit obligation | 9,932 | (8,796) |

**Plan Assets**

*Pension.* ATK's pension plan weighted-average asset allocations at March 31, 2010 and 2009, and the target allocations for fiscal 2011, by asset category are as follows:

| | Target Range | Actual as of March 31 | |
|---|---|---|---|
| Asset Category | 2011 | 2010 | 2009 |
| Domestic equity | 20 - 30% | 25.0% | 22.3% |
| International equity | 10 - 20% | 15.1% | 20.5% |
| Fixed income | 25 - 40% | 32.2% | 27.2% |
| Real assets | 5 - 15% | 6.1% | 9.3% |
| Hedge funds/private equity | 5 - 27% | 14.4% | 20.3% |
| Other investments/cash | 2 - 6% | 7.2% | 0.4% |
| Total | 100% | 100% | 100% |

**10. Employee Benefit Plans (Continued)**

ATK has a committee which, assisted by outside consultants, evaluates the objectives and investment policies concerning its long-term investment goals and asset allocation strategies. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goals are (1) to meet or exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk, and (2) to preserve the real purchasing power of assets to meet future obligations. The nature and duration of benefit obligations, along with assumptions concerning asset class returns and return correlations, are considered when determining an appropriate asset allocation to achieve the investment objectives. Pension plan assets for ATK's qualified pension plans are held in a trust for the benefit of the plan participants and are invested in a diversified portfolio of equity investments, fixed income investments, real asset investments (real estate, timber, energy), hedge funds, private equity, and cash. Risk targets are established and monitored against acceptable ranges. All investment policies and procedures are designed to ensure that the plans' investments are in compliance with the Employee Retirement Income Security Act. Guidelines are established defining permitted investments within each asset class.

During fiscal 2010, ATK completed an asset/liability study to provide guidance in setting investment goals with an objective to balance risk. The study incorporated the Company's decision to reduce the expected return on plan assets from 9% to 8%. The results emphasized the importance of managing the volatility of pension assets relative to pension liabilities while still achieving a competitive investment return, achieving diversification between and within various asset classes, and managing other risks. In order to reduce the volatility between the value of pension assets and liabilities, ATK further increased the allocation to fixed income. While the overall equity target was slightly lowered, the international equity target allocation was significantly lowered and the international equity portfolio was restructured. Target allocations to real assets and private equity were reduced. However, private equity investments focused on capitalizing on capital market dislocations were made during the year. ATK regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. Target allocation ranges are guidelines, not limitations, and occasionally due to market conditions and other factors actual asset allocation may vary above or below a target.

The implementation of the investment strategy discussed above is executed through a variety of investment structures such as: direct share or bond ownership, common/collective trusts, or registered investment companies. Valuation methodologies differ for each of these structures. The valuation methodologies used for these investments structures are as follows:

*US Government Securities, Corporate Debt, Common and Preferred Stock, Other Investments, and Registered Investment Companies:* Investments are valued at the closing price reported on the active market on which the individual securities are traded.

*Common/Collective Trusts:* Investments in a collective investment vehicle are valued by multiplying the investee company's net asset value per share with the number of units or shares owned at the valuation date as determined by the investee company. Net asset value per share is determined by the investee company's custodian or fund administrator by deducting from the value of the assets of the investee company all of its liabilities and the resulting number is divided by the outstanding number of shares or units. Investments held by the CCT, including collateral invested for securities on loan, are valued on the basis of valuations furnished by a pricing service approved by the CCT's investment manager, which determines valuations using methods based on market transactions for comparable

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the CCT's investment manager.

*Partnership/Joint Venture Interests:* Given the inherent illiquidity of many partnership/joint venture investments, these investments are generally valued based on unobservable inputs that reflect the reporting entity's own assumptions about the assumptions that market participants would use pricing the asset. While the valuation methodologies may differ among each entity, methods for valuing these assets may include, but are not limited to, 1) discounted cash flow analysis, 2) net asset values, and 3) comparable trading data for similar investments.

*Funds in Insurance Company Accounts:* These investments are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while ATK believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

*Fair Value*—The following table presents the pension plan investments using the fair value hierarchy discussed in Note 2 as of March 31, 2010:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Interest-bearing cash | $ — | $ 175,189 | $ — | $ 175,189 |
| U.S. Government securities | 95,372 | 17,077 | — | 112,449 |
| Corporate debt | — | 367,083 | — | 367,083 |
| Common stock | 362,855 | — | — | 362,855 |
| Partnership/joint venture interest | — | — | 436,480 | 436,480 |
| Other investments | 4,709 | — | — | 4,709 |
| Common/collective trusts | — | 451,311 | 2,827 | 454,138 |
| Registered investment companies | 42,574 | — | — | 42,574 |
| Value of funds in insurance company accounts | | 43,927 | 1,450 | 45,377 |
| Total | $505,510 | $1,054,587 | $440,757 | $2,000,854 |

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

The following table presents a reconciliation of Level 3 assets held during the year ended March 31, 2010:

| | Common/Collective Trusts | Insurance Contracts | Partnerships/ Joint Ventures |
|---|---|---|---|
| Balance at April 1, 2009 | $ 635 | $1,622 | $309,852 |
| Realized gains (losses) | 655 | (14) | 395 |
| Net unrealized gains (losses) | — | (48) | 35,971 |
| Net purchases, issuances, and settlements | 1,537 | (110) | 90,262 |
| Net transfers into (out of) Level 3 | — | — | — |
| Balance at March 31, 2010 | $2,827 | $1,450 | $436,480 |

There was no direct ownership of ATK common stock included in plan assets as of March 31, 2010 or 2009.

*Other Postretirement Benefits.* ATK's other PRB obligations were 29% and 27% pre-funded as of March 31, 2010 and 2009, respectively.

Portions of the assets are held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. Approximately 34% and 33% of the assets were held in the 401(h) account as of March 31, 2010 and 2009, respectively. The remaining assets are in fixed income investments. ATK's investment objective for the other PRB plan assets is the preservation and safety of capital.

**Contributions**

ATK made a qualified pension plan trust prepayment contribution of $150,000 in April 2009 (fiscal 2010) of which $45,000 was the legally required minimum contribution for fiscal 2010. ATK also made a qualified pension plan trust prepayment contribution of $150,000 in March 2010 for a total of $300,000 in fiscal 2010. ATK is not required to make additional contributions to its qualified pension plan in fiscal 2011 but expects to distribute approximately $4,843 directly to retirees under its supplemental executive retirement plans, and contribute approximately $13,739 to its other postretirement benefit plans in fiscal 2011.

**Expected Future Benefit Payments**

The following benefit payments, which reflect expected future service, are expected to be paid in the years ending March 31. The pension benefits will be paid primarily out of the pension trust. The postretirement benefit payments are shown net of the expected subsidy for the Medicare prescription

(Amounts in thousands except share and per share data and unless otherwise indicated)

**10. Employee Benefit Plans (Continued)**

drug benefit under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which are not material to be presented separately.

| | Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| 2011 | $145.427 | $16,404 |
| 2012 | 147,976 | 16,299 |
| 2013 | 152,289 | 15,918 |
| 2014 | 160,462 | 15,597 |
| 2015 | 167,891 | 15,192 |
| 2016 through 2020 | 987,179 | 69,833 |

**Termination**

In the event ATK terminates any of the plans under conditions in which the plan's assets exceed that plan's obligations, U.S. Government regulations require that a fair allocation of any of the plan's assets based on plan contributions that were reimbursed under U.S. Government contracts will be returned to the U.S. Government.

***Defined Contribution Plan***

ATK also sponsors a defined contribution plan. Participation in this plan is available to substantially all employees. The defined contribution plan is a 401(k) plan to which employees may contribute up to 50% of their pay (subject to limitations). Employee contributions are invested, at the employees' direction, among a variety of investment alternatives including an ATK common stock fund. Participants may transfer amounts into and out of the investment alternatives at any time. Effective January 1, 2004, the ATK matching contribution to this plan depends on a participant's years of service and certain other factors. Participants receive:

- a matching contribution of 100% of the first 3% of the participant's contributed pay plus 50% of the next 2% (or, in certain cases, 3%) of the participant's contributed pay,
- a matching contribution of 50% up to 6% of the participant's contributed pay,
- an automatic 6% pre-tax contribution rate (of which participants can either change or opt out) along with a matching contribution of 100% of the first 3% of the participant's contributed pay plus 50% of the next 3% of the participant's contributed pay (subject to one-year vesting) and a non-elective contribution based on recognized compensation and age and service (subject to three-year vesting), or
- no matching contribution.

ATK's contributions to the plan were $36,009 in fiscal 2010, $33,745 in fiscal 2009, and $26,411 in fiscal 2008.

Approximately 1,618, or 9%, of ATK's employees are covered by collective bargaining agreements.

(Amounts in thousands except share and per share data and unless otherwise indicated)

## 11. Income Taxes

ATK's income tax provision consists of:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Current: | | | |
| Federal | $152,421 | $ 51,240 | $134,487 |
| State | 7,390 | 1,425 | 8,913 |
| Deferred: | | | |
| Federal | (7,662) | 95,051 | (25,965) |
| State | 4,324 | 9,380 | 1,243 |
| Income tax provision | $156,473 | $157,096 | $118,678 |

The items responsible for the differences between the federal statutory rate and ATK's effective rate are as follows:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Statutory federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal impact | 2.4% | 4.5% | 3.1% |
| Goodwill impairment | —% | 12.7% | —% |
| Domestic manufacturing deduction | (1.8)% | (1.3)% | (1.9)% |
| Research and development credit | (0.6)% | (0.9)% | (0.5)% |
| Other | 0.7% | 0.8% | 0.5% |
| Change in valuation allowance | 0.2% | 1.90% | —% |
| Income tax provision | 35.9% | 52.7% | 36.2% |

*Deferred Income Taxes*—Deferred income taxes arise because of differences in the timing of the recognition of income and expense items for financial statement reporting and income tax purposes. The net effect of these temporary differences between the carrying amounts of assets and liabilities are classified in the consolidated financial statements of financial position as current or noncurrent assets or liabilities based upon the classification of the related assets and liabilities or, if there is no corresponding balance on the balance sheet, the expected period for reversal. As of March 31, 2010 and 2009 the components of deferred tax assets and liabilities were as follows:

| | Years Ended March 31 | |
|---|---|---|
| | 2010 | 2009 |
| Deferred tax assets | $ 948,548 | $ 798,958 |
| Deferred tax liabilities | (732,813) | (692,545) |
| Valuation allowance | (7,483) | (7,608) |
| Net deferred tax assets | $ 208,252 | $ 98,805 |

(Amounts in thousands except share and per share data and unless otherwise indicated)

**11. Income Taxes (Continued)**

As of March 31, 2010 and 2009, the deferred tax assets and liabilities resulted from temporary differences related to the following:

| | March 31 | |
|---|---|---|
| | 2010 | 2009 |
| Other comprehensive income provision | $ 514,162 | $ 418,309 |
| Postretirement benefit obligations | 57,745 | 63,645 |
| Accruals for employee benefits | 49,906 | 53,729 |
| Other accruals | 23,524 | 20,783 |
| Inventory | 19,088 | 6,121 |
| State carryforwards | 9,836 | 11,641 |
| Environmental accruals | 7,789 | 8,948 |
| Other | 10,747 | 9,258 |
| Pension | (298,150) | (274,534) |
| Property, plant, and equipment | (56,094) | (69,010) |
| Intangible assets | (57,735) | (68,103) |
| Debt-related | (56,083) | (51,306) |
| Long-term contract method of revenue recognition | (9,000) | (23,068) |
| Valuation allowance | (7,483) | (7,608) |
| Net deferred income tax asset | $ 208,252 | $ 98,805 |

ATK believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. The valuation allowance of $7,483 at March 31, 2010 relates to capital loss carryovers and certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. The valuation allowance was decreased by $1,523 during fiscal 2010 primarily related to expiration of capital loss carryforwards, expiration of state credit carryforwards, and changes to prior year capital loss carryforwards. The amount was increased by $1,398 related to the recognition of current year capital losses and a change in the amount of state carryforward benefits expected to be utilized before expiration.

The deferred tax assets include $4,037 related to state tax credit carryforwards and $5,799 for state net operating loss carryforwards. These carryforwards expire as follows: $1,155 through fiscal 2015, $1,194 in fiscal 2016 through fiscal 2020, $2,131 in fiscal 2021 through fiscal 2025, and $3,849 in fiscal 2026 through 2029. The remaining $1,401 as well as alternative minimum tax credits of $106 can be carried forward indefinitely. Additionally the deferred tax assets include $5,136 of capital loss carryforwards which expire through 2015.

Income taxes paid, net of refunds, totaled $100,657 in fiscal 2010, $118,760 in fiscal 2009, and $91,261 in fiscal 2008.

*Unrecognized Tax Benefits*—Unrecognized tax benefits consist of the carrying value of ATK's recorded uncertain tax positions as well as the potential tax benefits that could result from other tax positions that have not been recognized in the financial statements under current authoritative guidance. At March 31, 2010, and 2009, unrecognized tax benefits that have not been recognized in the financial statements amounted to $42,627 and $25,828, respectively, of which $33,695 and $20,407, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to

(Amounts in thousands except share and per share data and unless otherwise indicated)

## 11. Income Taxes (Continued)

deferred tax items which only impact the timing of tax payments. Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $22,393 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings up to $17,638 based on current estimates.

ATK has classified uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

| | Year Ended March 31, 2010 | Year Ended March 31, 2009 | Year Ended March 31, 2008 |
|---|---|---|---|
| Unrecognized Tax Benefits—beginning of period | $22,603 | $17,361 | $15,021 |
| Gross increases—tax positions in prior periods | 8,753 | 3,223 | 1,595 |
| Gross decreases—tax positions in prior periods | (160) | (521) | (1,702) |
| Gross increases—current-period tax positions | 6,587 | 3,451 | 3,986 |
| Gross decreases—current-period tax positions | — | — | (1,253) |
| Lapse of statute of limitations | (592) | (911) | (286) |
| Unrecognized Tax Benefits—end of period | $37,191 | $22,603 | $17,361 |

ATK reports income tax-related interest income within the income tax provision. Penalties and tax-related interest expense are also reported as a component of the income tax provision. As of March 31, 2010 and 2009, $4,749 and $2,814 of income tax-related interest and $687 and $411 of penalties were included in accrued income taxes, respectively.

ATK or one of its subsidiaries files income tax returns in the U.S. federal, various U.S. state, and foreign jurisdictions. With few exceptions, ATK is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2003. The Internal Revenue Service has completed the audits of ATK through fiscal 2006 and is currently examining the fiscal 2007 and 2008 returns. We believe appropriate provisions for all outstanding issues have been made for all open years in all jurisdictions.

## 12. Commitments

ATK leases land, buildings, and equipment under various operating leases, which generally have renewal options of one to five years. Rent expense was $71,486 in fiscal 2010, $68,086 in fiscal 2009, and $62,739 in fiscal 2008.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**12. Commitments (Continued)**

The following table summarizes ATK's contractual obligations and commercial commitments as of March 31, 2010:

| | Total | Payments due by period | | | |
|---|---|---|---|---|---|
| | | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
| **Contractual obligations:** | | | | | |
| Long-term debt | $1,440,466 | $ 13,750 | $547,500 | $ 479,216 | $ 400,000 |
| Interest on debt(1) | 267,534 | 48,157 | 73,306 | 65,967 | 80,104 |
| Operating leases | 319,983 | 52,993 | 97,901 | 92,763 | 76,326 |
| Environmental remediation costs, net | 25.286 | 459 | 2,670 | 4,553 | 17,604 |
| Pension and other PRB plan contributions | 1,175,021 | 23,747 | 277,431 | 399,216 | 474,627 |
| Total contractual obligations | $3,228,290 | $139,106 | $998,808 | $1,041,715 | $1,048,661 |

| | Total | Commitment Expiration by period | |
|---|---|---|---|
| | | Within 1 year | 1 - 3 years |
| **Other commercial commitments:** | | | |
| Letters of credit | $176,822 | $141,309 | $35,513 |

(1) Includes interest on variable rate debt calculated based on interest rates at March 31, 2010. Variable rate debt was approximately 18% of ATK's total debt at March 31, 2010.

The total liability for uncertain tax positions at March 31, 2010 was approximately $42,627 (see Note 11). Of this amount, $31,211 is not expected to be paid within 12 months and is therefore classified within other long-term liabilities. ATK is not able to provide a reasonably reliable estimate of the timing of future payments relating to the non-current uncertain tax position obligations.

Pension plan contributions are an estimate of ATK's minimum funding requirements through fiscal 2020 to provide pension benefits for employees based on expected actuarial estimated service accruals through fiscal 2020 pursuant to the Employee Retirement Income Security Act, although ATK may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions, and regulations. A substantial portion of ATK's Plan contributions are recoverable from the U.S. Government as allowable indirect contract costs at amounts generally equal to the pension plan contributions, although not necessarily in the same year the contribution is made.

ATK currently leases its facility in Magna, Utah from a private party. This facility is used in the production and testing of some of ATK's rocket motors. The current lease extends through September 2022. The lease requires ATK to surrender the property back to its owner in its original condition. While ATK currently anticipates operating this facility indefinitely, ATK could incur significant costs if ATK were to terminate this lease.

ATK has known conditional asset retirement obligations, such as contractual lease restoration obligations, to be performed in the future, that are not reasonably estimable due to insufficient

(Amounts in thousands except share and per share data and unless otherwise indicated)

**12. Commitments (Continued)**

information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the consolidated financial statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value.

**13. Contingencies**

*Litigation.* From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its operating results, financial condition, or cash flows.

On or about April 10, 2006, a former ATK employee filed a qui tam complaint in federal court in Utah alleging that ATK knowingly submitted claims for payment to the U.S. Government for defective LUU series illuminating flares that failed to conform to certain safety specifications and falsely certified compliance with those specifications. The lawsuit was initially filed under seal. ATK was first informed of the lawsuit by the United States Department of Justice (DOJ) on March 13, 2007. Thereafter, the DOJ intervened in the qui tam action and filed an amended complaint on November 2, 2007. On May 29, 2008, ATK filed its answer to the complaint. On March 16, 2010, the trial court issued a scheduling order setting a preliminary trial date of July 11, 2011. Discovery is underway in the case.

ATK denies any allegations of improper conduct. Based on what is known to ATK about the subject matter of the complaint, ATK does not believe that it has violated any law or regulation and believes it has valid defenses to all allegations of improper conduct. Although it is not possible at this time to predict the outcome of the litigation, ATK believes, based on all available information, that the outcome will not have a material adverse effect on its operating results, financial condition or cash flows. Some potential, however, does remain for an adverse judgment that could be material to ATK's financial position, results of operations, or cash flows. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the financial statements with respect to this contingent liability.

*U.S. Government Investigations.* ATK is also subject to U.S. Government investigations from which civil, criminal, or administrative proceedings could result. Such proceedings could involve claims by the U.S. Government for fines, penalties, compensatory and treble damages, restitution, and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. ATK believes, based upon all available information, that the outcome of any such pending government investigations will not have a material adverse effect on its operating results, financial condition, or cash flows.

*Environmental Liabilities.* ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, including those for discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, resource restoration costs, fines, and penalties, or third party property

(Amounts in thousands except share and per share data and unless otherwise indicated)

**13. Contingencies (Continued)**

damage or personal injury claims, as a result of liabilities associated with past practices or violations of environmental laws or non-compliance with environmental permits.

The liability for environmental remediation represents management's best estimate of the present value of the probable and reasonably estimable costs related to known remediation obligations. The receivable represents the present value of the amount that ATK expects to recover, as discussed below. Both the liability and receivable have been discounted to reflect the present value of the expected future cash flows, using a discount rate of 2.75% and 1.75% as of March 31, 2010 and 2009, respectively. ATK's discount rate is calculated using the 20-year Treasury constant maturities rate, net of an estimated inflationary factor of 1.9%, rounded to the nearest quarter percent. The following is a summary of the amounts recorded for environmental remediation:

| | March 31, 2010 | | March 31, 2009 | |
|---|---|---|---|---|
| | Liability | Receivable | Liability | Receivable |
| Amounts (payable) receivable | $(60,908) | $35,622 | $(62,080) | $37,104 |
| Unamortized discount | 8,724 | (4,280) | 5,798 | (2,900) |
| Present value amounts (payable) receivable | $(52,184) | $31,342 | $(56,282) | $34,204 |

Amounts expected to be paid or received in periods more than one year from the balance sheet date are classified as non-current. Of the $52,184 discounted liability as of March 31, 2010, $5,641 was recorded within other current liabilities and $46,543 was recorded within other long-term liabilities. Of the $31,342 discounted receivable, ATK recorded $5,181 within other current assets and $26,161 within other non-current assets. As of March 31, 2010, the estimated discounted range of reasonably possible costs of environmental remediation was $52,184 to $79,981.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts. If ATK were unable to recover those environmental remediation costs under these contracts, ATK believes that these costs will be covered by Hercules Incorporated, a subsidiary of Ashland Inc., (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Clearwater, FL facility. In accordance with its

(Amounts in thousands except share and per share data and unless otherwise indicated)

**13. Contingencies (Continued)**

agreement with Hercules, ATK notified Hercules of all known contamination on non-federal lands on or before March 31, 2000, and on federal lands on or before March 31, 2005.

- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. (Alcoa) in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29,000, ATK and Alcoa have agreed to split evenly any amounts between $29,000 and $49,000, and ATK is responsible for any payments in excess of $49,000.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows. While ATK has environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

At March 31, 2010, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, are estimated to be:

| | |
|---|---|
| Fiscal 2011 | $ 459 |
| Fiscal 2012 | 2,337 |
| Fiscal 2013 | 333 |
| Fiscal 2014 | 2,529 |
| Fiscal 2015 | 2,024 |
| Thereafter | 17,604 |
| Total | $25,286 |

There were no material insurance recoveries related to environmental remediation during fiscal 2010, 2009, or 2008.

**14. Stockholders' Equity**

ATK has authorized 5,000,000 shares of preferred stock, par value $1.00, none of which has been issued.

ATK sponsors four stock-based incentive plans, which are the Alliant Techsystems Inc. 1990 Equity Incentive Plan, the Non-Employee Director Restricted Stock Plan, the 2000 Stock Incentive Plan, and

(Amounts in thousands except share and per share data and unless otherwise indicated)

**14. Stockholders' Equity (Continued)**

the 2005 Stock Incentive Plan. As of March 31, 2010, ATK has authorized up to 2,382,360 common shares under the 2005 Stock Incentive Plan, of which 1,107,697 common shares are available to be granted. No new grants will be made out of the other three plans.

There are four types of awards outstanding under ATK's stock incentive plans: performance awards, total stockholder return performance awards (TSR awards), restricted stock, and stock options. ATK issues treasury shares upon the payment of performance awards and TSR awards, grant of restricted stock, or exercise of stock options.

As of March 31, 2010, there were up to 390,098 shares reserved for performance awards for key employees. Performance shares are valued at the fair value of ATK stock as of the grant date and expense is recognized based on the number of shares expected to vest under the terms of the award under which they are granted. Of these shares, 191,481 shares were earned during fiscal 2010 upon achievement of certain financial performance goals, including sales and EPS, for the fiscal 2008 through fiscal 2010 period and were distributed or deferred in May 2010; 6,179 shares were forfeited during fiscal 2010 as certain financial performance goals were not met for the fiscal 2008 through fiscal 2010 period; up to 147,520 shares will become payable only upon achievement of certain financial performance goals, including sales and EPS, for the fiscal 2009 through fiscal 2011 period; and up to 44,918 shares will become payable only upon achievement of certain performance goals, including sales, EPS, and return on invested capital, for the fiscal 2010 through fiscal 2012 period. In May 2009, 174,973 shares were distributed or deferred based upon achievement of certain financial performance goals, including EPS, for the fiscal 2007 through fiscal 2009 period.

As of March 31, 2010, there were up to 64,160 shares reserved for TSR awards for key employees. ATK uses an integrated Monte Carlo simulation model to determine the fair value of the TSR awards. The Monte Carlo model calculates the probability of satisfying the market conditions stipulated in the award. This probability is an input into the trinomial lattice model used to determine the fair value the awards as well as the assumptions of other variables, including the risk-free interest rate and expected volatility of ATK's stock price in future periods. The risk-free rate is based on the U.S. dollar-denominated U.S. Treasury strip rate with a remaining term that approximates the life assumed at the date of grant. The weighted average fair value of TSR awards granted was $30.56 during fiscal 2009. There were no TSR awards granted during fiscal 2010 or 2008. The weighted average assumptions used in estimating the value of the TSR award were as follows:

| | Year Ended March 31, 2009 |
|---|---|
| Risk-free rate | 1.17% |
| Expected volatility | 25.8% |
| Expected dividend yield | 0% |
| Expected award life | 3 years |

Restricted stock issued to non-employee directors and certain key employees totaled 31,523 shares in fiscal 2010, 67,526 shares in 2009, and 37,713 shares in fiscal 2008. Restricted shares vest over periods ranging from one to five years from the date of award and are valued at the fair value of ATK's common stock as of the grant date.

Stock options may be granted periodically, with an exercise price equal to the fair market value of ATK's common stock on the date of grant, and generally vest from one to three years from the date of grant. Since fiscal 2004, options are generally granted with a seven-year term; most grants prior to that had a ten-year term.

**14. Stockholders' Equity (Continued)**

The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and represents the difference between fair market value on the date of grant and the estimated market value on the expected exercise date. The option pricing model requires ATK to make assumptions. The risk-free rate is based on U.S. Treasury zero-coupon issues with a remaining term that approximates the expected life assumed at the date of grant. Expected volatility is based on the historical volatility of ATK's stock over the past five years. The expected option life is based on the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. No options were granted during fiscal 2010 or 2008. The weighted average fair value of options granted was $24.83 during fiscal 2009. The following weighted average assumptions were used for grants:

| | Year ended March 31, 2009 |
|---|---|
| Risk-free rate | 2.96% |
| Expected volatility | 19.11% |
| Expected dividend yield | 0% |
| Expected option life | 5 years |

Total pre-tax stock-based compensation expense of $16,664, $18,952, and $23,415 was recognized during fiscal 2010, 2009, and 2008, respectively. The total income tax benefit recognized in the income statement for share-based compensation was $6,461, $7,514, and $9,224 during fiscal 2010, 2009, and 2008, respectively.

A summary of ATK's stock option activity is as follows:

| | Year Ended March 31, 2010 | | | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value (in 000s) |
| Outstanding at beginning of period | 1,037,904 | $58.70 | | |
| Granted | — | — | | |
| Exercised | (170,380) | 49.19 | | |
| Forfeited/expired | (2,151) | 65.06 | | |
| Outstanding at end of period | 865,373 | $60.56 | 1.9 | $21.01 |
| Options exercisable at end of period | 860,373 | $60.30 | 1.8 | $21.01 |

The total intrinsic value of options exercised was $6,275, $6,379, and $16,444 during fiscal 2010, 2009, and 2008, respectively. Total cash received from options exercised was $8,381, $7,413, and $16,310 during fiscal 2010, 2009, and 2008, respectively.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**14. Stockholders' Equity (Continued)**

A summary of ATK's performance share award, TSR award, and restricted stock award activity is as follows:

| | Year Ended March 31, 2010 | |
|---|---|---|
| | Shares | Weighted Average Grant Date Fair Value |
| Nonvested at April 1, 2009 | 576,426 | $80.67 |
| Granted | 31,523 | 79.37 |
| Canceled/forfeited | (15,347) | 73.92 |
| Vested | (239,122) | 87.66 |
| Nonvested at March 31, 2010 | 353,480 | $80.71 |

As of March 31, 2010, the total unrecognized compensation cost related to nonvested stock-based compensation awards was $11,480 and is expected to be realized over a weighted average period of 1.0 years.

***Share Repurchases***

On August 5, 2008, ATK's Board of Directors authorized the repurchase of up to an additional 5,000,000 shares. The Board has determined that the repurchase program will serve primarily to offset dilution from the Company's employee and director benefit compensation programs, but it may also be used for other corporate purposes, as determined by the Board. During fiscal 2009, ATK repurchased 299,956 shares for $31,609. ATK did not repurchase any shares during fiscal 2010. As of March 31, 2010, there were 4,700,044 remaining shares authorized to be repurchased.

Any additional authorized repurchases would be subject to market conditions and ATK's compliance with its debt covenants. ATK's 6.75% Senior Subordinated Notes limit the aggregate sum of dividends, share repurchases, and other designated restricted payments to an amount based on ATK's net income, stock issuance proceeds, and certain other items, less restricted payments made, since April 1, 2001. As of March 31, 2010, this limit was approximately $352,000. As of March 31, 2010, the Senior Credit Facility allows ATK to make unlimited "restricted payments" (as defined in the credit agreement), which among other items, would allow payments for future share repurchases, as long as ATK maintains certain senior debt limits, with an annual limit, when those debt limits are not met, of $50,000 plus proceeds of any equity issuances plus 50% of net income since March 29, 2007.

**15. Operating Segment Information**

As of March 31, 2010, ATK has three segments: Armament Systems, Mission Systems, and Space Systems. These operating segments are defined based on the reporting and review process used by ATK's chief executive officer and other management. Revenue by product line has not been provided as to do so would be impracticable.

- Armament Systems, which generated 45% of ATK's external sales in fiscal 2010, develops and produces military ammunition and gun systems; commercial products; tactical systems and equipment, and propellant and energetic materials. It also operates the U.S. Army ammunition plants in Independence, Missouri and Radford, Virginia.

(Amounts in thousands except share and per share data and unless otherwise indicated)

**15. Operating Segment Information (Continued)**

- Mission Systems, which generated 26% of ATK's external sales in fiscal 2010, operates in two business lanes, Weapon Systems and Aerospace Systems, across the following market areas: large caliber direct fires, force protection, precision guided munitions, missiles, propulsion, missile defense, fuzes and warheads, composites, special mission aircraft, electronic warfare, military aircraft structures, commercial aircraft structures and launch structures.
- Space Systems, which generated 29% of ATK's external sales in fiscal 2010, produces rocket motor systems for human and cargo launch vehicles, conventional and strategic missiles, missile defense interceptors, small and micro-satellites, satellite components, structures and subsystems, lightweight space deployables and solar arrays, and provides engineering and technical services. Other products include ordnance, such as decoy and illuminating flares.

Effective April 1, 2010, ATK realigned its business structure into four operating groups. As a result of this realignment, ATK's four operating groups are:

- Aerospace Systems, consisting of Space System's current businesses and the aerospace structures business formerly within Mission Systems.
- Armament Systems, consisting of Armament System's current businesses (except for commercial products and tactical accessories) and the precision munitions business formerly within Mission Systems.
- Missile Products, consisting of the remaining businesses formerly within Mission Systems.
- Security and Sporting, consisting of the commercial products and tactical accessories businesses formerly within Armament Systems.

The April 1, 2010 realignment is not reflected in the information contained in this report.

All of ATK's segments derive the majority of their sales from contracts with, and prime contractors to, the U.S. Government. ATK's U.S. Government sales, including sales to U.S. Government prime contractors, during the last three fiscal years were as follows:

| Fiscal | U.S. Government Sales | Percent of sales |
|---|---|---|
| 2010 | $3,333,425 | 69% |
| 2009 | 3,486,456 | 76% |
| 2008 | 3,257,000 | 78% |

The military small-caliber ammunition contract, which is reported within Armament Systems, contributed approximately 13%, 12%, and 12% of total fiscal 2010, fiscal 2009, and fiscal 2008 sales, respectively. No other single contract contributed more than 10% of ATK's sales in fiscal 2008, 2009, or 2010.

No single commercial customer accounted for 10% or more of ATK's total sales during fiscal 2010, 2009, or 2008.

ATK's foreign sales to customers were $631,978 in fiscal 2010, $385,829 in fiscal 2009, and $257,655 in fiscal 2008. Approximately 55% of these sales were in Armament Systems, 40% were in Mission Systems, and 5% were in Space Systems. Sales to no individual country outside the United

(Amounts in thousands except share and per share data and unless otherwise indicated)

**15. Operating Segment Information (Continued)**

States accounted for more than 3% of ATK's sales in fiscal 2010. Substantially all of ATK's assets are held in the United States.

The following summarizes ATK's results by segment:

| | Year Ended March 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Armament Systems | Mission Systems | Space Systems | Corporate | Total |
| Sales: | | | | | |
| External customers | $2,164,661 | $1,269,127 | $1,373,878 | $ — | $4,807,666 |
| Intercompany | 16,320 | 128,662 | 14,752 | (159,734) | — |
| Total | 2,180,981 | 1,397,789 | 1,388,630 | (159,734) | 4,807,666 |
| Capital expenditures | 45,109 | 56,725 | 36,022 | 5,616 | 143,472 |
| Depreciation | 29,619 | 23,433 | 32,136 | 8,551 | 93,739 |
| Amortization of intangible assets | 1,134 | 3,822 | 1,135 | — | 6,091 |
| Income before interest, income taxes and noncontrolling interest | 256,994 | 136,785 | 138,064 | (19,506) | 512,337 |
| Total assets | 873,361 | 1,016,654 | 1,032,238 | 947,371 | 3,869,624 |

| | Year Ended March 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Armament Systems | Mission Systems | Space Systems | Corporate | Total |
| Sales: | | | | | |
| External customers | $1,737,909 | $1,215,018 | $1,630,297 | $ — | $4,583,224 |
| Intercompany | 18,382 | 173,965 | 12,013 | (204,360) | — |
| Total | 1,756,291 | 1,388,983 | 1,642,310 | (204,360) | 4,583,224 |
| Capital expenditures | 26,004 | 33,492 | 33,239 | 18,746 | 111,481 |
| Depreciation | 20,459 | 20,486 | 30,863 | 8,329 | 80,137 |
| Amortization of intangible assets | — | 4,634 | 982 | — | 5,616 |
| Income before interest, income taxes and noncontrolling interest | 171,563 | 153,341 | 79,560 | (20,007) | 384,457 |
| Total assets | 806,580 | 918,711 | 1,155,429 | 696,625 | 3,577,345 |

| | Year Ended March 31, 2008 | | | | |
|---|---|---|---|---|---|
| | Armament Systems | Mission Systems | Space Systems | Corporate | Total |
| Sales: | | | | | |
| External customers | $1,476,716 | $1,139,038 | $1,555,971 | $ — | $4,171,725 |
| Intercompany | 23,936 | 155,133 | 17,376 | (196,445) | — |
| Total | 1,500,652 | 1,294,171 | 1,573,347 | (196,445) | 4,171,725 |
| Capital expenditures | 25,203 | 33,052 | 28,482 | 13,972 | 100,709 |
| Depreciation | 17,998 | 17,401 | 30,675 | 5,437 | 71,511 |
| Amortization of intangible assets | — | 5,070 | 905 | — | 5,975 |
| Income before interest, income taxes and noncontrolling interest | 139,603 | 129,028 | 192,995 | (31,098) | 430,528 |
| Total assets | 711,374 | 811,860 | 1,234,668 | 438,292 | 3,196,194 |

(Amounts in thousands except share and per share data and unless otherwise indicated)

## 15. Operating Segment Information (Continued)

During fiscal 2010, ATK recorded an $11,400 noncash charge within Armament Systems related to the Company's TNT production facility and ATK's decision to procure all future TNT requirements from an off-shore vendor.

During fiscal 2010, ATK recorded a $24,586 noncash asset impairment charge within Space Systems and a $13,422 noncash asset impairment charge within Mission Systems related to the Company's decision to discontinue the use of the Thiokol and MRC trade names, as discussed in Note 7.

During fiscal 2010 ATK recognized approximately $14,000 of growth in contract costs associated with the construction of an energetics facility for the Australian Ministry of Defense. As the program moves closer to completion it has been transitioned from Space Systems Group to the Armament Systems Group given that ATK's core expertise in high volume energetics production lies within Armament Systems.

During the fourth quarter of fiscal 2009, ATK recorded a non-cash goodwill impairment charge of $108,500 within Space Systems, as discussed in Note 7.

Certain administrative functions are primarily managed by ATK at the corporate headquarters ("Corporate"). Some examples of such functions are human resources, pension and postretirement benefits, corporate accounting, legal, tax, and treasury. Significant assets and liabilities managed at Corporate include those associated with debt, pension and postretirement benefits, environmental liabilities, and income taxes. Pension and postretirement benefit expenses are allocated to each segment based on relative headcount and types of benefits offered in each respective segment. Environmental expenses are allocated to each segment based on the origin of the underlying environmental cost. Transactions between segments are recorded at the segment level, consistent with ATK's financial accounting policies. Intercompany balances and transactions involving different segments are eliminated at ATK's consolidated financial statements level. These eliminations are shown above in "Corporate" and were $19,353, $26,001, and $23,366 for fiscal 2010, 2009, and 2008.

## 16. Quarterly Financial Data (Unaudited)

Quarterly financial data is summarized as follows:

| | Fiscal 2010 Quarter Ended | | | |
|---|---|---|---|---|
| | July 5 | October 4 | January 3 | March 31 |
| Sales | $1,209,134 | $1,207,964 | $1,141,529 | $1,249,039 |
| Gross profit | 259,845 | 245,702 | 250,381 | 275,383 |
| Net income attributable to Alliant Techsystems Inc. | 69,431 | 72,510 | 78,371 | 58,402 |
| Alliant Techsystems Inc.'s earnings per common share: | | | | |
| Basic earnings per share | 2.12 | 2.21 | 2.38 | 1.77 |
| Diluted earnings per share | 2.09 | 2.19 | 2.33 | 1.73 |

(Amounts in thousands except share and per share data and unless otherwise indicated)

**16. Quarterly Financial Data (Unaudited) (Continued)**

| | Fiscal 2009 Quarter Ended | | | |
|---|---|---|---|---|
| | June 28 | September 28 | December 28 | March 31 |
| Sales | $1,124,865 | $1,091,951 | $1,109,450 | $1,256,958 |
| Gross profit | 219,272 | 240,231 | 229,584 | 286,824 |
| Net income (loss) attributable to Alliant Techsystems Inc. | 54,392 | 61,462 | 61,408 | (36,497) |
| Alliant Techsystems Inc.'s earnings per common share: | | | | |
| Basic earnings (loss) per share | 1.66 | 1.87 | 1.88 | (1.12) |
| Diluted earnings (loss) per share | 1.55 | 1.77 | 1.85 | (1.12) |

The sum of the per share amounts for the quarters may not equal the total for the year due to the application of the treasury stock method. Dilutive loss per share equals basic loss per share for the fourth quarter of fiscal 2009 due to the fact that dilutive shares outstanding for the quarter are anti-dilutive.

During the fourth quarter of fiscal 2010, ATK recorded a $24,586 non-cash asset impairment charge within Space Systems and a $13,422 noncash asset impairment charge within Mission Systems related to the Company's decision to discontinue the use of the Thiokol and MRC trade names as discussed in Note 7.

During the fourth quarter of fiscal 2010 ATK recorded a settlement expense of $6,287 to recognize the impact of lump sum benefit payments made in the non-qualified supplemental executive retirement plan.

During the fourth quarter of fiscal 2009, ATK recorded a non-cash goodwill impairment charge of $108,500, as discussed in Note 7. Additionally, ATK recorded additional tax expense for the valuation allowance related to its capital loss carryover of $5,398 as well as a $6,000 write-off of an accounts receivable balance related to a customer bankruptcy filing.

**17. Subsequent Events**

On April 12, 2010, ATK announced that it had acquired Blackhawk Industries Products Group Unlimited, LLC ("Blackhawk"), a leading manufacturer of high quality tactical gear. The purchase price was $172,251, subject to purchase price adjustments expected to be settled in fiscal 2011. ATK believes that the acquisition provides ATK with a leading tactical systems brand, an expanded portfolio of quality products, and additional design and development expertise for innovative and tactical accessories which will strengthen ATK's position in tactical accessories and equipment for domestic and international military, law enforcement, security, and sport enthusiast markets. Headquartered in Norfolk, Virginia, Blackhawk employs approximately 300 employees and is included in the recently formed Security and Sporting group. The purchase price allocation will be completed in fiscal 2011. Most of the goodwill generated in this acquisition will be deductible for tax purposes.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

ATK's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of ATK's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2010 and have concluded that ATK's disclosure controls and procedures are effective to ensure that information required to be disclosed by ATK in reports that ATK files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports ATK files or submits is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

### Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2010, there was no change in ATK's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that has materially affected, or is reasonably likely to materially affect, ATK's internal control over financial reporting.

**Management's Report on Internal Control over Financial Reporting**

The management of ATK prepared and is responsible for the consolidated financial statements and all related financial information contained in this Form 10-K. This responsibility includes establishing and maintaining adequate internal control over financial reporting. ATK's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, ATK designed and implemented a structured and comprehensive assessment process to evaluate its internal control over financial reporting. The assessment of the effectiveness of ATK's internal control over financial reporting was based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors ATK's internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on our assessment, management has concluded that ATK's internal control over financial reporting is effective as of March 31, 2010.

Our internal control over financial reporting as of March 31, 2010, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ MARK W. DEYOUNG

*President and Chief Executive Officer*

/s/ JOHN L. SHROYER

*Senior Vice President and Chief Financial Officer*

May 18, 2010

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Alliant Techsystems Inc.:

We have audited the internal control over financial reporting of Alliant Techsystems Inc. and subsidiaries (the "Company") as of March 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated May 18, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
May 18, 2010

**ITEM 9B. OTHER INFORMATION**

None.

## PART III

The information required by Item 10, other than the information presented below, as well as the information required by Items 11 through 14 is incorporated by reference from ATK's definitive Proxy Statement pursuant to General Instruction G(3) to Form 10-K. ATK will file its definitive Proxy Statement pursuant to Regulation 14A by June 30, 2010.

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding ATK's directors is incorporated by reference from the section entitled *Proposal 1—Election of Directors* in ATK's Proxy Statement for the 2010 Annual Meeting of Stockholders. Information regarding ATK's executive officers is set forth under the heading *Executive Officers* in Item 1 of Part I of this Form 10-K and is incorporated by reference in this Item 10.

Information about compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the section entitled *Section 16(a) Beneficial Ownership Reporting Compliance* in the 2010 Proxy Statement.

Information regarding ATK's code of ethics (ATK's *Business Ethics Code of Conduct*), which ATK has adopted for all directors, officers and employees, is incorporated by reference from the section entitled *Corporate Governance—Business Ethics Code of Conduct* in the 2010 Proxy Statement. ATK's *Business Ethics Code of Conduct* is available on our website at *www.atk.com* by selecting *About Us* and then *Values*.

Since the date of ATK's 2009 Proxy Statement, there have been no material changes to the procedures by which security holders may recommend nominees to ATK's Board of Directors.

Information regarding ATK's Audit Committee, including the Audit Committee's financial experts, is incorporated by reference from the section entitled *Corporate Governance—Meetings of the Board and Board Committees—Audit Committee* in the 2010 Proxy Statement.

### ITEM 11. EXECUTIVE COMPENSATION

Information about compensation of ATK's named executive officers is incorporated by reference from the section entitled *Executive Compensation* in the 2010 Proxy Statement. Information about compensation of ATK's directors is incorporated by reference from the section entitled *Director Compensation* in the 2010 Proxy Statement. Information about compensation committee interlocks is incorporated by reference from the section entitled *Corporate Governance—Compensation Committee Interlocks and Insider Participation* in the 2010 Proxy Statement.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management is incorporated by reference from the section entitled *Security Ownership of Certain Beneficial Owners and Management* in the 2010 Proxy Statement. Information regarding securities authorized for issuance under equity compensation plans is set forth under the heading *Equity Compensation Plan Information* in Item 5 of Part II of this Form 10-K and is incorporated by reference in this Item 12.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding transactions with related persons is incorporated by reference from the section entitled *Certain Relationships and Related Transactions* in the 2010 Proxy Statement.

Information about director independence is incorporated by reference from the section entitled *Corporate Governance—Director Independence* in the 2010 Proxy Statement.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services as well as related pre-approval policies and procedures is incorporated by reference from the section entitled *Fees Paid to Independent Registered Public Accounting Firm* in the 2010 Proxy Statement.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

### (a) Documents filed as part of this Report

### 1. Financial Statements

The following is a list of all of the Consolidated Financial Statements included in Item 8 of Part II:



### 2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because of the absence of the conditions under which they are required or because the information required is shown in the financial statements or notes thereto.

### 3. Exhibits

See Exhibit Index at the end of this Report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANT TECHSYSTEMS INC.

Date: May 18, 2010

By: /s/ JOHN L. SHROYER
Name: John L. Shroyer
Title: *Senior Vice President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title |
|---|---|
| /s/ MARK W. DEYOUNG<br>Mark W. DeYoung | President and Chief Executive Officer (principal executive officer) |
| /s/ JOHN L. SHROYER<br>John L. Shroyer | Senior Vice President and Chief Financial Officer (principal financial and accounting officer) |
| *<br>Frances D. Cook | Director |
| *<br>Martin C. Faga | Director |
| *<br>Ronald R. Fogleman | Chairman of the Board |
| *<br>Tig H. Krekel | Director |
| *<br>Douglas L. Maine | Director |

| Signature | Title |
| --- | --- |
| *<br>Roman Martinez IV | Director |
| *<br>Mark H. Ronald | Director |
| *<br>William G. Van Dyke | Director |

Date: May 18, 2010

*By: /s/ KEITH D. ROSS
Name: Keith D. Ross
*Attorney-in-fact*

**ALLIANT TECHSYSTEMS INC.**
**FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2010**
**EXHIBIT INDEX**

The following exhibits are filed electronically with this report unless the exhibit number is followed by an asterisk (*), in which case the exhibit is incorporated by reference from the document listed. The applicable Securities and Exchange Commission File Number is 1-10582 unless otherwise indicated. Exhibit numbers followed by a pound sign (#) identify exhibits that are either a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K. Excluded from this list of exhibits, pursuant to Paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K, may be one or more instruments defining the rights of holders of long-term debt of the Registrant. The Registrant hereby agrees that it will, upon request of the Securities and Exchange Commission, furnish to the Commission a copy of any such instrument.

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 3(i).1* | Restated Certificate of Incorporation of the Registrant, effective July 20, 1990, including Certificate of Correction effective September 21, 1990 (Exhibit 3(i).1 to Form 10-Q for the quarter ended September 28, 2008). |
| 3(i).2* | Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant, effective September 28, 1990 (Exhibit 3(i).2 to Form 10-Q for the quarter ended September 28, 2008). |
| 3(i).3* | Certificate of Amendment of Restated Certificate of Incorporation, effective August 8, 2001 (Exhibit 3(i).3 to Form 10-Q for the quarter ended September 28, 2008). |
| 3(i).4* | Certificate of Amendment of Restated Certificate of Incorporation, effective August 7, 2002 (Exhibit 3(i).4 to Form 10-Q for the quarter ended September 28, 2008). |
| 3(i).5* | Certificate of Amendment of Restated Certificate of Incorporation, effective August 5, 2008 (Exhibit 3(i).5 to Form 10-Q for the quarter ended September 28, 2008). |
| 3(ii).1* | Bylaws of the Registrant, as Amended and Restated Effective August 1, 2006 (Exhibit 3.1 to Form 8-K dated August 1, 2006). |
| 4.1* | Form of Certificate for common stock, par value $.01 per share (Exhibit 4.1 to the Form 10-K for the year ended March 31, 2005). |
| 4.2* | Rights Agreement, dated as of May 7, 2002, by and between the Registrant and The Bank of New York Mellon, successor to LaSalle Bank National Association, as rights agent (Exhibit 4.1 to the Form 8-A filed on May 14, 2002). |
| 4.3.1* | Call Option Agreement, dated as of September 6, 2006, between the Registrant and Bank of America, N.A. (Exhibit 4.3.1 to the Form 10-K for the year ended March 31, 2007 (the "Fiscal 2007 Form 10-K")). |
| 4.3.2* | Warrant Agreement, dated as of September 6, 2006, between the Registrant and Bank of America, N.A. (Exhibit 4.3.2 to the Fiscal 2007 Form 10-K). |
| 4.4.1* | Indenture, dated as of September 12, 2006, among the Registrant, as Issuer, the Subsidiary Guarantors identified in the Indenture (the "Subsidiary Guarantors") and The Bank of New York Trust Company, N.A., as Trustee, relating to 2.75% Convertible Senior Subordinated Notes due 2011 (including form of Convertible Senior Subordinated Note) (Exhibit 4.1 to Form 8-K dated September 6, 2006). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 4.4.2* | Registration Rights Agreement, dated as of September 12, 2006, among the Registrant, the Subsidiary Guarantors and Banc of America Securities LLC, as Representative of the Initial Purchasers under the Purchase Agreement (Exhibit 4.2 to Form 8-K dated September 6, 2006). |
| 4.5.1* | Indenture, dated as of March 15, 2006, between the Registrant and The Bank of New York Trust Company, N.A., as trustee, relating to 6.75% Senior Subordinated Notes due 2016 (Exhibit 4.9 to the Registration Statement on Form S-3ASR dated March 2, 2006). |
| 4.5.2* | First Supplemental Indenture, dated as of March 15, 2006, among the Registrant, its subsidiaries and the Bank of New York Trust Company, N.A., 6.75% Senior Subordinated Notes due 2016 (Exhibit 4.12 to Form 8-K dated March 16, 2006). |
| 4.5.3* | Global Security representing the 6.75% Senior Subordinated Notes due 2016, dated March 15, 2006 (Exhibit 4.13 to Form 8-K dated March 16, 2006). |
| 4.6.1* | Indenture dated as of August 13, 2004 among the Registrant, as Issuer, the Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.1 to Form 10-Q for the quarter ended October 3, 2004). |
| 4.6.2* | First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Registrant, as Issuer, Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee (Exhibit 4.2 to Form 10-Q for the quarter ended October 3, 2004). |
| 4.7.1* | Indenture, dated as of February 19, 2004, among the Registrant and BNY Midwest Trust Company, an Illinois trust company, as trustee, 2.75% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.5 to the Form 10-K for the year ended March 31, 2004 (the "Fiscal 2004 Form 10-K")). |
| 4.7.2* | First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of February 19, 2004 among Alliant Techsystems Inc., as Issuer, Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee (Exhibit 4.3 to Form 10-Q for the quarter ended October 3, 2004). |
| 10.1* | Amended and Restated Credit Agreement, dated as of March 29, 2007, among the Registrant; the Lenders named therein; Bank of America, N.A., as Administrative Agent; Calyon, New York Branch, as Syndication Agent; Royal Bank of Scotland and U.S. Bank National Association, as Co-Documentation Agents; Banc of America Securities LLC (BAS) and Calyon, New York Branch, as Joint Lead Arrangers; and BAS, as Sole Bookrunning Manager (Exhibit 10.1 to Form 10-Q for the quarter ended July 5, 2009). |
| 10.2* | Purchase and Sale Agreement, dated as of October 28, 1994, between the Registrant and Hercules Incorporated (the "Purchase Agreement"), including certain exhibits and certain schedules and a list of schedules and exhibits omitted (Exhibit 2 to Form 8-K dated October 28, 1994). |
| 10.3* | Master Amendment to Purchase Agreement, dated as of March 15, 1995, between the Registrant and Hercules Incorporated, including exhibits (Exhibit 2.2 to Form 8-K dated March 15, 1995). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 10.4.1* | Environmental Agreement, dated as of October 28, 1994, between the Registrant and Hercules Incorporated (Exhibit 10.2.1 to the Form 10-K for the year ended March 31, 2003 (the "Fiscal 2003 Form 10-K")). |
| 10.4.2* | Amendment to Environmental Agreement, dated March 15, 1995 (Exhibit 10.2.2 to the Fiscal 2003 Form 10-K). |
| 10.5* | Form of Indemnification Agreement between the Registrant and its directors and officers (Exhibit 10.6 to Amendment No. 1, filed September 17, 1990, to the Form 10 Registration Statement filed with the Securities and Exchange Commission on July 20, 1990). |
| 10.6*# | Description of non-employee Directors' cash and equity compensation (Item 1.01 of Form 8-K dated October 29, 2007). |
| 10.7*# | Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (Exhibit 10.1 to Form 8-K dated October 29, 2007). |
| 10.8*# | Amended and Restated Non-Employee Director Restricted Stock Plan, Amended and Restated as of October 30, 2007 (Exhibit 10.3 to Form 8-K dated October 29, 2007). |
| 10.9*# | Deferred Fee Plan for Non-Employee Directors, as amended and restated October 30, 2007 (Exhibit 10.2 to Form 8-K dated October 29, 2007). |
| 10.10*# | Description of compensation arrangement for Mark W. DeYoung, the Registrant's Chief Executive Officer (Item 5.02 of Form 8-K dated February 2, 2010). |
| 10.11*# | Description of compensation arrangements for John L. Shroyer, the Registrant's interim Chief Executive Officer, and for an independent non-executive Chairman of the Board of the Registrant (Item 5.02 of Form 8-K dated December 17, 2009). |
| 10.12.1*# | Description of compensation arrangement for Daniel J. Murphy, the Registrant's former Chief Executive Officer (Item 5.02 of Form 8-K dated November 9, 2009). |
| 10.12.2*# | Separation Agreement and General Release of Claims between the Registrant and Daniel J. Murphy dated January 18, 2010 (Exhibit 10.1 to Form 8-K dated January 18, 2010). |
| 10.12.3*# | Employment Agreement with Daniel J. Murphy dated February 1, 2004 (Exhibit 10.15 to the Fiscal 2004 Form 10-K). |
| 10.12.4*# | Amendment to Employment Agreement with Daniel J. Murphy (Exhibit 10.2 to Form 8-K dated December 20, 2005). |
| 10.12.5*# | Amendment to Employment Agreement with Daniel J. Murphy dated as of March 10, 2008 (Exhibit 10.1 to Form 8-K dated March 10, 2008). |
| 10.12.6*# | Amendment to Employment Agreement with Daniel J. Murphy dated as of August 4, 2008 (Exhibit 10.1 to Form 8-K dated August 4, 2008). |
| 10.13*# | Description of compensation arrangement for John J. Cronin (Item 5.02 of Form 8-K dated March 8, 2010). |
| 10.14*# | Alliant Techsystems Inc. Executive Officer Incentive Plan (Exhibit 10.1 to Form 8-K dated August 1, 2006). |
| 10.15.1*# | Alliant Techsystems Inc. 2005 Stock Incentive Plan As Amended and Restated Effective August 4, 2009 (Exhibit 10.1 to Form 8-K dated August 4, 2009). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 10.15.2*# | Form of Non-Qualified Stock Option Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (Exhibit 10.25.2 to the Form 10-K for the year ended March 31, 2006 (the "Fiscal 2006 Form 10-K")). |
| 10.15.3*# | Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (Exhibit 10.25.3 to the Fiscal 2006 Form 10-K). |
| 10.15.4*# | Form of Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2008-2010 Performance Period as amended effective October 29, 2007 (Exhibit 10.11 to Form 8-K dated October 29, 2007). |
| 10.15.5*# | Form of Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2009-2011 Performance Period (Exhibit 10.14.9 to the Form 10-K for the year ended March 31, 2008). |
| 10.15.6*# | Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2010-2012 Performance Period (Exhibit 10.14.8 to the Form 10-K for the year ended March 31, 2009 (the "Fiscal 2009 Form 10-K")). |
| 10.15.7*# | Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2010-2012 Performance Period (Exhibit 10.14.9 to the Fiscal 2009 Form 10-K). |
| 10.15.8*# | Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (Exhibit 10.25.7 to the Fiscal 2006 Form 10-K). |
| 10.16.1*# | Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.16.1 to the Fiscal 2007 Form 10-K). |
| 10.16.2*# | Amendment No. 1 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective May 8, 2001 (Exhibit 10.7.2 to the Form 10-K for the year ended March 31, 2002 (the "Fiscal 2002 Form 10-K")). |
| 10.16.3*# | Amendment No. 2 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective March 19, 2002 (Exhibit 10.7.3 to the Fiscal 2002 Form 10-K). |
| 10.16.4*# | Amendment No. 3 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective October 29, 2002 (Exhibit 10.6.4 to the Fiscal 2004 Form 10-K). |
| 10.16.5*# | Amendment No. 4 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective October 29, 2002 (Exhibit 10.3 to Form 8-K dated January 30, 2007). |
| 10.16.6*# | Form of Non-Qualified Stock Option Agreement under the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.1 to Form 8-K dated February 4, 2005). |
| 10.17.1*# | First Amendment and Restatement of 2000 Stock Incentive Plan effective January 23, 2001 (Exhibit 10.25.1 to the Fiscal 2002 Form 10-K). |
| 10.17.2*# | Amendment 1 to First Amendment and Restatement of 2000 Stock Incentive Plan effective April 24, 2001 (Exhibit 10.25.2 to the Fiscal 2002 Form 10-K). |
| 10.17.3*# | Amendment 2 to First Amendment and Restatement of 2000 Stock Incentive Plan effective January 21, 2002 (Exhibit 10.25.3 to the Fiscal 2002 Form 10-K). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 10.17.4*# | Amendment 3 to First Amendment and Restatement of Alliant Techsystems Inc. 2000 Stock Incentive Plan (Exhibit 10.2 to Form 10-Q for the quarter ended October 3, 2004). |
| 10.17.5*# | Amendment 4 to First Amendment and Restatement of Alliant Techsystems Inc. 2000 Stock Incentive Plan (Exhibit 10.2 to Form 8-K dated January 30, 2007). |
| 10.18.1*# | Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as Amended and Restated October 29, 2007 (Exhibit 10.6 to Form 8-K dated October 29, 2007). |
| 10.18.2*# | Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (Exhibit 10.9.2 to the Fiscal 2003 Form 10-K). |
| 10.19*# | Alliant Techsystems Inc. Executive Severance Plan as amended effective October 29, 2007 (Exhibit 10.7 to Form 8-K dated October 29, 2007). |
| 10.20.1*# | Alliant Techsystems Inc. Supplemental Executive Retirement Plan, as Amended and Restated October 29, 2007 (Exhibit 10.4 to Form 8-K dated October 29, 2007). |
| 10.20.2*# | Schedule 1, Updated as of January 13, 2009, to Alliant Techsystems, Inc. Supplemental Executive Retirement Plan (Exhibit 10.19.2 to the Fiscal 2009 Form 10-K). |
| 10.21*# | Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, Amended and Restated October 29, 2007 (Exhibit 10.5 to Form 8-K dated October 29, 2007). |
| 10.22*# | Alliant Techsystems Inc. Income Security Plan, Amended and Restated October 29, 2007 (Exhibit 10.8 to Form 8-K dated October 29, 2007). |
| 10.23.1*# | Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Registrant and U.S. Bank National Association (Exhibit 10.20.1 to the Form 10-K for the fiscal year ended March 31, 1998 (the "Fiscal 1998 Form 10-K")). |
| 10.23.2*# | First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Registrant and U.S. Bank National Association (Exhibit 10.17.2 to the Fiscal 2002 Form 10-K). |
| 10.24.1*# | Executive Split Dollar Life Insurance Plan (Exhibit 10.9 to the Fiscal 1998 Form 10-K). |
| 10.24.2*# | Split Dollar Life Insurance Agreement (Exhibit 10.9.2 to the Fiscal 1998 Form 10-K). |
| 10.24.3*# | Executive Life Insurance Agreement (Exhibit 10.9.1 to the Fiscal 1998 Form 10-K). |
| 12 | Computation of Ratio of Earnings to Fixed Charges |
| 14* | The Registrant's Business Ethics Code of Conduct (Exhibit 14.1 to Form 8-K dated October 30, 2006). |
| 21 | Subsidiaries of the Registrant as of March 31, 2010. |
| 23 | Consent of Independent Registered Public Accounting Firm. |
| 24 | Power of Attorney. |
| 31.1 | Certification of Chief Executive Officer. |
| 31.2 | Certification of Chief Financial Officer. |
| 32 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

## Leadership

### Board of Directors

**Ronald R. Fogleman[2]**
Non-Executive Chairman of the Board, ATK. President, B Bar J Cattle and Consulting Company, a consulting firm.

**Frances D. Cook[2]**
Chair, The Ballard Group LLC, an international business consulting firm.

**Mark W. DeYoung**
Director, President, and Chief Executive Officer, ATK.

**Martin C. Faga[2,3]**
Retired President and Chief Executive Officer of the MITRE Corporation, a not-for-profit systems engineering firm.

**Tig H. Krekel[3]**
Vice Chairman and partner, J.F. Lehman & Company, a New York private-equity investment bank.

**Douglas L. Maine[1,3]**
Former Chief Financial Officer, International Business Machines Corporation (IBM).

**Roman Martinez IV[1]**
Private investor. Former Managing Director, Lehman Brothers, an investment banking firm.

**Mark H. Ronald[1]**
Former Chairman of the Board, BAE Systems Inc., the wholly-owned U.S. subsidiary of BAE Systems plc, a British aerospace and defense company.

**William G. Van Dyke[1,3]**
Former Chairman and Chief Executive Officer, Donaldson Company, Inc., a provider of filtration systems and replacement parts.

(1)Audit Committee
(2)Nominating and Governance Committee
(3)Personnel and Compensation Committee

## ATK Officers

**Mark W. DeYoung**
President and Chief Executive Officer

**Steven J. Cortese**
Senior Vice President Washington Operations

**Karen Davies**
Senior Vice President and President Armament Systems

**Ronald P. Johnson**
Senior Vice President and President Security and Sporting

**Blake E. Larson**
Senior Vice President and President Aerospace Systems

**Mark L. Mele**
Senior Vice President Corporate Communications and Investor Relations

**Bart R. Olson**
Interim President Missile Products

**Paula J. Patineau**
Senior Vice President Human Resources and Administrative Services

**Keith D. Ross**
Senior Vice President, General Counsel and Secretary

**John L. Shroyer**
Senior Vice President and Chief Financial Officer

**Jay Tibbets**
Senior Vice President of Business Development

## Corporate Information

**Corporate Headquarters**
7480 Flying Cloud Drive
Minneapolis, MN 55344
Telephone: 952-351-3000
E-mail: alliant.corporate@atk.com

**Annual Meeting of Stockholders**
The Annual Meeting of Stockholders will be held at Corporate Headquarters at 9:00 a.m. on August 3, 2010.

**Common Stock**
ATK common stock is listed on the New York Stock Exchange under ATK and in stock tables under AlliantTech. During FY10, approximately 113 million shares were traded. The stock price ranged from a low of $67.27 to a high of $90.67.

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538

**Transfer Agent and Registrar**
Stockholder inquiries should be directed to Transfer Agent/Registrar BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
Telephone: 866-865-6322
Website: www.bnymellon.com/shareowner/isd

**Investor and Media Inquiries**
Inquiries from investors should be directed to Jeff Huebschen, Director, Investor Relations
Telephone: 952-351-2929
E-mail: Jeff.Huebschen@ATK.com

Inquiries from the media should be directed to Bryce Hallowell, Vice President, Corporate Communications
Telephone: 952-351-3087
E-mail: Bryce.Hallowell@ATK.com

**Company Website**
The ATK website at www.ATK.com includes biographies of directors and executive officers, as well as information on the company's corporate governance guidelines, and the charters of the committees of the Board of Directors.

**Forward-Looking Statements**
Certain information discussed in this 2010 Annual Report to Stockholders constitutes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although ATK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Among these factors are: assumptions related to the Ares I and Ares V programs for NASA; changes in governmental spending, budgetary policies and product sourcing strategies; the company's competitive environment; risks inherent in the development and manufacture of advanced technology; risks associated with the diversification into new markets; increases in commodity costs, energy prices, and production costs; the terms and timing of awards and contracts; program performance; program terminations; changes in cost estimates related to relocation of facilities; the outcome of contingencies, including litigation and environmental remediation; actual pension asset returns and assumptions regarding future returns, discount rates and service costs; capital market volatility and corresponding assumptions related to the company's shares outstanding; the availability of capital market financing; changes to accounting standards; changes in tax rules or pronouncements; economic conditions; and the company's capital deployment strategy, including debt repayment, share repurchases, pension funding, mergers and acquisitions and any integration thereof. ATK undertakes no obligation to update any forward-looking statements. For further information on factors that could impact ATK, and statements contained herein, please refer to ATK's most recent Annual Report on Form 10-K and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K filed with the U.S. Securities and Exchange Commission.

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